As filed with the Securities and Exchange Commission on March 31, 2014.

Registration no. 333-194461

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Lombard Medical, Inc.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4 Trident Park

Didcot

Oxfordshire OX11 7HJ

United Kingdom

+44 20 1235 750800

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Lombard Medical Technologies, Inc.

15420 Laguna Canyon Road

Suite 260

Irvine, CA 92618

(Name, Address, Including ZIP Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Kristian Wiggert Brian Rosenzweig Covington & Burling LLP 265 Strand London WC2R 1BH United Kingdom +44 20 7067 2000	Olof Clausson Latham & Watkins (London) LLP 99 Bishopsgate London EC2M 3XF United Kingdom +44 20 7710 1000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)(2)	AMOUNT OF REGISTRATION FEE (3)
Ordinary shares, $0.01 par value per share	$80,000,000	$10,304

(1)	Includes 545,455 ordinary shares that may be sold pursuant to exercise of the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Prior to the completion of this offering, our business has been conducted solely through Lombard Medical Technologies plc and its subsidiaries. Subsequent to the effectiveness of this registration statement and prior to completion of this offering, and in accordance with and as contemplated by a scheme of arrangement relating to our change of domicile to the Cayman Islands, all holders of our ordinary shares will have their shares in Lombard Medical Technologies plc cancelled and will be issued one ordinary share of Lombard Medical, Inc., a newly formed Cayman Islands exempted company with limited liability, resident in the United Kingdom for tax purposes, for every four ordinary shares previously held in Lombard Medical Technologies plc. These ordinary shares will have substantially the same rights as the shares previously held in the capital of Lombard Medical Technologies plc. The purpose of the scheme of arrangement is to facilitate a listing of our ordinary shares on the NASDAQ Global Market. For a more detailed description, see “Change of Domicile” in the accompanying prospectus.

This registration statement, including the prospectus contained herein, includes the audited consolidated financial statements, consolidated selected financial data and other financial information of Lombard Medical Technologies plc, which holds all shares of capital stock of our operating subsidiaries and, following the change of domicile and this offering, will become a wholly-owned subsidiary of Lombard Medical, Inc. Prior to the change of domicile and this offering, Lombard Medical, Inc. held no material assets and did not engage in any operations.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 31, 2014

PRELIMINARY PROSPECTUS

3,636,364 Ordinary Shares

LOMBARD MEDICAL, INC.

This is the initial public offering of our ordinary shares. No public market currently exists for our ordinary shares.

We anticipate that the initial offering price per share will be between $15.00 and $18.00 per share. We have applied for listing of our ordinary shares on the NASDAQ Global Market under the symbol “EVAR.” Prior to the completion of this offering, shares of our wholly-owned subsidiary, Lombard Medical Technologies plc have traded on AIM, a market operated by the London Stock Exchange plc, under the symbol “LMT.” We intend to cancel admission of the ordinary shares to trading on AIM prior to the settlement of this offering.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and may elect to comply with reduced public company disclosure requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our ordinary shares involves a high degree of risk.

See “Risk Factors” beginning on page 10.

	PER ORDINARY SHARE	TOTAL
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to us	$	$

(1) The underwriters will also be reimbursed for certain expenses incurred in this offering. See “Underwriting” for details.

We have granted the underwriters the right to purchase up to 545,455 additional ordinary shares at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $        , and the total proceeds to us, before expenses, will be $        .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

No offer or invitation to subscribe for ordinary shares may be made to the public in the Cayman Islands.

The underwriters expect to deliver the ordinary shares to purchasers on or about             , 2014.

Jefferies	Barclays

BTIG

Prospectus dated             , 2014

You should rely only on the information contained in this prospectus or any free-writing prospectus we may authorize to be delivered or made available to you. We and the underwriters have not authorized anyone to provide you with additional or different information. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, our ordinary shares only in jurisdictions where offers and sales are permitted. The information in this prospectus or any free-writing prospectus is accurate only as of the date of such prospectus, regardless of the time of delivery of such prospectus or of any sale of our ordinary shares.

Until             , 2014, (25 days after the date of this prospectus) all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our ordinary shares or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

i

ABOUT THIS PROSPECTUS

We have historically conducted our business through Lombard Medical Technologies plc and its subsidiaries. Prior to the completion of this offering, however, we will effect the change of domicile described in “Change of Domicile” in this prospectus pursuant to which Lombard Medical Technologies plc will become a wholly-owned subsidiary of Lombard Medical, Inc., a newly formed Cayman Islands exempted company with limited liability. Except where the context otherwise requires or where otherwise indicated, the terms “we,” “us,” “our,” “our Company,” “the Company,” “our business” and “Lombard” refer, prior to such change of domicile, to Lombard Medical Technologies plc and, after such change of domicile, to Lombard Medical, Inc., in each case together with its consolidated subsidiaries as a consolidated entity.

The terms “dollar,” “USD” or “$” refer to U.S. dollars. The terms “pound sterling,” “pence,” “p” or “£” refer to the legal currency of the United Kingdom. The terms “euro” or “€” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

PRESENTATION OF FINANCIAL INFORMATION

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of the financial statements contained in this prospectus were prepared in accordance with generally accepted accounting principles in the United States. We have historically conducted our business through Lombard Medical Technologies plc and its subsidiaries, and therefore our historical financial statements present the results of operations of Lombard Medical Technologies plc. Prior to the completion of this offering, we will effect the change of domicile described in “Change of Domicile” in this prospectus pursuant to which Lombard Medical Technologies plc will become a wholly-owned subsidiary of Lombard Medical, Inc., a newly formed Cayman Islands exempted company with limited liability. Following such change of domicile and this offering, our financial statements will present the results of operations of Lombard Medical, Inc. and its consolidated subsidiaries.

TRADEMARKS

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. In addition, our name, logo and website name and address are our service marks or trademarks. Each trademark, trade name or service mark by any other company appearing in this prospectus belongs to its holder. Our principal trademarks or trade names that we use are Aorfix™ and Aorflex™.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before making your investment decision. You should carefully read the entire prospectus, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making your investment decision. This summary contains forward-looking statements that are based on estimates and assumptions and, as such, are subject to risks and uncertainties. Our actual results may differ significantly from what is stated in or suggested by such forward-looking statements due to a variety of factors, including those set forth in “Risk Factors” and “Forward-Looking Statements.”

Overview

We are a medical technology company specializing in developing, manufacturing, and marketing endovascular stent-grafts that address significant unmet needs in the repair of aortic aneurysms. Our lead product, Aorfix, is the only abdominal aortic aneurysm, or AAA, stent-graft approved by the United States Food and Drug Administration, or FDA, for the treatment of AAAs with angulation at the neck of the aneurysm of up to 90 degrees.

AAA	Aorfix in Situ

An AAA is a balloon-like enlargement of the aorta in the abdominal cavity which, if left untreated, may rupture. Most ruptured AAAs are fatal. AAAs are the thirteenth leading cause of death in the United States and the tenth leading cause of death in U.S. men aged 65 years and older. AAAs are currently treated either through invasive and traumatic open surgical repair or through less invasive endovascular aortic repair, or EVAR. According to data produced by Medtech Ventures, the worldwide EVAR market was estimated to be approximately $1.4 billion in 2013, with the U.S. market estimated at approximately $680 million according to iData Research, Inc. According to Medtech Ventures, it is estimated that more than 500,000 AAA patients are diagnosed annually in the developed world, with 200,000 of such patients receiving treatment. According to iData Research, Inc., in the United States alone, each year, approximately 200,000 patients are diagnosed with an AAA.

According to Medtech Ventures, approximately 20% of all AAA patients have aneurysms with neck angulation greater than 60 degrees, which we refer to as high angle neck anatomy. There are no EVAR devices other than Aorfix approved by the FDA to treat AAAs with high angle neck anatomy. Our U.S. Pythagoras study data suggests that an additional approximately 10% of AAA patients with neck angulation less than 60 degrees have moderate or severe tortuosity, which is an abnormality of shape or path, in the iliac arteries, which branch off the aorta into the legs. Our data indicates that Aorfix can substantially reduce complication and re-intervention rates in this AAA patient group. We plan to initially focus on these two groups, the 20% of all AAA patients for which we have the only FDA-approved product, and the additional 10% of all AAA patients where we believe Aorfix will demonstrate superior performance to other FDA-approved EVAR devices.

We also believe we may in the future successfully penetrate the broader AAA market. We believe data on Aorfix show complication rates in patients whose aneurysms have neck angulation of 60 degrees or less, which we refer to as low angle neck anatomy, that are comparable to those of other FDA-approved EVAR devices in such patients. Clinicians in the United States may prefer to use only one device, Aorfix, to treat a broader range of AAA patients.

Unlike all other commercially approved stent-grafts in the United States, most of which use z-shaped, multi-linked stents to support the graft, Aorfix’s self-expanding stent is formed from a single, continuous wire made of nitinol, an alloy of nickel and titanium, attached to a proprietary woven polyester graft. This design makes Aorfix highly flexible, which we believe gives Aorfix an advantage over other FDA-approved EVAR devices, particularly in the treatment of the AAA patients with high angle neck anatomy and iliac tortuosity that we are initially focusing on. We supply Aorfix pre-loaded into a delivery system, Aorflex, which is designed for accurate placement of Aorfix in the abdominal aorta. Once Aorfix is properly placed within the abdominal aorta, it provides a conduit for blood flow, thereby relieving pressure within the weakened or “aneurysmal” section of the vessel wall, which greatly reduces the potential for the AAA to rupture.

We formally launched the U.S. roll-out of Aorfix in November 2013 and currently market Aorfix in the United States through our 20-person direct U.S. sales force. Our U.S. marketing efforts will initially focus on physicians treating AAA patients at the top 300 U.S. EVAR centers, at which over 50% of U.S. EVAR procedures are performed annually. Outside of the United States, we market Aorfix through our direct sales forces in Germany and the United Kingdom and through a number of country-exclusive distribution agreements with partners in other European Union countries and Latin America. We anticipate receiving regulatory approval to market Aorfix in Japan in 2014.

We are also developing a stent-graft system to treat thoracic aortic aneurysms, or TAAs, which are aneurysms similar to AAAs but located in the thoracic aorta. The thoracic aorta begins at the heart, ascends and then descends through the chest into the abdomen. The thoracic aorta turns through a 180 degree bend on exit from the heart, referred to as the aortic arch, and is protected by the rib cage. According to Medtech Ventures, the worldwide TAA market was valued at approximately $380 million in 2013, and is estimated to grow to more than $480 million by 2018. Similar to AAAs, TAAs are treated either by open surgical repair or by thoracic endovascular aortic repair, or TEVAR. The rib cage makes open surgery highly invasive and, consequently, TEVAR more attractive. Within the TEVAR market, we believe that there are benefits from having a highly flexible stent-graft and we have built prototype TEVAR devices that have this characteristic. We expect these designs to show benefits in treating the severe curvature of the aortic arch similar to the benefits Aorfix shows in treating angled AAAs. The thoracic stent-graft we are developing also has potential applications in treating patients with dissections of the thoracic aorta, which are tears in the inner wall of the aorta, and partial transections of the thoracic aorta, which are ruptures.

We continue to make progress in the area of new product development and are planning new versions of Aorflex, which will include reduced device profile and allow repositioning of the graft top-end to further enhance physician accuracy in placing the stent-graft. We have also made significant progress toward expanding the size range of Aorfix, thereby addressing the needs of patients with AAAs having aortic neck diameters either too large or too small for the current product size range.

Our Strategy

We are pursuing the following strategies.

■

Continue the roll-out of Aorfix in the United States with our direct sales force. We have initially targeted the U.S. commercial launch of Aorfix at 300 of the 1,500 U.S. EVAR centers. Over 50% of annual EVAR procedures in the United States are conducted at these 300 “higher volume” centers. We are focusing on the segments of AAA patients exhibiting high angle neck anatomy or tortuosity of the iliac arteries, which we estimate together represent approximately 30% of AAA patients. We continue to roll-out our physician training program across the United States through our U.S. direct sales force and have already achieved high levels of enrollment. From July 2013 to December 31, 2013, we trained 244 physicians. We intend to more than double the size of our direct sales force in the United States by the end of 2014.

■

Obtain regulatory approval and launch Aorfix in Japan through our partner. We have partnered with Medico’s Hirata Inc., or Medico’s Hirata, a leading supplier of vascular products in Japan, to obtain Japanese regulatory approval for Aorfix and to exclusively distribute Aorfix in Japan. We currently anticipate Japanese regulatory approval for Aorfix to treat angulation from 0 to 90 degrees in 2014. Medico’s Hirata has significant prior experience in the Japanese AAA market through its work in obtaining regulatory approval and gaining market share through a previous relationship with another AAA stent-graft company. Through Medico’s Hirata’s existing and established sales force, we believe we will be able to maximize the potential of Aorfix in this important market.

■

Increase commercial revenues in Europe principally through the expansion of our sales and marketing infrastructure. We intend to increase the size of our direct sales force to support our continuing revenue growth in Germany. We also intend to leverage the strength of the data from our U.S. Pythagoras study to demonstrate to hospitals and physicians throughout the European Union the strengths of Aorfix.

■

Develop Thoracic stent-graft. According to Medtech Ventures, the current global market for TAA stent-grafts is estimated at more than $380 million and is expected to grow to $480 million by 2018. We are developing a stent-graft from the Aorfix platform to address this market, and we believe that the flexibility of the Aorfix technology will allow us to launch a product that addresses the complications associated with the lack of flexibility of TAA stent-grafts currently approved by the FDA. The Thoracic stent-graft we are developing also may have potential applications in treating patients with dissections and partial transections of the thoracic aorta. We have built initial prototypes of the stent graft. Prior to any commercial launch, we intend to perform design optimization, design for manufacture, laboratory testing and clinical trials.

■

Develop and launch enhancements to the Aorflex delivery system and increase size range of Aorfix stent-graft. We are currently developing a new version of our Aorflex delivery system to allow physicians to use Aorfix to treat patients with narrow access vessels through a lower profile design that reduces vessel trauma and to allow re-positioning of the top end of the Aorfix graft to further enhance deployment accuracy. Development work is at an advanced stage but will still require trial testing and regulatory approval before commercial launch. In addition to this, we are developing and testing size range extensions for Aorfix that, if approved, would allow Aorfix to be used to treat patients with anatomy that falls outside of our current size range. These non-standard, larger Aorfix devices have already had limited clinical use in Europe as Custom Implants. Before commercial launch, an appropriate range of commercial sizes must be identified and clinical trials performed.

Risks Associated With An Investment in Our Ordinary Shares

An investment in our ordinary shares is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus. These risks include the following:

■	If we fail to successfully commercialize Aorfix in the United States and other jurisdictions our business, results of operations and prospects would suffer.

■	We have a history of operating losses and may be required to obtain additional funds.

■	We have limited resources to invest in research and development and to grow our business and may need to raise additional funds in the future for these activities.

■

If our competitors obtain approval for expanded indications of their EVAR devices to include high angle neck anatomy or are otherwise better able to develop and market products that are safer, more effective, less costly, easier to use, or otherwise more attractive than Aorfix, our business will be adversely impacted.

■	If we fail to properly manage our growth, our business could suffer.

■	Our revenue is generated primarily from the sale of Aorfix, and any decline in the sales of Aorfix will negatively impact our business.

■	Reduction or interruption in supply, an inability to develop alternative sources for supply could adversely affect our manufacturing operations and related product sales.

■	Quality problems with Aorfix could harm our reputation and erode our competitive position, sales, and market share.

■	If we experience decreasing prices for Aorfix and we are unable to reduce our expenses, our results of operations will suffer.

■	Our success depends on our being able to capture a meaningful share of the U.S. EVAR market.

■	Our success depends on educating physicians so that they will use, and continue to use, Aorfix in endovascular AAA procedures.

■	The continuing development of Aorfix depends upon us maintaining strong relationships with physicians.

■	If we fail to further develop and maintain our direct sales forces in the United States, the United Kingdom and Germany, our business could suffer.

■	Our third-party distributors may not effectively distribute Aorfix.

■

If clinical trials of our current or future products do not produce results necessary to support regulatory clearance or approval in the United States or elsewhere, we will be unable to continue to commercialize these products.

■	If we are unable to protect our intellectual property, our business may be negatively affected.

■

If our products or processes infringe upon the intellectual property of third parties, the sale of our products may be challenged and we may have to defend costly and time-consuming infringement claims.

■	We may face product liability claims that could result in costly litigation and significant liabilities.

■	Our ability to maintain our competitive position depends on our ability to attract and retain highly qualified personnel.

■	If third party payors do not provide reimbursement for the use of Aorfix and our related products, our revenues may be negatively impacted.

■

We may be subject to or otherwise affected by federal and state healthcare laws, including anti-kickback, fraud and abuse and health information privacy and security laws, and could face substantial penalties if we are unable to fully comply with such laws and such penalties could adversely impact our reputation and business operations.

■

Additional equity issuances will dilute your holdings, and sales by certain of our large shareholders, directors, executive officers or a large number of other shareholders could adversely affect the market price of our ordinary shares.

Change of Domicile

Prior to the completion of this offering, our business has been conducted solely through Lombard Medical Technologies plc and its subsidiaries. Subsequent to the effectiveness of the registration statement and the listing of our ordinary shares on the NASDAQ Global Market and prior to completion of this offering, and in accordance with and as contemplated by a scheme of arrangement relating to our change of domicile to the Cayman Islands, all holders of our ordinary shares will have their shares in Lombard Medical Technologies plc cancelled and will be issued one ordinary share of Lombard Medical, Inc., a newly formed Cayman Islands exempted company with limited liability, resident in the United Kingdom for tax purposes, for every four ordinary shares previously held in Lombard Medical Technologies plc. These ordinary shares will have substantially the same rights as the shares previously held in the capital of Lombard Medical Technologies plc. The purpose of the scheme of arrangement is to facilitate a listing of our ordinary shares on the NASDAQ Global Market. For a more detailed description, see “Change of Domicile” elsewhere in this prospectus for more information. In addition, as contemplated by the scheme of arrangement, Lombard Medical Technologies plc will be re-registered as a private limited company with the name Lombard Medical Technologies Limited.

The following diagram illustrates our corporate structure immediately following the change of domicile and the completion of this offering:

(1)	Lombard Medical Technologies plc will be re-registered as a private limited company with the name Lombard Medical Technologies Limited.

Corporate Information

We are a Cayman Islands exempted company with limited liability incorporated on January 16, 2014 and resident in the United Kingdom for tax purposes. Exempted companies are Cayman Islands companies whose operations are conducted mainly outside the Cayman Islands. Our business was founded on January 14, 2003 as Advanced Medical Technologies Limited (subsequently Advanced Medical Technologies plc and then Lombard Medical Technologies plc), a corporation organized in England and Wales. Our principal executive offices are located at Lombard Medical House, 4 Trident Park, Didcot, Oxfordshire OX11 7HJ, United Kingdom.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

■

the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure; and

■	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

THE OFFERING

Ordinary shares offered by us:	3,636,364 Shares

Ordinary shares to be outstanding immediately after this offering:	14,822,114 Shares

Offering price	The initial public offering price is expected to be between $15.00 and $18.00 per share.

Listing	We have applied for listing of our ordinary shares on the NASDAQ Global Market under the symbol “EVAR.”

Option to purchase additional shares	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase an aggregate of up to an additional 545,455 ordinary shares at the public offering price, less the underwriting discount. See “Underwriting” for more information.

Use of proceeds	We intend to use the net proceeds of this offering:

■	to more than double the size of our direct sales force in the United States by the end of 2014;

■	to develop a Thoracic stent-graft system; and

■	for working capital and for general corporate purposes, which may include acquisitions or investments in other businesses, technologies or product candidates.

See “Use of Proceeds” for additional information.

The total number of shares that will be outstanding immediately after this offering, after giving effect to the anticipated one-for-four share exchange described under “Change of Domicile,” includes:

■	an aggregate of 11,185,750 ordinary shares outstanding as of December 31, 2013; and

■	3,636,364 ordinary shares to be issued and sold by us in this offering;

and excludes:

■	1,473,885 ordinary shares issuable upon the exercise of options outstanding as of December 31, 2013 at a weighted average exercise price of £6.79 per share. See “Management—Compensation—2005 Plan;”

■	up to 749,432 ordinary shares reserved for future issuance under our equity incentive plans following this offering;

■

ordinary shares issuable upon the exercise of options to be issued prior to the effective date of the registration statement at an exercise price equal to the public offering price per share as described more fully elsewhere in this prospectus under “Management—Compensation—2014 Option Grants.” Based on an assumed public offering price of $16.50 per share, which is the midpoint of the price range on the cover of this prospectus, and based on the number of shares listed on the cover of this prospectus, the number of ordinary shares underlying these options would be approximately 524,333 shares, or approximately 587,879 shares if the underwriters exercise their option in full; and

■	ordinary shares issuable upon conversion of $2.5 million of outstanding convertible notes.

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their option to purchase an aggregate of up to an additional 545,455 ordinary shares from us. In addition, unless otherwise indicated, information in this prospectus does not give effect to the one-for-four share exchange described elsewhere in this prospectus under “Change of Domicile.”

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated historical financial data as of and for the years ended December 31, 2011, 2012 and 2013 have been derived from our consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data below should be read together with those consolidated financial statements as well as the “Selected Consolidated Financial Data” and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period. As described elsewhere in this prospectus under “Change of Domicile,” subsequent to the effectiveness of the registration statement and the listing of our ordinary shares on the NASDAQ Global Market and prior to the completion of this offering, holders of ordinary shares of Lombard Medical Technologies plc will receive one ordinary share of Lombard Medical, Inc. for every four shares previously held in Lombard Medical Technologies plc. Pro forma loss per share numbers have been retroactively adjusted to reflect this issuance of one ordinary share in Lombard Medical, Inc. for four ordinary shares in Lombard Medical Technologies plc as if it had occurred at January 1, 2011. Pro forma as adjusted loss per share numbers have been adjusted to give effect to the issuance and sale by us of 3,636,364 ordinary shares in this offering.

	YEAR ENDED DECEMBER 31,
	2011	2012	2013
	($ in thousands, except per share data)
Consolidated Statements of Comprehensive Income Data:
Revenue	6,425	6,175	6,960
Cost of sales	(3,259)	(3,952)	(4,315)

Gross profit	3,166	2,223	2,645
Selling, marketing and distribution expenses	(4,636)	(4,433)	(10,452)
Research and development expenses	(10,524)	(7,300)	(6,963)
Administrative expenses	(6,337)	(3,576)	(5,264)

Total operating expenses	(21,497)	(15,309)	(22,679)

Operating loss	(18,331)	(13,086)	(20,034)
Finance income - interest receivable	94	37	164
Finance costs	—	(669)	(449)

Loss before taxation	(18,237)	(13,718)	(20,319)
Taxation	2,053	556	1,115
Loss for the period	(16,184)	(13,162)	(19,204)

Basic and diluted loss per ordinary share (cents)	(99.2)	(65.3)	(53.5)
Pro forma basic and diluted loss per ordinary share (cents)	(396.7)	(261.1)	(214.0)
Pro forma as adjusted basic and diluted loss per ordinary share (cents)	—	—	(152.3)

The following table summarizes our balance sheet data as of December 31, 2013 on an actual basis and on a pro forma as adjusted basis giving effect to the issuance of one ordinary share in Lombard Medical, Inc. for every four ordinary shares previously held in Lombard Medical Technologies plc (as described elsewhere in this prospectus under “Change of Domicile”) and the receipt by us of the estimated net proceeds from this offering based on an assumed initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of such net proceeds as described under “Use of Proceeds.”

Consolidated Balance Sheet Data:

	AS OF DECEMBER 31, 2013
	ACTUAL	PRO FORMA AS ADJUSTED (1)
	($ in thousands)
Cash and cash equivalents	40,866	92,566
Working capital	2,893	2,893
Total assets	58,470	110,170
Accumulated loss	(160,657)	162,530
Total equity	49,333	101,033

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share would increase or decrease, respectively, the amount of cash and cash equivalents, working capital, total assets and total equity (deficit) by $3.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, the amount of cash, cash equivalents and short-term investments, working capital, total assets and stockholders’ equity by approximately $15.3 million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

	YEAR ENDED DECEMBER 31,
	2011	2012	2013
	($ in thousands)
Other Financial Data:
Aorfix commercial revenue	5,217	4,978	6,131
Working capital (1)	2,883	3,320	2,893
Gross margin	49.3%	36.0%	38.0%

(1)	Working capital represents inventories plus trade receivables less trade payables.

Geographical Data

	YEAR ENDED DECEMBER 31,
	2011	2012	2013
	($ in thousands)
Revenue by Destination:
United Kingdom	2,020	2,016	1,808
Germany	667	872	1,205
Rest of Europe	2,588	2,509	2,540
United States	245	70	530
Rest of World	905	708	877

Total	6,425	6,175	6,960

RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below and all of the other information in this prospectus before deciding to purchase our ordinary shares. Our business, prospects, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. It is not possible for us to assess the impact of all factors on our business, prospects, financial condition and results of operations, or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Risks Related to Our Business

If we fail to successfully commercialize Aorfix in the United States and other jurisdictions our business, results of operations and prospects would suffer.

We launched Aorfix commercially in the United States only in November 2013. The commercial roll-out of Aorfix in the United States is essential to our business strategy and our prospects would be significantly harmed if we are not successful in obtaining market share in the U.S. EVAR repair market, the largest market worldwide for AAA repair. We may not succeed in commercializing Aorfix in the United States for several reasons, including:

■

physicians and hospitals may continue relying on open surgical repair or use outside the scope of the labels of the five other FDA-approved EVAR devices available in the United States for patients with high angle neck anatomies;

■

our direct U.S. sales force may not be large enough or effective to sufficiently train and educate physicians and hospitals about the benefits of Aorfix not only for high angle neck anatomies but also for less challenging anatomies;

■	coverage and reimbursement for Aorfix may not be sufficient for customers to choose our device when in need of an EVAR device;

■	new technologies or improved products by competitors; and

■	negative publicity about, or actual or perceived problems with Aorfix could discourage physician and hospital adoption of Aorfix.

If we are not able to capitalize on the FDA approval of Aorfix to successfully market the product and our related products in the United States, we will not be able to generate the revenues we expect. In addition, we will not be able to offset the significant costs we have incurred and expect to continue to incur in facilitating the U.S. roll-out. This would have a material adverse effect on our business, results of operations and prospects.

We are also in the process, in collaboration with our distribution partner Medico’s Hirata, of obtaining regulatory approval for Aorfix in Japan, which is the second largest worldwide EVAR repair market. We currently expect to obtain approval in Japan in 2014. Should we not obtain approval for Aorfix in Japan, we and Medico’s Hirata would not be able to successfully commercialize Aorfix in Japan and our business, results of operations and prospects could suffer.

We have a history of operating losses and may be required to obtain additional funds.

We have incurred significant losses to date. We had a loss for the year of $19.2 million in 2013, $13.2 million in 2012 and $16.2 million in 2011. As of December 31, 2013, we had an accumulated deficit of $160.7 million.

We may in the future need to seek additional capital. Our cash requirements in the future may be significantly different from our current estimates and depend on many factors, including:

■	the results of our commercialization efforts for Aorfix and future products;

■	the need for additional capital to fund future development programs;

■	the costs involved in obtaining and enforcing patents or any litigation by third parties regarding intellectual property;

■	the establishment and maintenance of high volume manufacturing and increased sales and marketing capabilities; and

■	our success in entering into collaborative relationships with other parties.

To finance these activities, we may seek funds through borrowings or through additional rounds of financing, including private or public equity or debt offerings and collaborative arrangements with corporate partners. We may be unable to raise funds on favorable terms, or at all.

During the recent economic instability, it has been difficult for many companies to obtain financing in the public markets or to obtain debt financing on commercially reasonable terms, if at all. In addition, the sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. If we borrow additional funds or issue debt securities, these securities could have rights superior to holders of our common stock, and could contain covenants that will restrict our operations. We might have to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to our technologies, product candidates, or products that we otherwise would not relinquish. If we do not obtain additional resources, our ability to capitalize on business opportunities will be limited, and the growth of our business will be harmed.

We have limited resources to invest in research and development and to grow our business and may need to raise additional funds in the future for these activities.

We believe that our growth will depend, in significant part, on our ability to commercialize Aorfix in the United States and, if approved, in Japan, as well as to develop new or improved technologies for the treatment of AAA and other aortic disorders, and technology complementary to Aorfix. Our existing resources may not allow us to conduct all of the sales and marketing and research and development activities that we believe would be beneficial for our future growth. As a result, we may need to seek funds in the future to finance these activities. If we are unable to raise funds on favorable terms, or at all, we may not be able to increase our research and development activities and the growth of our business may be negatively impacted.

If our competitors obtain approval for expanded indications of their EVAR devices to include high angle neck anatomy or are otherwise better able to develop and market products that are safer, more effective, less costly, easier to use, or otherwise more attractive than Aorfix, our business will be adversely impacted.

Our industry is highly competitive and subject to rapid and profound technological change. Currently, Aorfix is the only FDA-approved EVAR device for neck angulations between 0 and 90 degrees and one of only two EVAR devices CE-marked in the European Union for neck angulations up to and including 90 degrees. If one or more of our existing or future competitors is able to obtain regulatory approval for an EVAR device within these high angle neck ranges, we would lose what we believe is a significant competitive advantage and may not be able to increase future Aorfix sales or maintain sales at current levels.

We face competition from both established and development stage companies. Many of the companies developing or marketing competing products enjoy several advantages over us, including:

■	greater financial and human resources for product development, sales and marketing and patent litigation;

■	greater name recognition;

■	long established relationships with physicians, customers and third-party payors;

■	additional lines of products, and the ability to offer rebates or bundle products to offer greater discounts or incentives;

■	more established sales and marketing programs, and distribution networks; and

■

greater experience in conducting research and development, manufacturing, clinical trials, preparing regulatory submissions, obtaining regulatory clearance or approval for products and marketing approved products.

We may also face competition from lower profile devices, repositionable devices, devices that are able to provide improved flexibility. All of such potential competition could narrow the potential market for Aorfix.

Our competitors may develop and patent processes or products earlier than us, obtain regulatory clearance or approvals for competing products more rapidly than us, and develop more effective or less expensive products or technologies that render our technology or products obsolete or less competitive. We also face fierce competition in recruiting and retaining qualified scientific, sales, and management personnel, establishing clinical trial sites and patient enrolment in clinical trials, as well as in acquiring technologies and technology licenses complementary to our products or advantageous to our business. If our competitors are more successful than us in these matters, our business, results of operations and financial condition could be materially adversely affected.

If we fail to properly manage our growth, our business could suffer.

Our operations are still small, with low overhead and streamlined management. Following the February 2013 FDA approval of Aorfix and the commencement of our commercialization efforts in the United States, we are experiencing and expect to continue to experience a period of rapid growth and expansion, which could place a significant strain on our limited personnel, information technology systems and other resources. In particular, the creation, maintenance and potential need to further expand our direct sales force in the United States requires significant management and other supporting resources. We also plan to leverage the FDA approval of Aorfix to expand sales efforts in the European Union, including by increasing the size of our direct sales force in Germany. In addition, we currently expect that we may obtain regulatory approval for Aorfix in Japan in 2014 and that commercial sales by our distribution partner Medico’s Hirata could begin soon thereafter. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our development and commercialization goals, which could materially adversely affect our business, results of operations and financial condition.

To achieve our revenue goals, we must successfully increase production output as required by customer demand in the United States and the European Union and, if we obtain regulatory approval, in Japan. We may experience difficulties in increasing production at our manufacturing facility, including problems with production yields and quality control, component supply, and shortages of qualified personnel. We will also be required to manage a larger stock of inventory than we have had to manage historically and such inventory going forward will be stocked in multiple locations. These problems could result in delays in product availability and increases in expenses. Any such delay or increased expense could adversely affect our ability to generate revenues in the markets we are selling Aorfix.

Future growth will also impose significant added responsibilities on management, including the need to identify, recruit, train, and integrate additional employees other than sales force representatives. In addition, rapid and significant growth will place a strain on our administrative and operational infrastructure. We expect that sales of Aorfix in the United States will increasingly represent a significant portion of our worldwide Aorfix sales, which could place additional strain on our ability to manage U.S. operations while our headquarters is based outside the United States.

In order to manage our operations and growth we will need to continue to improve our operational and management controls, reporting and information technology systems, and financial internal control procedures. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our operating results and business could suffer.

Our revenue is generated primarily from the sale of Aorfix, and any decline in the sales of Aorfix will negatively impact our business.

We have focused extensively on the development and commercialization of Aorfix for the treatment of AAA. If we are unable to continue to achieve and maintain market acceptance of Aorfix and do not achieve sustained positive cash flow from operations, we will be constrained in our ability to fund development and commercialization of improvements in Aorfix for the treatment of AAA and other product lines. In addition, if we are unable to commercialize Aorfix in the United States or elsewhere as a result of a quality problem or failure to maintain regulatory approvals, we would lose our primary source of revenue and our business would be negatively affected.

Reduction or interruption in supply, an inability to develop alternative sources for supply could adversely affect our manufacturing operations and related product sales.

We manufacture all of our products at our UK facility in Didcot. We purchase many of the components and raw materials used in manufacturing these products from numerous suppliers in various countries. Generally we have been able to obtain adequate supplies of such raw materials and components. However, for reasons of quality assurance, cost effectiveness, or availability, we procure certain components and raw materials from single-source suppliers. Our use of these single-source suppliers of raw materials and components exposes us to several risks, including disruptions in supply, price increases, late deliveries and an inability to meet customer demand. Finding alternative sources for these raw materials and components and could be difficult and in many cases could entail a significant amount of time, disruption and cost. We work closely with our suppliers to try to ensure continuity of supply while maintaining high quality and reliability. However, we cannot guarantee that these efforts will be successful. In addition, due to the stringent regulations and requirements of the FDA regarding the manufacture of our products, we may not be able to quickly establish additional or replacement sources for certain components or materials. A reduction or interruption in supply, and an inability to develop alternative sources for such supply, could adversely affect our ability to manufacture our products in a timely or cost-effective manner and to make our related product sales. In addition, as discussed below, we expect to require significantly more supply of the raw materials and components necessary to manufacture Aorfix as we expand sales into the United States and potentially Japan.

Quality problems with Aorfix could harm our reputation and erode our competitive position, sales, and market share.

Quality is extremely important to us and our customers due to the serious and costly consequences of product failure. Our quality certifications are critical to the marketing success of Aorfix. If we fail to meet these standards, our reputation could be harmed, we could lose customers, we could have to conduct a public recall, our roll-out of Aorfix in the United States could be hindered and our revenue and results of operations could decline. Aside from specific customer standards, our success depends generally on our ability to manufacture precision-engineered components, subassemblies, and finished devices from multiple materials. If our components fail to meet these standards or fail to adapt to evolving standards, our reputation will be harmed, our competitive position could be damaged, and we could lose customers and market share. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

If we experience decreasing prices for Aorfix and we are unable to reduce our expenses, our results of operations will suffer.

We may experience decreasing prices for Aorfix due to pricing pressure experienced by our customers from managed care organizations and other third-party payors, increased market power of hospitals, and increased competition among medical engineering and manufacturing services providers. If the prices for Aorfix decrease and we are unable to reduce our expenses, our results of operations will be adversely affected.

Our success depends on our being able to capture a meaningful share of the U.S. EVAR market.

According to Medtech Ventures, it is estimated that more than 500,000 AAA patients are diagnosed annually in the developed world, with 200,000 of such patients receiving treatment. According to iData Research, Inc., in the United States alone, each year, approximately 200,000 patients are diagnosed with AAA. Our growth will depend upon an increasing percentage of patients with AAA being diagnosed, and an increasing percentage of those diagnosed receiving EVAR, as opposed to an open surgical procedure. Initiatives to increase screening for AAA include the Screening Abdominal Aortic Aneurysms Very Efficiently, or SAAAVE, Act, which was signed into law on February 8, 2006 in the United States. For people who meet certain eligibility criteria, and as implemented by CMS, SAAAVE provides one-time AAA screening for certain men who have smoked cigarettes at some time in their life, and men or women who have a family history of the disease. Screening is provided as part of the “Welcome to Medicare” physical. Such general screening programs may never gain wide acceptance. The failure of physicians to diagnose more patients with AAA could negatively impact our revenue growth.

Our success depends on educating physicians so that they will use, and continue to use, Aorfix in endovascular AAA procedures.

Aorfix has a broader label than any approved EVAR product in the United States and than all but one approved EVAR product in the European Union. However, many of our competitors with EVAR products not approved for angles above 60 degrees in the United States and 75 degrees, and one product at 90 degrees, in the European Union are well known by physicians and their products may be chosen by physicians over Aorfix despite the absence of regulatory approval for use in these high angle anatomies. Below angles of 60 degrees in the United States and 75 degrees in the European Union, there are several approved products in all jurisdictions where we compete and many are supported by competitors who have greater resources than we do. If we are unable to educate physicians with regard to the use Aorfix both in high angle neck anatomies as well as for less challenging anatomies, our business could be negatively impacted.

The continuing development of Aorfix depends upon us maintaining strong relationships with physicians.

If we fail to maintain our working relationships with physicians and build relationships with new physicians, Aorfix may not be marketed in line with the needs and expectations of the professionals who use and support it, which could cause a decline in our revenues. The research, development, marketing, and sales of Aorfix is dependent upon our maintaining working relationships with physicians. We rely on these professionals to provide us with considerable knowledge and experience regarding the development, marketing, and sale of our products. Physicians assist us as researchers, marketing and product consultants, inventors, and public speakers. If we are unable to maintain our strong relationships with these professionals and continue to receive their advice and input, the development and marketing of Aorfix could suffer, which could have a material adverse effect on our consolidated earnings, financial condition, and cash flows.

If we fail to further develop and maintain our direct sales forces in the United States, the United Kingdom and Germany, our business could suffer.

We have direct sales forces for Aorfix in the United States, the United Kingdom and Germany, our three largest markets. We utilize a network of third-party distributors for other European jurisdictions. As we launch Aorfix in the United States and increase our marketing efforts in both the United States and Europe with respect to Aorfix, we will need to maintain our current sales representatives and also likely increase the size of our sales force in the United States and Germany primarily. There is significant competition for sales personnel experienced in relevant medical device sales. If we are unable to attract, motivate, develop, and retain qualified sales personnel and thereby grow our sales forces in the United States, Germany and the United Kingdom, we may not be able to maintain or increase our revenues.

Our third-party distributors may not effectively distribute Aorfix.

We depend in part on medical device distributors and strategic relationships for the marketing and selling of Aorfix as well as the training of physicians in the proper use of Aorfix in the European Union, outside of the United Kingdom and Germany, and in Latin America. Should we obtain regulatory approval for Aorfix in Japan, we will depend on Medico’s Hirata to distribute Aorfix in Japan and to train physicians in Japan in how to properly use Aorfix. We depend on these distributors’ efforts to market Aorfix and train physicians, yet we are unable to control their efforts completely. In addition, we are unable to ensure that our distributors comply with all applicable laws regarding the sale of Aorfix. If our distributors fail to effectively market and sell Aorfix and to train physicians in full compliance with applicable laws our operating results and business may suffer.

If clinical trials of our current or future products do not produce results necessary to support regulatory clearance or approval in the United States or elsewhere, we will be unable to continue to commercialize these products.

To market a medical device in the United States, we must obtain approval of a premarket approval application, or PMA, or clearance from the FDA under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or the FDCA, unless an exemption from pre-market review applies. See “Our future success depends on our ability to develop, receive regulatory clearance or approval for, and introduce new products or product enhancements that will be accepted by the market in a timely manner.” In order to obtain premarket approval and, in some cases, a 510(k) clearance, a product sponsor must conduct well controlled clinical trials designed to test the safety and effectiveness of the product. We will likely need to conduct additional clinical trials in the future to support new product approvals, or for the approval of new indications for the use of Aorfix. Clinical testing is expensive, and typically takes many years, which carries an uncertain outcome. The data obtained from clinical trials may be inadequate to support approval or clearance of a submission. In addition, the occurrence of unexpected findings in connection with clinical trials may prevent or delay obtaining approval or clearance. The initiation and completion of any of our clinical trials may be prevented, delayed, or halted for numerous reasons, including, but not limited to, the following:

■

the FDA, institutional review boards, or IRBs, or other regulatory authorities do not approve a clinical study protocol, force us to modify a previously approved protocol, or place a clinical study on hold;

■	subjects do not enroll in, or enroll at the expected rate, or complete a clinical study;

■	subjects or investigators do not comply with study protocols;

■	subjects do not return for post-treatment follow-up at the expected rate;

■

subjects experience serious or unexpected adverse side effects for a variety of reasons that may or may not be related to our products such as the advanced stage of co-morbidities that may exist at the time of treatment, causing a clinical study to be put on hold;

■	sites participating in an ongoing clinical study may withdraw, requiring us to engage new sites;

■	difficulties or delays associated with establishing additional clinical sites;

■

third-party clinical investigators decline to participate in our clinical studies, do not perform the clinical studies on the anticipated schedule, or are inconsistent with the investigator agreement, clinical study protocol, good clinical practices, and other FDA and IRB requirements;

■	third-party organizations do not perform data collection and analysis in a timely or accurate manner;

■	regulatory inspections of our clinical studies require us to undertake corrective action or suspend or terminate our clinical studies;

■	changes in federal, state, or foreign governmental statutes, regulations or policies;

■	interim results are inconclusive or unfavorable as to immediate and long-term safety or efficacy;

■	the study design is inadequate to demonstrate safety or efficacy; or

■	the clinical trials do not meet the study endpoints.

Failure can occur at any stage of clinical testing. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or non-clinical testing in addition to those we have planned. Our failure to adequately demonstrate the efficacy and safety of any of our devices would prevent receipt of regulatory clearance or approval and, ultimately, the commercialization of that device or indication for use.

If we are unable to protect our intellectual property, our business may be negatively affected.

Our success depends in large part on our ability to secure effective intellectual property protection for our products and processes in the United States and internationally. We attempt to protect our intellectual property rights, both in the United States and in foreign countries, through a combination of patent, trade secret, trademark, and copyright laws, as well as licensing agreements and third-party confidentiality and invention assignment agreements. Because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

We have filed and intend to continue to file patent applications for various aspects of our technology to cover our products and processes. While we generally apply for patents in those countries where we intend to make, have made, use, or sell patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Additionally, we may fail to secure necessary patents prior to or after obtaining regulatory clearances, thereby permitting competitors to market competing products. Moreover, we cannot assure you that any of our patent applications will be approved. We also cannot assure you that the patents issuing as a result of our foreign patent applications will have the same scope of coverage as our U.S. patents. Further, we cannot be certain that we will be the first creator of inventions covered by any patent application because some patent applications are maintained in secrecy for a period of time. Thus, we could adopt technology without knowledge of a pending patent application. In addition, the patents we already own could be challenged, re-examined, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, we cannot assure you that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents.

We also own trade secrets and confidential information that we try to protect by entering into confidentiality agreements with consultants, key employees and other relevant parties. However, the confidentiality agreements may not be honored or, if breached, we may not have sufficient remedies to protect our confidential information. Further, our competitors may independently learn our trade secrets or develop similar or superior technologies. To the extent that our consultants, key employees or others apply technological information to our projects that they develop independently or others develop, disputes may arise regarding the ownership of proprietary rights to such information, and such disputes may not be resolved in our favor. If we are unable to protect our intellectual property adequately, our business and commercial prospects will likely suffer.

We rely on our trademarks, trade names, and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

We may need to engage in expensive and prolonged litigation to assert or defend any of our intellectual property rights or to determine the scope and validity of rights claimed by other parties.

If our products or processes infringe upon the intellectual property of third parties, the sale of our products may be challenged and we may have to defend costly and time-consuming infringement claims.

The market for medical devices is subject to frequent litigation regarding patent and other intellectual property rights. We face the risk of claims that we have infringed third parties’ intellectual property rights. Any claim of intellectual property infringement, even those without merit, could be expensive and time consuming to defend and with no certainty as to the outcome, litigation could be too expensive for us to pursue. Our failure to prevail in such litigation or our failure to pursue litigation could result in the loss of our rights that could substantially hurt our business. Our competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make and sell our products. We have not conducted an independent review of patents issued to third parties. The large number of patents, the rapid rate of new patent issuances, the complexities of the technology involved and uncertainty of litigation increase the risk of business assets and management’s attention being diverted to patent litigation. In addition, because of our developmental stage, claims that our products infringe on the patent rights of others are more likely to be asserted after commencement of commercial sales of new products incorporating our technology.

Our failure to obtain rights to intellectual property of third parties, or the potential for intellectual property litigation, could divert management’s attention and force us to do one or more of the following things:

■	stop selling, making, or using products that use the disputed intellectual property;

■	obtain a license from the intellectual property owner to continue selling, making, licensing, or using products, which license may not be available on reasonable terms, or at all;

■	redesign our products, processes or services; or

■	pay significant damages.

Any of these outcomes could have a negative impact on our operating profits and harm our future prospects. If any of the foregoing occurs, we may be unable to manufacture and sell our products and may suffer severe financial harm. Whether or not an intellectual property claim is valid, the cost of responding to it, in terms of legal fees and expenses and the diversion of management resources, could harm our business.

We may face product liability claims that could result in costly litigation and significant liabilities.

Manufacturing and marketing Aorfix, and clinical testing of our products and product candidates, may expose us to product liability claims. Although we have, and intend to maintain, product liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. Additionally, adverse product liability actions could negatively affect our reputation, continued product sales, and our ability to obtain and maintain regulatory approval for our products.

Our ability to maintain our competitive position depends on our ability to attract and retain highly qualified personnel.

We believe that our continued success depends to a significant extent upon the efforts and abilities of our executive officers, particularly Simon Hubbert, our Chief Executive Officer, Ian Ardill, our Chief Financial Officer, and Peter Phillips, our Chief Technology Officer. The loss of any of the foregoing individuals would harm our business. Our ability to retain our executive officers and other key employees, and our success in attracting and hiring additional skilled employees, will be critical to our future success.

Our U.S. operations are currently based at a location that may be at risk from earthquakes.

Our U.S. operations are currently at a single location in Irvine, California, near known earthquake fault zones. Any future earthquake could cause substantial delays in our operations, damage or destroy our equipment or inventory, and cause us to incur additional expenses. An earthquake could seriously harm our business and results of operations. The insurance coverage we maintain may not be adequate to cover our losses in any particular case.

If any future acquisitions or business development efforts are unsuccessful, our business may be harmed.

As part of our business strategy to be an innovative leader in the treatment of aortic disorders, we may need to acquire other companies, technologies, and product lines in the future. Acquisitions involve numerous risks, including the following:

■	the possibility that we will pay more than the value we derive from the acquisition, which could result in future non-cash impairment charges;

■

difficulties in integration of the operations, technologies, and products of the acquired companies, which may require significant attention of our management that otherwise would be available for the ongoing development of our business;

■	the assumption of certain known and unknown liabilities of the acquired companies; and

■	difficulties in retaining key relationships with employees, customers, partners, and suppliers of the acquired company.

In addition, we may invest in new technologies that may not succeed in the marketplace. If they are not successful, we may be unable to recover our initial investment, which could include the cost of acquiring the license, funding development efforts, acquiring products, or purchasing inventory. Any of these would negatively impact our future growth and cash reserves.

We are increasingly dependent on sophisticated information technology and if we fail to properly maintain the integrity of our data or if our products do not operate as intended, our business could be materially affected.

We are increasingly dependent on sophisticated information technology for our products and infrastructure. Our information systems require an ongoing commitment of significant resources to maintain, protect, and enhance existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving systems and regulatory standards, the increasing need to protect patient and customer information, and changing customer patterns. In addition, third parties may attempt to illegally access our products or systems and may obtain data relating to patients with our products or our proprietary information. If we fail to maintain or protect our information systems and data integrity effectively, we could lose existing customers, have difficulty attracting new customers, have problems in determining product cost estimates and establishing appropriate pricing, have difficulty preventing, detecting, and controlling fraud, have disputes with customers, physicians, and other health care professionals, have regulatory sanctions or penalties imposed, have increases in operating expenses, incur expenses or lose revenues as a result of a data privacy breach, or suffer other adverse consequences. There can be no assurance that our process of consolidating the number of systems we operate, upgrading and expanding our information systems capabilities, protecting and enhancing our systems and developing new systems to keep pace with continuing changes in information processing technology will be successful or that additional systems issues will not arise in the future. Any significant breakdown, intrusion, interruption, corruption, or destruction of these systems, as well as any data breaches, could have a material adverse effect on our business.

Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act or other anti-corruption laws could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We operate in the medical device industry in several countries throughout the world, many of which pose elevated risks of anti-corruption violations. We sell our products through our direct sales force and through distributors to our end customers, including state-or-government-owned hospitals. This puts us and our distributors in contact with persons who may be considered “foreign officials” or “foreign public officials” under the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and the Bribery Act 2010 of the Parliament of the United Kingdom, or the UK Bribery Act, respectively. In March 2013, we adopted an Anti-Bribery Policy, and we are committed to doing business in accordance with all applicable anti-corruption laws. We are subject, however, to the risk that we, our affiliated entities, or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of our operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations, as well as any investigation thereof, could damage our reputation and have an adverse impact on our business.

Risks Related to the Regulation of Our Industry

If third party payors do not provide reimbursement for the use of Aorfix and our related products, our revenues may be negatively impacted.

Our success in marketing our Aorfix and our related products depends in large part on whether U.S., EEA and other government health administrative authorities, private health insurers and other organizations will reimburse customers for the cost of our products. Reimbursement for EVAR has been in place for a considerable period of time. Reimbursement codes for EVAR are in place in the United States, Japan, United Kingdom, Italy, Germany, Spain and other countries with developed healthcare systems. Our Company does not obtain specific or special reimbursement codes other than those codes which cover products in the EVAR market. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. Further, many international markets have government managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. If sufficient reimbursement is not available for our current or future products, in either the United States, the EEA or elsewhere, the demand for our products will be adversely affected. See “Business—Reimbursement”

We may be subject to or otherwise affected by federal and state healthcare laws, including anti-kickback, fraud and abuse and health information privacy and security laws, and could face substantial penalties if we are unable to fully comply with such laws and such penalties could adversely impact our reputation and business operations.

Our business operations and activities may be directly, or indirectly, subject to various federal, state and local fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act. In addition, we may be subject to patient privacy regulation by the federal government, state governments and foreign jurisdictions in which we conduct our business.

Healthcare fraud and abuse and health information privacy and security laws potentially applicable to our operations include:

■

the federal Anti-Kickback Statute, which applies to our marketing practices, educational programs, pricing policies and relationships with healthcare providers, by prohibiting, among other things, soliciting, offering, receiving, or providing compensation, directly or indirectly, intended to induce the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare or Medicaid programs;

■

federal false claims laws that prohibit, among other things, knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other governmental healthcare programs that are false or fraudulent;

■

the federal “Stark Law,” which prohibits a physician from referring Medicare or Medicaid patients to an entity providing “designated health services,” in which the physician has an ownership or investment interest or with which the physician has entered into a financial arrangement;

■

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and its implementing regulations (all as amended by the Health Information Technology for Economic and Clinical Health Act), which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of individually identifiable health information;

■

federal “sunshine” requirements imposed by the ACA on device and pharmaceutical manufacturers regarding any payment or “transfer of value” made or distributed to physicians and teaching hospitals. Failure to submit required information may result in civil monetary penalties of up to an aggregate of

$150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”, for all payments, transfers of value or ownership or investment interests) that are not timely, accurately, and completely reported in an annual submission. Manufacturers were required to begin collecting data on August 1, 2013 and will be required to submit reports to the CMS by March 31, 2014 (and the 90th day of each subsequent calendar year); and

■

state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers, state transparency requirements and state laws governing the privacy and security of certain health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

In addition, certain states mandate implementation of corporate compliance programs (and/or the maintenance of databases to ensure compliance with these laws) and/or impose additional restrictions on our financial relationships with physicians and other healthcare providers.

Another development affecting fraud and abuse risks is the increased use of the whistleblower or qui tam provisions of the False Claims Act. The False Claims Act imposes liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the False Claims Act allow a private individual to bring civil actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In recent years, the number of suits brought by private individuals has increased dramatically. In addition, various states have enacted false claim laws analogous to the False Claims Act. Many of these state laws apply where a claim is submitted to any third-party payor and not merely a federal healthcare program.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available under the federal Anti-Kickback Statute, it is possible that some of our business activities, including our relationships with physicians or customers, could be subject to challenge under one or more of such laws. If our past or present operations are found to be in violation of any of such laws or any other governmental regulations that may apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from government healthcare programs and the curtailment or restructuring of our operations. Similarly, if the healthcare providers or entities with whom we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have an adverse impact on us. Any penalties, damages, fines, curtailment or restructuring of our agreements with physicians as well as of our operations could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against them, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, we expect there will continue to be federal and state laws and regulations, proposed and implemented, that could impact our operations and business. The extent to which future legislation or regulations, if any, relating to healthcare fraud and abuse laws or enforcement, may be enacted or what effect such legislation or regulation would have on our business remains uncertain.

Our business is indirectly subject to health care industry cost-containment measures that could result in reduced sales of Aorfix.

Most of our customers, and the health care providers to whom our customers supply Aorfix, rely on third-party payors, including governmental healthcare programs and private health insurance plans, to reimburse some or all of the cost of the procedures in which Aorfix and our related products are used. The continuing efforts of governmental authorities, insurance companies, and other third-party payors of healthcare costs to contain or reduce these costs could lead to patients or customers being unable to obtain coverage and reimbursement from these third-party payors. If coverage and reimbursement cannot be obtained by patients or customers, sales of Aorfix may decline significantly and our customers may reduce or eliminate purchases of Aorfix. The cost-containment measures that health care providers are instituting, in the United States, the EEA and elsewhere, could harm the results of our operations and prospects. For example, managed care organizations have successfully negotiated volume discounts for pharmaceuticals. While this type of discount pricing has not been commonly used for medical devices, if managed care or other organizations were able to affect discount pricing for devices, it could result in lower prices to our customers from their customers and, in turn, reduce the amounts we can charge our customers for our medical devices.

Healthcare policy changes, including recent federal legislation to reform the U.S. healthcare system, may have a material adverse effect on us.

In response to perceived increases in health care costs in recent years, there have been and continue to be proposals by the federal government, state governments, regulators and third-party payors to control these costs and, more generally, to reform the U.S. healthcare system. Certain of these proposals could limit the prices we are able to charge for our products or the amounts of reimbursement available for our products and could limit the acceptance and availability of our products. Moreover, as discussed below, the ACA imposes significant new taxes on medical device makers such as us. The tax on medical devices and the adoption of proposals to control costs could have a material adverse effect on our financial position and results of operations.

The ACA includes, among other things, a deductible 2.3% excise tax on any entity that manufactures or imports medical devices offered for sale in the United States. This excise tax, which became effective on January 1, 2013, will result in a significant increase in the tax burden on our industry, and if any efforts we undertake to offset the excise tax are unsuccessful, the increased tax burden could have an adverse effect on our results of operations and cash flows. The total cost imposed on the medical device industry by the ACA may be up to approximately $20 billion over ten years. Other elements of the ACA, including (1) a new Patient-Centered Outcomes Research Institute to oversee, identify research priorities and conduct comparative clinical effectiveness research, (2) an independent payment advisory board that will submit recommendations to Congress to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate, (3) payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models and other provisions may significantly affect the payment for, and the availability of, healthcare services and result in fundamental changes to federal healthcare reimbursement programs, any of which may materially affect numerous aspects of our business.

Regulatory policy changes, including recent proposals in the EEA to reform the legislation governing medical devices, may have a material adverse effect on us.

In September 2012, the European Commission published proposals for the revision of the EU regulatory framework for medical devices. The proposal would replace the Medical Devices Directive and two related directives concerning active implantable medical devices and in vitro diagnostic medical devices respectively with a new regulation concerning medical devices and another concerning in vitro diagnostic medical devices. Unlike Directives that must be implemented into national laws, the Regulations would be directly applicable in all EEA Member States and so are intended to eliminate current national differences in regulation of medical devices.

On October 22, 2013, the European Parliament approved a package of reforms to the European Commission’s proposals. Under the revised proposals, only designated “special notified bodies” would be entitled to conduct conformity assessments of high-risk devices. These special notified bodies will need to notify the European Commission when they receive an application for a conformity assessment for a new high-risk device. The Commission will then forward the notification and the accompanying documents on the device to the Medical Devices Coordination Group (MDCG) for an opinion. These new procedures may result in the re-assessment of our existing medical devices, or a longer or more burdensome assessment of our new products.

Our future success depends on our ability to develop, receive regulatory clearance or approval for, and introduce new products or product enhancements that will be accepted by the market in a timely manner.

It is important to our business that we continue to build a more complete product offering for treatment of AAA and other aortic disorders. As such, our success will depend in part on our ability to develop and introduce new products. Before we can market or sell a new regulated product or a significant modification to an existing product in the United States, we must obtain either clearance from the FDA under Section 510(k) of the FDCA or approval of a PMA application from the FDA, unless an exemption from pre-market review applies. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labelling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. Products that are approved through a PMA application generally need FDA approval before they can be modified. Both the 510(k) and PMA processes can be expensive and lengthy and require the payment of significant fees, unless an exemption applies. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or longer, from the time the application is submitted to the FDA until an approval is obtained. In the United States, our currently commercialized products have received PMA approval.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

■	we may not be able to demonstrate to the FDA’s satisfaction that our products are safe and effective for their intended users;

■	the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required; and

■	the manufacturing process or facilities we use may not meet applicable requirements.

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay approval or clearance of our products under development or impact our ability to modify our currently approved or cleared products on a timely basis. Any delay in, or failure to receive or maintain, clearance or approval for our products could prevent us from generating revenue from these products and adversely affect our business operations and financial results. Additionally, the FDA and other regulatory authorities have broad enforcement powers. Regulatory enforcement or inquiries, or other increased scrutiny on us, could affect the perceived safety and efficacy of our products and dissuade our customers from using our products. We may not be able to successfully develop and obtain regulatory clearance or approval for product enhancements, or new products, or these products may not be accepted by physicians or the payors who financially support many of the procedures performed with our products.

The success of any new product offering or enhancement to an existing product will depend on several factors, including our ability to:

■	properly identify and anticipate physician and patient needs;

■	develop and introduce new products or product enhancements in a timely manner;

■	avoid infringing upon the intellectual property rights of third parties;

■	demonstrate, if required, the safety and efficacy of new products with data from preclinical studies and clinical trials;

■	obtain the necessary regulatory clearances or approvals for new products or product enhancements;

■	be fully compliant with regulatory requirements for marketing of new devices or modified products;

■	provide adequate training to potential users of our products;

■	receive adequate coverage and reimbursement for procedures performed with our products; and

■	develop an effective and compliant, dedicated marketing and distribution network.

If we do not develop new products or product enhancements in time to meet market demand or if there is insufficient demand for these products or enhancements, our results of operations will suffer.

Our business is subject to extensive governmental regulation that could make it more expensive and time consuming for us to introduce new or improved products.

Our medical devices are subject to regulation by numerous government agencies, including the FDA, the EU Commission, EEA Competent Authorities, and comparable foreign agencies. The FDA and other U.S. agencies, the European Commission, EEA Competent Authorities, and foreign governmental agencies regulate, among other things, with respect to medical devices:

■	design, development and manufacturing;

■	testing, labelling, content and language of instructions for use and storage;

■	clinical trials;

■	product safety;

■	marketing, sales and distribution;

■	pre-market clearance and approval;

■	record keeping procedures;

■	advertising and promotion;

■	recalls and field safety corrective actions;

■	post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;

■	medical device tracking;

■	post-market approval studies; and

■	product import and export.

We also are subject to numerous additional licensing and regulatory requirements relating to safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. Some of the most important requirements we face include:

■	FDA Regulations (Title 21 CFR);

■	European Union and EEA Member State legislation (e.g., the EU Medical Devices Directive 93/42/EEC) and CE mark requirements;

■	Medical Device Quality Management System Requirements (ISO 13485:2003);

■	Occupational Safety and Health Administration requirements; and

■	California Department of Health Services requirements.

Government regulation may impede our ability to conduct continuing clinical trials, to obtain necessary premarket approvals or clearance, to obtain export approvals, and to manufacture our existing and future products. Government regulation also could delay our marketing of new products for a considerable period of time and impose costly procedures on our activities. The FDA, EEA Notified Bodies, and other regulatory agencies may not approve or certify any of our future products on a timely basis, if at all. Any delay in obtaining, or failure to obtain, such approvals or certifications could negatively impact our marketing of any proposed products and reduce our product revenues. The regulations to which we are subject are complex and have become more stringent over time.

Even after we have obtained the proper regulatory clearance or approval to market a product, we have ongoing responsibilities under FDA regulations, the EEA Member State laws implementing the EU Medical Devices Directive, and other foreign laws and regulations. Our products remain subject to strict regulatory controls on manufacturing, marketing and use. We received FDA approval for Aorfix in February 2013 and continue to further develop our regulatory compliance program as we roll-out the product in the United States. We may be forced to modify or recall our product after release in response to regulatory action or unanticipated difficulties encountered in general use. Any such action could have a material effect on the reputation of our products and on our business and financial position.

Further, regulations may change, and any different or additional regulation could limit or restrict our ability to use any of our technologies, which could harm our business. We could also be subject to new international, federal, state or local regulations that could affect our research and development programs and harm our business in unforeseen ways. If this happens, we may have to incur significant costs to comply with such laws and regulations, which will harm our results of operations.

The failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as:

■	warning letters;

■	fines;

■	injunctions;

■	civil penalties;

■	termination of distribution;

■	recalls or seizures of products;

■	delays in the introduction of products into the market;

■	total or partial suspension of production;

■	refusal to grant future clearances, approvals or certificates;

■	withdrawals or suspensions of current clearances, approvals or certificates, resulting in prohibitions on sales of our products; and

■	in the most serious cases, criminal penalties.

The medical device industry is the subject of numerous governmental investigations into marketing and other business practices. These investigations could result in the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, divert the attention of our management, and have an adverse effect on our financial condition and results of operations.

We are subject to rigorous regulation by the FDA, the U.S. Department of Justice and HHS’ Office of Inspector General and numerous other federal, state, and foreign governmental authorities. These authorities have been increasing their scrutiny of our industry. An adverse outcome in one or more of these investigations could include the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, including exclusion from government reimbursement programs and entry into Corporate Integrity Agreements (CIAs) with governmental agencies. In addition, resolution of any of these matters could involve the imposition of additional and costly compliance obligations. Finally, if these investigations continue over a long period of time, they could divert the attention of management from the day-to-day operations of our business and impose significant administrative burdens, including cost, on us. These potential consequences, as well as any adverse outcome from these investigations or other investigations initiated by the government at any time, could have a material adverse effect on our financial condition and results of operations.

The misuse or use of our products beyond the scope of their approval may harm our image in the marketplace; result in injuries that lead to product liability suits, which could be costly to our business; or result in FDA sanctions if we are deemed to have engaged in promotion of such use.

The products we currently market have been approved by the FDA, or have been certified by EEA Notified Bodies with a specific indication for use on the approved product labelling. Our promotional materials and training methods must comply with FDA, EEA Member State legislation implementing the EU Medical Devices Directive, and other applicable laws and regulations, including in many cases the prohibition of the promotion of a medical device for a use that has not been cleared or approved by the FDA in the United States or is not CE marked in the EU. We cannot, however, prevent a physician from using our products outside of those approved indications, as the FDA and EU and EEA Member State legislation do not generally restrict or regulate a physician’s choice of treatment within the practice of medicine. Although we train our sales force to not promote our products for off-label uses, if the FDA or an EEA Competent Authority determines that our promotional materials or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, which could have an adverse impact on our reputation and financial results. We could also be subject to investigations or prosecutions by United States Attorneys or state attorneys general, or similar foreign authorities, which could lead to substantial fines or other penalties. The imposition of these sanctions could also affect our reputation and position within the industry. Furthermore, the use of our products for indications other than those approved by the FDA in the United States, or covered by the CE mark in the EEA, may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients or could potentially lead to patient injury.

Physicians may also misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our products are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management’s attention from our core business, be expensive to defend, and result in sizable damage awards against us that may not be covered by insurance.

Any of these events could harm our business and results of operations and cause our stock price to decline.

Our products may in the future be subject to product recalls or voluntary market withdrawals that could harm our reputation, business and financial results.

Based on information that we might receive or learn in connection with our marketed products, we might determine to initiate a voluntary recall or other corrective action. We could undertake a removal or correction if we determine that a marketed product is in violation of law or could potentially cause serious adverse health consequences. In addition, the FDA, EEA Competent Authorities, and similar foreign governmental authorities have the authority to require the recall of commercialized products in certain situations, for example, in the event of material deficiencies or defects in design or manufacture that could affect patient safety. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious adverse health consequences or death. A government mandated recall or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, design or labelling defects or other issues. Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new approvals or clearances for the device before we may market or distribute the corrected device. Seeking such approvals or clearances may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties, or civil or criminal fines. We may also be required to bear other costs or take other actions that may have a negative impact on our sales as well as face significant adverse publicity or regulatory consequences, which could harm our business, including our ability to market our products in the future. Recalls, which include corrections as well as removals, of any of our products would divert managerial and financial resources and could have an adverse effect on our financial condition, harm our reputation with customers, and reduce our ability to achieve expected revenues. In addition, we may become subject to costly litigation by our customers or their patients.

We are required to comply with medical device reporting, or MDR, requirements and vigilance requirements, and must report certain malfunctions, deaths, and serious injuries associated with our products, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA’s MDR regulations, medical device manufacturers are required to submit information to the FDA when they receive a report or become aware that a device has or may have caused or contributed to a death or serious injury or malfunctioned, and would likely cause or contribute to death or serious injury if the malfunction were to recur. All manufacturers placing medical devices on the market in the EEA are legally bound to report any incidents involving devices they produce or sell to the Competent Authority in whose jurisdiction the incident occurred if the incident led or might have led to the death or serious injury to a patient, user or other person. Manufacturers are also required to report incidents that occur outside the EEA if they result in corrective action being taken within the EEA. Were we to submit an incident report, the relevant Competent Authority would file an initial report, and there would then be a further inspection or assessment if there are particular issues.

Malfunction of our products could result in future voluntary corrective actions, such as recalls, including corrections, or customer notifications, or agency action, such as inspection or enforcement actions. If malfunctions do occur, we may be unable to correct the malfunctions adequately or prevent further malfunctions, in which case we may need to cease manufacture and distribution of the affected products, initiate voluntary recalls, and redesign the products. Regulatory authorities may also take actions against us, such as ordering recalls, imposing fines, or seizing the affected products. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results. In addition, we may become subject to costly litigation by our customers or their patients.

If we or our suppliers fail to comply with the FDA’s good manufacturing practice regulations, this could impair our ability to market our products in a cost-effective and timely manner.

We and our third-party suppliers are required to comply with the FDA’s Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labelling, packaging, sterilization, storage and shipping of our products. The FDA audits compliance with the QSR through periodic announced and unannounced inspections of manufacturing and other facilities. The FDA may impose inspections or audits at any time. If we or our suppliers have significant non-compliance issues or if any corrective action plan that we or our suppliers propose in response to observed deficiencies is not sufficient, the FDA could take enforcement action, including any of the following sanctions:

■	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

■	customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;

■	operating restrictions or partial suspension or total shutdown of production;

■	refusing or delaying our requests for 510(k) clearance or pre-market approval of new products or modified products;

■	withdrawing 510(k) clearances or pre-market approvals that have already been granted;

■	refusal to grant export approval for our products; or

■	criminal prosecution.

Any of these sanctions could have a material adverse effect on our reputation, business, results of operations and financial condition.

Outside the United States, our products and operations are also often required to comply with standards set by industrial standards bodies, such as the International Organization for Standardization. Foreign regulatory bodies may evaluate our products or the testing that our products undergo against these standards. The specific standards, types of evaluation and scope of review differ among foreign regulatory bodies. If we fail to adequately comply with any of these standards, a foreign regulatory body may take adverse actions similar to those within the power of the FDA. Any such action may harm our reputation and could have an adverse effect on our business, results of operations and financial condition.

Risks Related to Our Ordinary Shares and this Offering

There has been no prior public market in the United States for our ordinary shares, and an active, liquid and orderly trading market for our ordinary shares may not develop or be maintained in the United States, which could limit your ability to sell our ordinary shares.

There has been no public market in the United States for our ordinary shares prior to this offering. Although we intend to apply for listing of our ordinary shares on the NASDAQ Global Market, an active U.S. public market for our shares may not develop or be sustained after this offering. If an active market does not develop, you may experience difficulty selling the ordinary shares that you purchase in this offering. The initial public offering price for our ordinary shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of the market price at which our ordinary shares will trade after this offering. In particular, you may be unable to resell your ordinary shares at or above the initial public offering price.

Our ordinary share price may be highly volatile after the offering and, as a result, you could lose a significant portion or all of your investment or we could become subject to securities class action litigation.

Since December 13, 2005, ordinary shares of Lombard Medical Technologies plc have been admitted on AIM. The trading price of our ordinary shares on AIM has been highly volatile. For example, the highest price that our ordinary shares traded in the period beginning January 31, 2013 and ending January 13, 2014 was 250 pence and the lowest price was 160 pence. On March 18, 2014, our shareholders approved a resolution authorizing us to cancel admission of those ordinary shares from AIM as soon as practicable following the listing of our ordinary shares on the NASDAQ Global Market. The market price of the ordinary shares on the NASDAQ Global Market may fluctuate after listing as a result of several factors, including the following:

■	variations in our quarterly operating results;

■	volatility in our industry, the industries of our customers and the global securities markets;

■	risks relating to our business and industry, including those discussed above;

■	strategic actions by us or our competitors;

■	adverse judgments or settlements obligating us to pay damages;

■	actual or expected changes in our growth rates or our competitors’ growth rates;

■	investor perception of us, the industry in which we operate, the investment opportunity associated with the A ordinary shares and our future performance;

■	adverse media reports about us or our directors and officers;

■	addition or departure of our executive officers;

■	changes in financial estimates or publication of research reports by analysts regarding our ordinary shares, other comparable companies or our industry generally;

■	trading volume of our ordinary shares;

■	sales of our ordinary shares by us or our shareholders;

■	domestic and international economic, legal and regulatory factors unrelated to our performance; or

■	the release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares.

Furthermore, the stock markets recently have experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes may cause the market price of ordinary shares to decline. If the market price of our ordinary shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may become the target of this type of litigation. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

The purchase price of our ordinary shares might not reflect their value, and you may experience dilution as a result of this offering and future equity issuances.

The purchase price of our ordinary shares might not reflect their value, and you may experience dilution as a result of this offering and future equity issuances. Based on the assumed initial public offering price of $16.50 per share, investors purchasing in this offering will experience an immediate dilution in the net tangible book value per share of our ordinary shares of $9.68 from such offering price. Investors purchasing ordinary shares from us in this offering will contribute approximately 24.3% of the total amount invested by shareholders since our inception (gross of estimated expenses of this offering) but will only own approximately 24.5% of the total number of our ordinary shares outstanding. Additionally, the exercise of outstanding options and future equity issuances, including future public offerings or future private placements of equity securities and any additional ordinary shares issued in connection with acquisitions, will result in further dilution to investors. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

Additional equity issuances will dilute your holdings, and sales by certain of our large shareholders, directors, executive officers or a large number of other shareholders could adversely affect the market price of our ordinary shares.

Upon completion of this offering, after giving effect to the one-for-four share exchange described elsewhere in this prospectus under “Change of Domicile,” we will have 14,822,114 ordinary shares outstanding. All ordinary shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. In addition, 5,357,131 shares issued to existing shareholders of Lombard Medical Technologies plc, assuming exercise of all options or other rights to obtain ordinary shares of Lombard Medical Technologies plc, will generally be freely transferable without restriction or additional registration under the Securities Act. All remaining ordinary shares outstanding after this offering will be available for sale upon the expiration of certain lock-up arrangements entered into between us, the underwriters and other shareholders as further described under “Underwriting” and “Shares Eligible for Future Sale.” In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. Sales of a large number of our ordinary shares by certain of our large shareholders, directors, executive officers or in the aggregate by smaller existing shareholders of Lombard Medical Technologies plc could adversely affect the market price of our ordinary shares. Similarly, the perception that any primary or secondary sales may occur could adversely affect the market price of our ordinary shares. Any future issuance of our ordinary shares by us may dilute your shareholdings as well as the holdings of our existing shareholders, causing the market price of our ordinary shares to decline. In addition, any perception by potential investors that such issuances or sales might occur could also affect the trading price of our ordinary shares.

We will incur increased costs as a result of being a U.S. listed company.

As a U.S. listed company, we will incur significant legal, accounting and other expenses that we did not incur previously, particularly after we no longer qualify as an “emerging growth company.” We will incur costs associated with our U.S. public company reporting requirements. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as new rules implemented by the Securities and Exchange Commission, or the SEC, and the NASDAQ Global Market. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

As a foreign private issuer, we are subject to different U.S. securities laws and NASDAQ governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act. Although we intend to report quarterly financial results and report certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence and our quarterly or current reports may contain less or different information than required under U.S. filings. In addition, we are exempt from the Section 14 proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our ordinary shares. The periodic disclosure required of foreign private issuers is more limited than that required of domestic U.S. issuers and there may therefore be less publicly available information about us than is regularly published by or about U.S. public companies. See “Where You Can Find More Information.”

As a foreign private issuer, we will be exempt from complying with certain corporate governance requirements of the NASDAQ Global Market applicable to a U.S. issuer, including the requirement that a majority of our board of directors consist of independent directors. For example, we follow Cayman Islands law with respect to the requirements for meetings of our shareholders, which are different from the requirements of NASDAQ Rule 5620. Among other things, NASDAQ Rule 5620 requires a company to hold an annual meeting of shareholders no later than one year after the end of a company’s fiscal year-end. Our amended and restated memorandum and articles of association require that we hold an annual general meeting of shareholders. We are not obliged to do so under the laws of the Cayman Islands. Additionally, the minimum quorum requirement under NASDAQ Rule 5620 is 33 1/3% of the outstanding ordinary shares. However, pursuant to the laws of the Cayman Islands and our amended and restated memorandum and articles of association, the quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy at a meeting and entitled to vote on the business to be dealt with, who represent not less than one-third of the total par value of our issued and outstanding voting shares. See “Description of Share Capital—Memorandum and Articles of Association—Shareholder Meetings.” As a further example, under Cayman Islands law, there is no statutory requirement for equity compensation plans to be approved by way of shareholder resolution, which is different than the requirements of NASDAQ Rule 5635(c). As such, while we may choose to seek shareholder approval for any equity compensation plans, we do not intend to adopt any requirements for shareholder approval of such plans in our amended and restated memorandum and articles of association. As the corporate governance standards applicable to us are different than those applicable to domestic U.S. issuers, you may not have the same protections afforded under U.S. law and the NASDAQ rules as shareholders of companies that do not have such exemptions.

We are an “emerging growth company,” and if we decide to comply only with reduced disclosure requirements applicable to emerging growth companies, our ordinary shares could be less attractive to investors and our share price may be more volatile.

We are an “emerging growth company,” as defined in the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We will cease to be an “emerging growth company” upon the earliest of (1) the first fiscal year following the fifth anniversary of this offering, (2) the first fiscal year after our annual gross revenue is $1 billion or more, (3) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities or (4) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year. We cannot predict if investors will find our ordinary shares less attractive if we choose to rely on these exemptions. If some investors find our ordinary shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

We may become subject to taxation in the Cayman Islands which would negatively affect our results.

We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, until the date falling 20 years after February 24, 2014, being the date of such undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of our Company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by our Company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of our Company. If we otherwise were to become subject to taxation in the Cayman Islands, our financial condition and results of operations could be materially and adversely affected. See “Taxation—Cayman Islands Taxation.”

There may be a risk of us being subject to tax in jurisdictions in which we do not currently consider ourselves to have any tax resident subsidiaries or permanent establishments.

Our tax treatment is dependent, among other things, on the jurisdiction of our residence, including the residence of our subsidiaries, for tax purposes. We are a Cayman Islands exempted company with limited liability, resident in the United Kingdom for tax purposes. We attempt to manage our business such that each of our subsidiaries is resident for tax purposes solely in its jurisdiction of incorporation, and does not unintentionally create a taxable permanent establishment or other taxable presence in any other jurisdiction.

We cannot assure you that we will not be classified as a passive foreign investment company for any taxable year, which may result in adverse U.S. federal income tax consequence to U.S. Holders.

Based on our historic and expected operations, composition of assets and market capitalization (which will fluctuate from time to time), we believe that we are not and will not become a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income” or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For these purposes, cash is considered a passive asset. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds 25% or more (by value) of the stock. However, the determination of whether we are a PFIC is made annually, after the close of the relevant taxable year. Therefore, it is possible that we could be classified as a PFIC for the current taxable year or in future years due to changes in the composition of our assets or income, as well as changes to our market capitalization. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate after the offering, and may fluctuate considerably given that market prices of medical technology companies have been especially volatile. If we were to be treated as a PFIC for any taxable year during which a U.S. Holder held our ordinary shares, however, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. For example, if we were classified as a PFIC, U.S. Holders would not be eligible to make an election to treat us as a “qualified electing fund,” or a QEF election, because we do not anticipate providing U.S. Holders with the information required to permit a QEF election to be made. Such a QEF election, if available, could mitigate adverse consequences should we be classified as a PFIC. See “Taxation—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.”

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

We are a Cayman Islands exempted company with limited liability, resident in the United Kingdom for tax purposes, and substantially all of our assets will be located outside the United States. In addition, most of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or our directors or executive officers, or enforce judgments obtained in the United States courts against us or our directors or officers.

Further, mail addressed to us and received at our registered office will be forwarded unopened to the forwarding address supplied by our directors. Our directors will only receive, open or deal directly with mail which is addressed to them personally (as opposed to mail which is only addressed to us). We, our directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will not bear any responsibility for any delay, howsoever caused, in mail reaching this forwarding address.

Our corporate affairs will be governed by our amended and restated memorandum and articles of association, the Companies Law (2013 Revision) (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not technically binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and certain states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. As a result, there may be significantly less protection for investors than is available to investors in companies organized in the United States, particularly Delaware. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

The Cayman Islands courts are also unlikely:

■	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of United States securities laws; and

■	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.

Like many jurisdictions in the United States, Cayman Islands law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies and any such company may be the surviving entity for the purposes of mergers or the consolidated company for the purposes of consolidations. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must, in most instances, then be authorized by a special resolution of the shareholders of each constituent company and such other authorization, if any, as may be specified in such constituent company’s articles of association. A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the votes cast at its general meeting are held by the parent company. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not be approved, the court can be expected to approve the arrangement if it determines that:

■	the statutory provisions as to the required majority vote have been met;

■

the shareholders have been fairly represented at the meeting in question, the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class and that the meeting was properly constituted;

■	the arrangement is such that it may reasonably be approved by an intelligent and honest man of that share class acting in respect of his interest; and

■	the arrangement is not one which would be more properly sanctioned under some other provision of the Companies Law.

If the arrangement and reconstruction is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

In addition, there are further statutory provisions to the effect that, when a take-over offer is made and approved by holders of 90.0% in value of the shares affected (within four months after the making of the offer), the offeror may, within two months following the expiry of such period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of shareholders.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Provisions of our charter documents or Cayman law could delay or prevent an acquisition of our Company, even if the acquisition may be beneficial to our shareholders, could make it more difficult for you to change management, and could have an adverse effect on the market price of our ordinary shares.

Provisions in our amended and restated memorandum and articles of association may discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our shareholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. Such provisions may reduce the price that investors may be willing to pay for our ordinary shares in the future, which could reduce the market price of our ordinary shares.

These provisions include:

■	a prohibition on shareholder action through written consent;

■	a requirement that extraordinary general meetings of shareholders be called only by a majority of the board of directors or, in limited circumstances, by the board upon shareholder requisition;

■	an advance notice requirement for shareholder proposals and nominations to be brought before an annual general meeting;

■

provisions relating to the multiple classes and three-year terms of our directors, the manner of election of directors, removal of directors and the appointment of directors as an addition to the existing board or to fill a vacancy;

■	the authority of our board of directors to issue preferred shares with such terms as our board of directors may determine; and

■	a requirement of approval of not less than 66 2/3% of the votes cast by shareholders entitled to vote thereon in order to amend any provisions of our memorandum and articles of association.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. Words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” “may” or other words that convey judgments about future events or outcomes indicate such forward-looking statements. Forward-looking statements in this prospectus may include statements about:

■	continued market acceptance of our products;

■	continued growth in the number of patients qualifying for treatment of AAAs through our products;

■	our ability to effectively compete with the products offered by our competitors;

■	the level and availability of third party payor coverage and reimbursement for our products;

■	our ability to successfully commercialize Aorfix in the United States and other jurisdictions;

■	our ability to effectively develop new or complementary technologies;

■	our ability to manufacture Aorfix to meet demand;

■	changes to our international operations;

■	our ability to effectively manage our business and keep pace with our anticipated growth;

■	our ability to retain and further develop our direct sales force in the United States, Germany and the United Kingdom;

■	the nature of and any changes to legislative, regulatory and other legal requirements that apply to us, our products, our suppliers and our competitors;

■	the timing of and our ability to obtain and maintain any required regulatory clearances and approvals;

■	our ability to protect our intellectual property rights and proprietary technologies;

■	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

■	product liability claims and litigation expenses;

■	reputational damage to our products caused by mis-use or off-label use or government or voluntary product recalls;

■	our ability to attract, retain, and motivate qualified personnel;

■	our ability to make future acquisitions and successfully integrate any such future-acquired businesses;

■	our ability to maintain adequate liquidity to fund our operational needs and research and developments expenses; and

■	general macroeconomic and world-wide business conditions.

The forward-looking statements included in this prospectus are subject to risks, uncertainties and assumptions. Our actual results of operations may differ materially from those stated in or implied by such forward-looking statements as a result of a variety of factors, including those described under “Risk Factors” and elsewhere in this prospectus.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, of $51.7 million, or $60.1 million if the underwriters exercise their option to purchase additional ordinary shares in full, based upon an assumed initial public offering price of $ per ordinary share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting underwriting discounts and any offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $16.50 per ordinary share would increase (decrease) the net proceeds to us from this offering by approximately $3.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $15.3 million, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently estimate that we will use the net proceeds from this offering as follows:

■	approximately $30.0 million to more than double the size of our direct sales force in the United States by the end of 2014;

■	approximately $15.0 million to develop a Thoracic stent-graft system; and

■	the remainder for working capital and general corporate purposes, which may include acquisitions or investments in other businesses, technologies or product candidates.

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties for our product candidates, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We have no current agreements, commitments or understandings for any material acquisitions or licenses of any products, businesses or technologies.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have not declared any dividend since the incorporation of Lombard Medical Technologies plc in England and Wales on January 14, 2003, and all profits have been retained and utilized to grow our business. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

CHANGE OF DOMICILE

Prior to the completion of this offering, our business has been conducted solely through Lombard Medical Technologies plc and its subsidiaries. Subsequent to the effectiveness of the registration statement and the listing of our ordinary shares on the NASDAQ Global Market and prior to completion of this offering, and in accordance with and as contemplated by a scheme of arrangement relating to our change of domicile to the Cayman Islands, all holders of our ordinary shares will have their shares in Lombard Medical Technologies plc cancelled and will be issued one ordinary share of Lombard Medical, Inc., a newly formed Cayman Islands exempted company with limited liability, resident in the United Kingdom for tax purposes, for every four ordinary shares previously held in Lombard Medical Technologies plc. These ordinary shares will have substantially the same rights as the shares previously held in the capital of Lombard Medical Technologies plc. Exempted companies are Cayman Islands companies whose operations are conducted mainly outside the Cayman Islands.

As a result of the scheme of arrangement, Lombard Medical, Inc. will own all of the outstanding ordinary shares of Lombard Medical Technologies plc, and Lombard Medical, Inc. will become the parent of Lombard Medical Technologies plc and its subsidiaries, and has no other assets or operations. Lombard Medical, Inc. is resident for tax purposes in the United Kingdom. As contemplated by the scheme of arrangement, Lombard Medical Technologies plc will be re-registered as a private limited company with the name Lombard Medical Technologies Limited.

The change of domicile will not affect our operations, which we will continue to conduct through our operating subsidiaries.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2013:

■	on an actual basis; and

■

on a pro forma as adjusted basis to give effect to the issuance of one ordinary share in Lombard Medical, Inc. for every four ordinary shares previously held in Lombard Medical Technologies plc (as described elsewhere in this prospectus under “Change of Domicile” and the receipt by us of the estimated net proceeds from this offering based on an assumed initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of such net proceeds as described under “Use of Proceeds.”

This table should be read with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	AS OF DECEMBER 31, 2013
	ACTUAL	PRO FORMA AS ADJUSTED (1)
	($ in thousands)
Non-current borrowings (2)	2,558	2,558

Equity
Called up share capital	52,406	52,442
Share premium account	134,305	187,842
Other reserves (incl. translation)	23,279	23,279
Accumulated loss	(160,657)	(162,530)

Total equity	49,333	101,033

Total capitalization (3)	51,891	103,591

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share would increase or decrease, respectively, the amount of cash and cash equivalents and total equity by $3.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, the amount of cash, cash equivalents and short-term investments, working capital, total assets and stockholders’ equity by approximately $15.3 million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	Represents face value of $2.5 million of convertible loan notes and accrued interest.
(3)	Total capitalization is total borrowings and total equity.

The table above excludes, after giving effect to the one-for-four share exchange described under “Change of Domicile”:

■	1,473,885 ordinary shares issuable upon the exercise of options outstanding as of December 31, 2013 at a weighted average exercise price of £6.79 per share. See “Management—Compensation—2005 Plan;”

■	up to 749,432 ordinary shares reserved for issuance under our equity incentive plans following this offering;

■

ordinary shares issuable upon the exercise of options to be issued prior to the effective date of the registration statement at an exercise price equal to the public offering price per share as described more fully elsewhere in this prospectus under “Management—Compensation—2014 Option Grants.” Based on an assumed public offering price of $16.50 per share, which is the midpoint of the price range on the cover of this prospectus, and based on the number of shares listed on the cover of this prospectus, the number of ordinary shares underlying these options would be approximately 524,333 shares, or approximately 587,879 shares if the underwriters exercise their option in full; and

■	ordinary shares issuable upon conversion of $2.5 million of outstanding convertible notes.

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering. Our net tangible book value as of December 31, 2013, was $49.3 million, $1.10 per share. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares outstanding as of December 31, 2013.

After giving effect to the issuance of one ordinary share in Lombard Medical, Inc. for every four ordinary shares previously held in Lombard Medical Technologies plc (as described elsewhere in this prospectus under “Change of Domicile” and the sale by us of 3,636,364 ordinary shares in this offering at an assumed initial public offering price of $16.50 per ordinary share (the midpoint of the estimated price range on the cover of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2013, would have been $101.0 million, or $6.82 per share. This amount represents an immediate increase in net tangible book value of $5.72 per share to our existing shareholders and an immediate dilution in net tangible book value of $9.68 per share, or 58.7% per share, to new investors purchasing ordinary shares in this offering at the assumed initial public offering price. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for an ordinary share. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$16.50
Net tangible book value per share as of December 31, 2013	$1.10
Increase per share attributable to new investors in this offering	5.72
Pro forma net tangible book value per share as of December 31, 2013 after giving effect to the share exchange and this offering		6.82
Dilution per share to new investors		$9.68

A $1.00 increase (decrease) in the assumed initial public offering price of $16.50 per ordinary share would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $3.4 million and increase (decrease) the dilution to new investors by $0.23 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us. If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share of our shares, as adjusted to give effect to this offering, would be $7.12 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $9.38 per ordinary share.

The table below summarizes as of December 31, 2013, the number of our ordinary shares, the total consideration and the average price per share (a) paid to us by existing shareholders and (b) to be paid by new investors purchasing our ordinary shares in this offering at an assumed initial public offering price of $16.50 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses.

	SHARES PURCHASED		TOTAL CONSIDERATION
	NUMBER	PERCENT	AMOUNT	PERCENT	AVERAGE PRICE PER SHARE
Existing shareholders	11,185,750	75.5	$186,711	75.7	$16.69
New investors	3,636,364	24.5	60,000	24.3	16.50

Total	14,822,114	100.0	246,711	100.0	16.64

The total number of shares reflected in the discussion and tables above is based on 11,185,750 ordinary shares outstanding as of December 31, 2013, after giving effect to the one-for-four share exchange described elsewhere in this prospectus under “Change of Domicile.”

The table above excludes:

■	1,473,885 ordinary shares issuable upon the exercise of options outstanding as of December 31, 2013 at a weighted average exercise price of £6.79 per share. See “Management—Compensation—2005 Plan;”

■	up to 749,432 ordinary shares reserved for future issuance under our equity incentive plans following this offering;

■

ordinary shares issuable upon the exercise of options to be issued prior to the effective date of the registration statement at an exercise price equal to the public offering price per share as described more fully elsewhere in this prospectus under “Management—Compensation—2014 Option Grants.” Based on an assumed public offering price of $16.50 per share, which is the midpoint of the price range on the cover of this prospectus, and based on the number of shares listed on the cover of this prospectus, the number of ordinary shares underlying these options would be approximately 524,333 shares, or approximately 587,879 shares if the underwriters exercise their option in full; and

■	ordinary shares issuable upon conversion of $2.5 million of outstanding convertible notes.

If the underwriters exercise their option to purchase additional shares in full, the number of ordinary shares beneficially owned by existing shareholders would decrease to approximately 72.8% of the total number of ordinary shares outstanding after this offering, and the number of shares held by new investors will be increased to 4,181,819 shares, or approximately 27.2% of the total number of ordinary shares outstanding after this offering.

To the extent options are exercised and awards are granted under these plans, there may be dilution to our shareholders. We may also choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data as of and for the years ended December 31, 2011, 2012 and 2013 have been derived from our consolidated financial statements included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period. The information set forth below should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus and with our consolidated financial statements and notes thereto included elsewhere in this prospectus. We have not declared or paid any dividends in the periods presented. All our operations are continuing. As described elsewhere in this prospectus under “Change of Domicile,” subsequent to the effectiveness of the registration statement and the listing of our ordinary shares on the NASDAQ Global Market and prior to the completion of this offering, holders of ordinary shares of Lombard Medical Technologies plc will receive one ordinary share of Lombard Medical, Inc. for every four shares previously held in Lombard Medical Technologies plc. Pro forma loss per share numbers have been retroactively adjusted to reflect the issuance of one ordinary share in Lombard Medical, Inc. for four ordinary shares in Lombard Medical Technologies plc as if it had occurred at January 1, 2011. Pro forma as adjusted loss per share numbers have been adjusted to give effect to the issuance and sale by us of 3,636,364 ordinary shares in this offering.

	AS OF AND FOR THE YEAR ENDED DECEMBER 31,
	2011	2012	2013
	($ in thousands, except per share data)
Statement of income data–continuing:
Revenue	6,425	6,175	6,960
Operating loss	(18,331)	(13,086)	(20,034)
Loss for the period	(16,184)	(13,162)	(19,204)

Basic and diluted loss per ordinary share (cents)	(99.2)	(65.3)	(53.5)
Weighted average number of ordinary shares- basic and diluted (thousands)	16,319	20,162	35,889
Pro forma basic and diluted loss per ordinary share (cents) (unaudited)	(396.7)	(261.1)	(214.0)
Pro forma weighted average number of ordinary shares – basic and diluted (unaudited)	4,080	5,041	8,972
Pro forma as adjusted basic and diluted loss per ordinary share (cents) (unaudited)	—	—	(152.3)
Pro forma as adjusted weighted average number of ordinary shares – basic and diluted (unaudited)	—	—	12,611
Balance sheet data:
Cash and cash equivalents	11,620	4,450	40,866
Total assets	23,646	14,965	58,470
Total equity	19,070	6,729	49,333
Share capital	44,800	44,800	52,406

MARKET INFORMATION

Our ordinary shares are currently admitted to AIM. We intend to cancel the admission of our shares from AIM upon the consummation of this offering.

As of December 31, 2013, our issued share capital was $52,406,000. We were admitted to AIM on December 13, 2005.

Historical Market Prices

The following represents historic trading on AIM.

	HIGH	LOW	AVERAGE DAILY TRADING VOLUME
	(in pence)		(shares)
Year Ended:
December 31, 2013	250.00	160.00	14,338
December 31, 2012	265.60	52.00	6,759
December 31, 2011	430.00	100.00	8,837
December 31, 2010	369.90	150.00	6,282
December 31, 2009	1,300.00	60.00	3,532
Quarter Ended:
January 1, 2014 - March 27, 2014	218.00	158.00	15,113
October 1, 2013 - December 31, 2013	209.50	174.00	16,411
July 1, 2013 - September 30, 2013	173.00	160.00	9,467
April 1, 2013 - June 30, 2013	212.00	167.00	10,182
January 1, 2013 - March 31, 2013	250.00	173.12	21,444
October 1, 2012 - December 31, 2012	204.50	52.00	9,941
July 1, 2012 - September 30, 2012	118.50	106.00	3,266
April 1, 2012 - June 30, 2012	145.00	116.00	2,880
January 1, 2012 - March 31, 2012	265.60	112.20	10,900
Month Ended:
March 2014 (through to March 27, 2014)	198.00	158.00	17,800
February 2014	209.00	190.26	9,790
January 2014	218.00	177.00	17,522
December 2013	194.50	178.00	27,105
November 2013	203.92	192.00	7,600
October 2013	209.50	174.00	14,226
September 2013	173.00	160.02	22,590

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The consolidated financial statements included elsewhere in this prospectus, which are the subject of the following discussion and analysis, are those of Lombard Medical Technologies plc and its consolidated subsidiaries. We have historically conducted our business through Lombard Medical Technologies plc and its subsidiaries, and therefore our historical financial statements present the financial condition and the results of operations of Lombard Medical Technologies plc. Upon consummation of the change of domicile described in “Change of Domicile” in this prospectus, Lombard Medical Technologies plc will become our wholly-owned subsidiary. Prior to the change of domicile and the completion of this offering, Lombard Medical, Inc. held no material assets and did not engage in any operations. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated financial statements of Lombard Medical Technologies plc have been prepared in accordance with IFRS as issued by IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are a medical technology company specializing in developing, manufacturing, and marketing endovascular stent-grafts that address significant unmet needs in the repair of aortic aneurysms. Our lead product, Aorfix, is the only Abdominal Aortic Aneurysm, or AAA, stent-graft approved by the FDA for the treatment of AAAs with angulation at the neck of the aneurysm of up to 90 degrees.

We formally launched the U.S. roll-out of Aorfix in November 2013 and currently market Aorfix in the United States through our 20-person direct U.S. sales force. We are initially focusing our U.S. marketing efforts on physicians treating AAA patients at the top 300 U.S. EVAR centers, at which over 50% of U.S. EVAR procedures are performed annually. We intend to more than double the size of our direct sales force in the United States by the end of 2014. Outside of the United States, we market Aorfix through our direct sales forces in Germany and the United Kingdom and through a number of country-exclusive distribution agreements with partners in other European Union countries and Latin America. We anticipate receiving regulatory approval to market Aorfix in Japan in 2014.

We have historically generated revenue primarily from sales of Aorfix. We generated revenue of $6.2 million and $7.0 million in the years ended December 31, 2012 and 2013, respectively. While we have historically derived revenue predominantly from sales of Aorfix in the European Union, following the February 2013 FDA approval of Aorfix in the United States, we expect that future sales of Aorfix in the United States will represent the major contributor to our total revenue. Should we obtain regulatory approval for Aorfix in Japan, we believe revenue from sales of Aorfix in Japan could also be a significant contributor to our future results of operations. We had operating losses of $13.1 million and $20.0 million in the years ended December 31, 2012 and 2013, respectively.

As of December 31, 2013, we had cash and cash equivalents of $40.9 million. We achieved this cash position primarily through the receipt of $53.2 million (£34.4 million) from equity fundraisings during the year ended December 31, 2013.

Geographic reporting

We are engaged in a single business activity of cardiovascular devices and medical fabrics and we do not have multiple operating segments. Our historical financial statements contain five geographic locations where revenue is earned, the United Kingdom, Germany, Rest of Europe, the United States and Rest of World. The table below sets forth our revenue results by geographic destination for the periods covered by this prospectus.

	YEAR ENDED DECEMBER 31,
	2011	2012	2013
	($ in thousands)
Revenue by Destination:
United Kingdom	2,020	2,016	1,808
Germany	667	872	1,205
Rest of Europe (1)	2,588	2,509	2,540
United States	245	70	530
Rest of World	905	708	877

Total	6,425	6,175	6,960

(1)	Includes, among other jurisdictions, Italy and Spain.

In addition to the information in the table above, we analyze our business based on the categories and information in the table below.

	YEAR ENDED DECEMBER 31,
	2011	2012	2013
	($ in thousands)
Aorfix Commercial Revenue
Main European markets	3,599	3,608	3,887
Rest of World distributor markets	1,618	1,370	1,736
United States market	—	—	508

Total Aorfix commercial revenue	5,217	4,978	6,131
Other commercial revenue	973	1,137	817

Total commercial revenue	6,190	6,115	6,948
Clinical trial revenue	235	60	12

Total revenue	6,425	6,175	6,960

Key Factors Affecting Our Results of Operations

Exchange rate fluctuation

Our operations expose us to risks related to fluctuations in the value of various currencies. We currently market Aorfix in the United States, throughout the European Union, including in Germany, the United Kingdom, Italy and Spain, and in Latin America, including in Brazil and in Mexico. We anticipate receiving regulatory approval to market Aorfix in Japan in 2014. These sales are either conducted by our employees, whom we compensate in the currency of the jurisdiction in which they are based, or by third-party distributors whom we pay in U.S. Dollars or Euro. We purchase the supplies we need to manufacture Aorfix from suppliers around the world.

The average rates of exchange used for $/£ for the years ended December 31, 2013, December 31, 2012 and December 31 2011 were 1.5633, 1.5877 and 1.6015, respectively. The spot rates used for $/£ as at December 31, 2013, December 31, 2012 and December 31, 2011 were 1.6500, 1.6200 and 1.5400, respectively.

The average rates of exchange used for $/€ for the years ended December 31, 2013 and December 31, 2012 were 1.3277 and 1.2880, respectively. The spot rates used for $/€ as at December 31, 2013 and December 31, 2012 were 1.3750 and 1.3280, respectively. For the year ended December 31, 2011, there were no $/€ exchanges.

Research and development expenditure

Research and development expenditure was $10.5 million, $7.3 million and $7.0 million in the years ended December 31, 2011, 2012 and 2013, respectively. We expect research and development expense to increase as we develop new products to expand our product pipeline, add research and development personnel and undertake clinical activities, including clinical studies to gain additional regulatory clearances.

Reimbursement and other regulatory factors

Our ability to generate revenue from sales of Aorfix is highly dependent upon the level of reimbursement that hospitals can receive from government regulators in the jurisdictions in which they seek to use Aorfix to treat AAAs. Reductions in available reimbursement for Aorfix or other regulatory hurdles that could arise would significantly hinder our ability to compete with other EVAR device providers.

Direct sales forces

We have direct sales forces for Aorfix in the United States, the United Kingdom and Germany. We intend to more than double the size of our direct sales force in the United States by the end of 2014 as we continue the roll-out of Aorfix in the United States. We may also increase the size of our direct sales forces in Germany or the United Kingdom based on our ongoing evaluation of our growth potential in each market. In general, adding a sales representative to one of our direct sales forces results in an increase in selling, marketing and distribution expenses. It generally takes several months to sufficiently train and integrate a new sales representative before such representative can generate revenue for us.

Components of Our Results of Operations

Revenue

We generate revenue primarily from the sale of our lead product, Aorfix. We and our distributors sell Aorfix to hospitals for EVAR for AAA. Product sales to direct customers and sales through a distributor of products provided for a particular procedure, are recognized when goods are delivered to customers and are net of any provision for estimated returns. Where our sales made through a distributor are not for a particular procedure, they are recognized on delivery to the distributor, as returns are not generally accepted under our distribution agreements.

We expect to increase revenue following the commercial launch of Aorfix in the United States. We expect the U.S. market to be characterized by increased volumes and higher average selling prices. Going forward we expect U.S. Aorfix sales to become our largest revenue contributor as we continue to focus significant resources on the roll-out of Aorfix in the United States. In the European Union, the United Kingdom and Germany are our largest revenue contributors. We also generate revenue from sales of Aorfix by our distributors in Latin America. Should we obtain regulatory approval for Aorfix in Japan and should our distribution partner Medico’s Hirata successfully launch Aorfix in Japan, we expect that revenue will increase further.

Cost of sales

Our cost of sales primarily consists of raw materials, components and services we purchase to manufacture Aorfix, in addition to compensation and benefits of production personnel and production support personnel. Cost of sales also includes depreciation expense for production equipment, indirect production consumables and allocated facilities-related expenses. Any yield loss in the manufacture of the product is included within cost of sales.

Selling, marketing and distribution expenses

Selling, marketing and distribution expenses primarily consist of compensation, benefits and other related costs, for personnel employed in sales, marketing, medical education and training and sales distribution departments. These expenses also include costs attributable to marketing Aorfix to customers, including attending medical device events, the training of physicians and the proctoring of medical procedures.

Research and development expenses

Our research and development expenses primarily consist of compensation, benefits and other related costs for research and development personnel and clinical and regulatory personnel as well as amortization of IP and patent fees. Research and development expenses also include materials and consultancy expenses in addition to allocated facilities-related costs. For clinical and regulatory activities, such expenses also include trial costs such as payments to trial centers, materials and consultancy expenses and allocated facilities-related costs. Our research and development activities primarily relate to the development, testing and regulatory work for medical devices to treat conditions of the Aorta. Research and development expenses have historically been expensed as incurred.

Administrative expenses

Administrative expenses primarily consist of compensation, benefits and associated costs for personnel supporting administrative operations including executive management, finance and human resources. Administrative expenses also include legal and professional fees, financial audit fees, insurance, information technology support costs, stock-based accounting charges and allocated facilities related costs.

Taxation

We are currently in a loss making position and have tax losses brought forward from prior years. We claim repayable UK research and development tax credits each year relating to the surrender of UK current year tax losses from research and development expenditure. The remaining tax losses are carried forward for surrender against future taxable profits. In addition we pay overseas tax on taxable profits arising in our subsidiary companies in the United States and Germany.

Results of Operations

The following table sets forth, for the periods indicated, our results of operations:

	YEAR ENDED DECEMBER 31,
	2011	2012	2013
	($ in thousands)
Revenue	6,425	6,175	6,960
Cost of sales	(3,259)	(3,952)	(4,315)

Gross profit	3,166	2,223	2,645
Selling, marketing and distribution expenses	(4,636)	(4,433)	(10,452)
Research and development expenses	(10,524)	(7,300)	(6,963)
Administrative expenses	(6,337)	(3,576)	(5,264)

Total operating expenses	(21,497)	(15,309)	(22,679)

Operating loss	(18,331)	(13,086)	(20,034)
Finance income - interest receivable	94	37	164
Finance costs	—	(669)	(449)

Loss before taxation	(18,237)	(13,718)	(20,319)
Taxation	2,053	556	1,115

Loss for the period	(16,184)	(13,162)	(19,204)

Year ended December 31, 2013 Compared to the Year Ended December 31, 2012

Revenue

Revenue increased by $0.8 million or 12.7%, from $6.2 million for the year ended December 31, 2012 to $7.0 million for the year ended December 31, 2013. Aorfix commercial revenue increased 23.2% to $6.1 million in the year ended December 31, 2013 from $5.0 million for the year ended December 31, 2012.

In our four main European markets, the United Kingdom, Germany, Italy and Spain, revenue increased 7.7% to $3.9 million for the year ended December 31, 2013 from $3.6 million for the year ended December 31, 2012. Revenue in Germany increased by 38.2% offsetting the effect of EVAR center consolidation in the United Kingdom. Outside our main European markets, revenue from distributors increased 26.7% to $1.7 million for the year ended December 31, 2013 from $1.4 million for the year ended December 31, 2012. In addition to Aorfix revenue, revenue generated from the OEM business based in Prestwick, Scotland decreased 28.4% to $0.8 million for the year ended December 31, 2013 from $1.1 million for the year ended December 31, 2012. On December 20, 2013, we completed the divestiture of this business for £0.6 million or $1.0 million at the exchange rate at December 20, 2013. This is not considered to be discontinued operations in accordance with IFRS.

In the US market, revenue was $0.5 million, which consisted of patients treated following February 2013 FDA approval for Aorfix, the majority of which arose in the fourth quarter.

Cost of sales

	YEAR ENDED DECEMBER 31,		VARIANCE
	2012	2013	$’000%
	($in thousands)
Cost of sales	(3,952)	(4,315)	(363)	9.2%
Gross profit	2,223	2,645	422	19.0%
Gross profit margin	36.0%	38.0%	2.0%	—

Cost of sales increased to $4.3 million for the year ended December 31, 2013 compared to $4.0 million for the year ended December 31, 2012. This was due primarily to the increase in the volume of units sold over the same period. Cost of sales on Aorfix increased to $4.0 million for the year ended December 31, 2013 compared to $3.5 million for the year ended December 31, 2012. Cost of sales for the year ended December 31, 2012 included initial unanticipated costs from the transfer of the Aorflex delivery system into production.

Operating expenses

	YEAR ENDED DECEMBER 31,		VARIANCE
	2012	2013	$’000%
	($in thousands)
Selling, marketing and distribution expenses	(4,433)	(10,452)	(6,019)	135.8%
Research and development expenses	(7,300)	(6,963)	337	(4.6%)
Administrative expenses	(3,576)	(5,264)	(1,688)	47.2%

Selling, marketing and distribution expenses increased by $6.0 million, or 135.8%, from $4.4 million for the year ended December 31, 2012 to $10.5 million for the year ended December 31, 2013 due to an increase in sales and marketing expenses of $5.8 million in the United States. This was due to an increase in headcount and sales activity following FDA approval of Aorfix in February 2013.

Research and development expenses decreased by $0.3 million, or 4.6%, from $7.3 million for the year ended December 31, 2012 to $7.0 million for the year ended December 31, 2013 as our Aorfix regulatory expenditures significantly decreased due to the end of the trial, but development expenses grew following the FDA approval in February 2013.

Administrative expenses increased by $1.7 million, or 47.2%, from $3.6 million for the year ended December 31, 2012 to $5.3 million for the year ended December 31, 2013. This increase resulted primarily from a 2013 share option charge of $1.2 million following changes we made to the performance criteria in June 2013, compared with a credit of $0.4 million in 2012.

Taxation

The tax credit of $1.1 million in the year ended December 31, 2013, compared to a credit of $0.6 million for the year ended December 31, 2012, represents an estimate of $0.9 million for the research and development tax credit arising in the period in addition to a credit of $0.2 million for an adjustment to the research and development tax credit related to 2012.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Revenue

Revenue decreased by $0.2 million, or 3.9%, from $6.4 million for the year ended December 31, 2011 to $6.2 million for the year ended December 31, 2012. Commercial revenue decreased by $0.1 million from $6.2 million in the year ended December 31, 2011 to $6.1 million in the year ended December 31, 2012. We generated $0.1 million of U.S. clinical trial revenue in the year ended December 31, 2012 compared to $0.2 million in the year ended December 31, 2011.

Revenue from Aorfix decreased 4.6% to $5.0 million for the year ended December 31, 2012 from $5.2 million for the year ended December 31, 2011, with growth in the direct sales markets of Germany and the United Kingdom being outweighed by declines in the distributor markets of Italy, Spain and Rest of World. In addition to Aorfix revenue, revenue generated from our OEM business based in Prestwick, Scotland increased 17.0% to $1.1 million for the year ended December 31, 2012 from $1.0 million for the year ended December 31, 2011 due to an increase in contract manufacturing revenue as our main customer for these services replenished stocks and grew sales in the United States.

Cost of sales

	YEAR ENDED DECEMBER 31,		VARIANCE
	2011	2012	$’000%
	($ in thousands)
Cost of sales	(3,259)	(3,952)	(693)	21.3%
Gross profit	3,166	2,223	(943)	(29.8%)
Gross profit margin	49.3%	36.0%	(13.3)%	—

Cost of sales increased by $0.7 million, or 21.3%, from $3.3 million for the year ended December 31, 2011 to $4.0 million for the year ended December 31, 2012 as a result of higher per unit costs due to lower production volumes following an inventory build in 2011 and initial unanticipated costs from the transfer of the Aorflex delivery system into production.

Operating expenses

	YEAR ENDED DECEMBER 31,		VARIANCE
	2011	2012	$’000%
	($ in thousands)
Selling, marketing and distribution expenses	(4,636)	(4,433)	203	(4.4%)
Research and development expenses	(10,524)	(7,300)	3,224	(30.6%)
Administrative expenses	(6,337)	(3,576)	2,761	(43.6%)

Selling, marketing and distribution expenses decreased by $0.2 million, or 4.4%, from $4.6 million for the year ended December 31, 2011 to $4.4 million for the year ended December 31, 2012 as we conserved cash in anticipation of FDA approval for Aorfix.

Research and development expenses declined by $3.2 million, or 30.6%, from $10.5 million in the year ended December 31, 2011 to $7.3 million for the year ended December 31, 2012 as our clinical and regulatory expenses decreased in 2012 following completion of enrollment into the Aorfix clinical trial. In addition, overall Aorfix development project expenditure was restricted in 2012 in order to conserve cash in anticipation of FDA approval for Aorfix.

Administrative expenses decreased by $2.8 million, or 43.6%, from $6.3 million for the year ended December 31, 2011 to $3.6 million for the year ended December 31, 2012. This decrease was due primarily to the impairment of our unlisted investment of $1.4 million in 2011, to fully write down our investment in Vascular Concepts. In addition, a credit of $0.4 million to our share based compensation was recorded in 2012 to reflect the Directors’ view that the performance criteria would not be met. The remainder of the decrease in administrative expenses was due to the 2011 costs of the Board reorganization and senior management recruitment, which did not repeat in 2012.

Taxation

The tax credit of $0.6 million in the year ended December 31, 2012, compared to a credit of $2.1 million for the year ended December 31, 2011, represents the estimated research and development tax credit due in respect of 2012 of $0.9 million, compared to a 2011 research and development tax credit of $1.8 million, less an adjustment of $0.3 million for the research and development tax credit provided for in the 2011 accounts, but not subsequently claimed.

Liquidity and Capital Resources

We have financed our operations historically through a mixture of shareholders’ funds, bank and other borrowings and loan notes, as required. We believe that our cash and cash equivalents of $40.9 million as of December 31, 2013 is sufficient for the next 12 months. The financial statements have been prepared on the going concern basis as disclosed in Note 1 to the financial statements. Based on current forecasts, our Company’s management expect to have to raise additional funding prior to the period when the Group becomes cash generative through increased sales levels. Additional funding may not be available to our Company on acceptable terms, or at all.

Cash and cash equivalents of $39.6 million were held in the United Kingdom as of December 31, 2013. All cash and cash equivalents are held with institutions with a minimum credit rating of A- as defined by the three main credit rating agencies. As of December 31, 2013, all cash and cash equivalents were held in accounts with banks such that the funds are immediately available or in fixed term deposits with a maximum maturity of three months.

Cash Flows

	YEAR ENDED DECEMBER 31,
	2011	2012	2013
	($ in thousands)
Cash outflow from operating activities	(15,938)	(11,911)	(17,792)
Cash flows from investing activities	(842)	(218)	(3,877)
Cash flows from financing activities	20,111	4,534	55,661

Net increase/(decrease) in cash and cash equivalents	3,331	(7,595)	33,992

Cash outflow from operating activities

Net cash outflow from operating activities increased by 49.4% to $17.8 million for the year ended December 31, 2013 from $11.9 million for the year ended December 31, 2012 principally due to increased expenditure on sales and marketing activities, which increased by $6.0 million, the majority of which was incurred in the U.S. In addition, there was decreased working capital requirements of $0.6 million compared to working capital requirements in 2012 of $0.1 million. This was principally due to an increase in payables during 2013 as we invested in sales and marketing and our manufacturing and development facilities ahead of expected growth in revenues.

Net cash outflow from operating activities decreased by 25.3% to $11.9 million for the year ended December 31, 2012 from $15.9 million for the year ended December 31, 2011 due to decreased working capital requirements of $0.1 million compared to an increase in working capital requirements in 2011 of $1.0 million. This was mainly due to lower production volumes during the second half of 2012 and a decrease in inventory. In addition, there was an underlying reduction in expenditures leading up to FDA approval. Expenditure on clinical and regulatory activities decreased to $3.0 million compared to $5.1 million for the year ended December 31, 2011, following completion of enrollment into the U.S. Pythagoras study.

Cash flows from investing activities

Net cash used in investing activities increased to $3.9 million for the year ended December 31, 2013 from $0.2 million for the year ended December 31, 2012 due to our purchase of sales and marketing equipment to support the U.S. launch of Aorfix and development of mold tooling for the next generation of Aorfix products. In addition, there was an initial payment in connection with the license agreement we entered into with Medtronic. Royalty payments will be made each year to the end of the agreement.

Net cash used in investing activities decreased by $0.6 million in the year ended December 31, 2012 from $0.8 million for the year ended December 31, 2011 due predominantly to capital expenditures of $0.2 million in 2012 compared to capital expenditures of $0.8 million in 2011.

Cash flows from financing activities

Net cash flows from financing activities were $55.7 million for the year ended December 31, 2013 compared to $4.5 million for the year ended December 31, 2012 and consisted of the following:

■	U.S. approval of Aorfix in February 2013, which triggered our receipt of the $20.4 million (£13.5 million) (net of expenses) second tranche of the two tranche April 2011 fundraising.

■	Aorfix approval also triggered our ability to draw down $2.5 million from the $5.0 million loan facility granted by our exclusive Japanese distribution partner, Medico’s Hirata Inc.

■	In June, we raised an additional $32.8 million (£20.9 million) (net of expenses) through an offer, subscription and placing of new shares.

Net cash flows from financing activities were $4.5 million in the year ended December 31, 2012 compared to $20.1 million for the year ended December 31, 2011. While we issued $4.8 million of convertible loan notes in 2012, in 2011, we received $21.4 million, before expenses of $1.3 million, from the first tranche of the $44.8 million, two tranche offer, subscription and placing approved by shareholders in May 2011.

Indebtedness

In connection with our entry into a distribution agreement with Medico’s Hirata for sales of Aorfix in Japan, we entered into a loan agreement with Medico’s Hirata, or the Convertible Loan Agreement. Under the Convertible Loan Agreement, Medico’s Hirata granted us a $2.5 million convertible loan primarily to assist in funding the development by us of endovascular thoracic stent-grafts for the treatment of TAAs. Subject to the extension option described below, the initial convertible loan is due seven years from the date of the receipt of regulatory approval for Aorfix in Japan.

Within two years of receiving Japanese regulatory approval for Aorfix, which we currently expect to occur in 2014, Medico’s Hirata may grant us an additional $2.5 million convertible loan, which additional loan would provide Medico’s Hirata with the right to extend the term of our distribution agreement with them for an additional seven years. If Medico’s Hirata exercises its option to extend the term of our distribution agreement, all loan balances will be forgiven at the end of the extended term. Interest on all covered convertible loans is 3% per annum.

All loans under the Convertible Loan Agreement must be repaid, at Medico’s Hirata’s discretion, in cash or by issuing Medico’s Hirata a number of ordinary shares not to exceed 29.9% of our issued share capital. The conversion price for ordinary shares is determined by the average of the market price of such ordinary shares during the five business days preceding the repayment date.

In the event that we terminate our distribution agreement with Medico’s Hirata’s due to a failure to order the required minimum quantities of Aorfix, all convertible loans under the Convertible Loan Agreement will become immediately due in full and repayable at the option of Medico’s Hirata in ordinary shares or cash.

In the event we succeed in developing endovascular thoracic stent-grafts for the treatment of thoracic aortic aneurysms, we are required by the Convertible Loan Agreement and the related distribution agreement to offer Medico’s Hirata a right of first refusal for the right to exclusive distribution in Japan.

Capital Expenditures

We carried out capital expenditures for property, plant and equipment of $0.8 million, $0.2 million and $1.8 million in the years ended December 31, 2011, 2012 and 2013, respectively.

In the year ended December 31, 2011, $0.4 million was used to purchase training equipment with the remainder being used for general plant and machinery additions. In the year ended December 31, 2012, our capital expenditures primarily related to office and computer equipment. We carried out all capital expenditures for property, plant and equipment in the United Kingdom through December 31, 2012. For the year ended December 31, 2013, we spent $0.5 million in the United States on training, office and IT equipment and $1.2 million in the United Kingdom on manufacturing and development equipment and $0.1 million in the United Kingdom on office and IT equipment.

We incurred capital expenditures for intangible assets of $2.1 million in the year ended December 31, 2013. $2.0 million related to a license fee payment made to a third party, $0.1 million related to software purchases.

We expect to incur $2.0 million of capital expenditures in 2014.

Contractual Obligations and Commitments

The table below sets forth our contractual obligations and commercial commitments as of December 31, 2013 that are expected to have an impact on liquidity and cash flow in future periods.

	PAYMENTS DUE BY PERIOD
	LESS THAN 1 YEAR	BETWEEN 1 AND 3 YEARS	BETWEEN 3 AND 5 YEARS	MORE THAN 5 YEARS	TOTAL
	($ in thousands)
License maintenance obligations (1)	40	80	80	320	520
Debt obligations (2)	—	—	—	2,500	2,500
Operating lease obligations	585	392	120	—	1,097
Capital commitments	78	—	—	—	78

Total	703	472	200	2,820	4,195

(1)	License maintenance obligations for royalty payments to a supplier.
(2)

In March 2013 we received $2.5 million from a convertible loan facility from our distribution partner in Japan, paying interest at 3% per annum. Assuming a seven year loan term from the date of regulatory approval for Aorfix in Japan, with approval assumed to be received during 2014, total interest payable on this loan would be $620,000.

Off-Balance Sheet Arrangements

As of the date of this prospectus, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting policies, significant judgments and estimates are set forth in note 1 to our consolidated financial statements appearing elsewhere in this prospectus.

Recent Accounting Pronouncements

Recent accounting pronouncements that may affect our business are set forth in note 1 to our consolidated financial statements appearing elsewhere in this prospectus.

Quantitative and Qualitative Disclosure About Market Risk

A quantitative and qualitative analysis of our exposure to market risks appears in note 10 to our consolidated financial statements appearing elsewhere in this prospectus.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups, or JOBS, Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are electing to take advantage of the following exemptions:

■	not providing an auditor attestation report on our system of internal controls over financial reporting;

■	not providing all of the compensation disclosure that may be required of non-emerging growth public companies under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act;

■

not disclosing certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation; and

■

not complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are irrevocably electing not to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

These exemptions will apply for a period of five years following the completion of our IPO or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

BUSINESS

Overview

We are a medical technology company specializing in developing, manufacturing, and marketing endovascular stent-grafts that address significant unmet needs in the repair of aortic aneurysms. Our lead product, Aorfix, is the only abdominal aortic aneurysm, or AAA, stent-graft approved by the FDA for the treatment of AAAs with angulation at the neck of the aneurysm of up to 90 degrees.

AAA	Aorfix in Situ

An AAA is a balloon-like enlargement of the aorta in the abdominal cavity which, if left untreated, may rupture. Most ruptured AAAs are fatal. According to iData Research, Inc. AAAs are the thirteenth leading cause of death in the United States and the tenth leading cause of death in U.S. men aged 65 years and older. AAAs are currently treated either through invasive and traumatic open surgical repair or through less invasive endovascular aortic repair, or EVAR. According to data produced by Medtech Ventures, the worldwide EVAR market was estimated to be approximately $1.4 billion in 2013, with the U.S. market estimated at approximately $680 million according to iData Research, Inc. According to Medtech Ventures, it is estimated that more than 500,000 AAA patients are diagnosed annually in the developed world, with 200,000 of such patients receiving treatment. According to iData Research, Inc. in the United States alone, each year, approximately 200,000 patients are diagnosed with an AAA.

According to Medtech Ventures, approximately 20% of all AAA patients have aneurysms with neck angulation greater than 60 degrees, which we refer to as high angle neck anatomy. There are no EVAR devices other than Aorfix approved by the FDA to treat AAAs with high angle neck anatomy. Our U.S. Pythagoras study data suggests that an additional approximately 10% of AAA patients with neck angulation less than 60 degrees have moderate or severe tortuosity, which is an abnormality of shape or path, in the iliac arteries, which branch off the aorta into the legs. Our data indicates that Aorfix can substantially reduce complication and re-intervention rates in this AAA patient group. We plan to initially focus on these two groups, the 20% of all AAA patients for which we have the only FDA-approved product, and the additional 10% of all AAA patients where we believe Aorfix will demonstrate superior performance to other FDA-approved EVAR devices.

We also believe we may in the future successfully penetrate the broader AAA market. We believe data on Aorfix show complication rates in patients whose aneurysms have neck angulation of 60 degrees or less, which we refer to as low angle neck anatomy, that are comparable to those of other FDA-approved EVAR devices in such patients Clinicians in the United States may prefer to use only one device, Aorfix, to treat a broader range of AAA patients.

Unlike all other commercially approved stent-grafts in the United States, most of which use z-shaped, multi-linked stents to support the graft, Aorfix’s self-expanding stent is formed from a single, continuous wire made of nitinol, an alloy of nickel and titanium, attached to a proprietary woven polyester graft. This design makes Aorfix highly flexible, which we believe gives Aorfix an advantage over other FDA-approved EVAR devices, particularly in the treatment of the AAA patients with high angle neck anatomy and iliac tortuosity that we are initially focusing on. We supply Aorfix pre-loaded into a delivery system, Aorflex, which is designed for accurate placement of Aorfix in the abdominal aorta. Once Aorfix is properly placed within the abdominal aorta, it provides a conduit for blood flow, thereby relieving pressure within the weakened or “aneurysmal” section of the vessel wall, which greatly reduces the potential for the AAA to rupture.

We formally launched the U.S. roll-out of Aorfix in November 2013 and currently market Aorfix in the United States through our 20-person direct U.S. sales force. Our U.S. marketing efforts will initially focus on physicians treating AAA patients at the top 300 U.S. EVAR centers, at which over 50% of U.S. EVAR procedures are performed annually. Outside of the United States, we market Aorfix through our direct sales forces in Germany and the United Kingdom and through a number of country-exclusive distribution agreements with partners in other European Union countries and Latin America. We anticipate receiving regulatory approval to market Aorfix in Japan in 2014.

We are also developing a stent-graft system to treat thoracic aortic aneurysms, or TAAs, which are aneurysms similar to AAAs but located in the thoracic aorta. The thoracic aorta begins at the heart, ascends and then descends through the chest into the abdomen. The thoracic aorta turns through a 180 degree bend on exit from the heart, referred to as the aortic arch, and is protected by the rib cage. According to Medtech Ventures, the worldwide TAA market was valued at approximately $380 million in 2013, and is estimated to grow to more than $480 million by 2018. Similar to AAAs, TAAs are treated either by open surgical repair or by thoracic endovascular aortic repair, or TEVAR. The rib cage makes open surgery highly invasive and, consequently, TEVAR more attractive. Within the TEVAR market, we believe that there are benefits from having a highly flexible stent-graft and we have built prototype TEVAR devices that have this characteristic. We expect these designs to show benefits in treating the severe curvature of the aortic arch similar to the benefits Aorfix shows in treating angled AAAs. The thoracic stent-graft we are developing also has potential applications in treating patients with dissections of the thoracic aorta, which are tears in the inner wall of the aorta, and partial transections of the thoracic aorta, which are ruptures.

We continue to make progress in the area of new product development and are planning new versions of Aorflex, which will include reduced device profile and allow repositioning of the graft top-end to further enhance physician accuracy in placing the stent-graft. We have also made significant progress toward expanding the size range of Aorfix, thereby addressing the needs of patients with AAAs having aortic neck diameters either too large or too small for the current product size range.

Market Overview

Abdominal Aortic Aneurysms

Arterial aneurysms occur most commonly in the aorta, which extends from the chest to the abdomen. The abdominal aorta is the segment between the renal (kidney) arteries and the two iliac arteries. AAAs occur when a portion of the abdominal aorta bulges into an aneurysm because of a weakening of the vessel wall, which may result in life threatening internal bleeding upon rupture. The causes of AAA are not fully understood but AAAs often occur in patients who also have coronary artery disease or poor circulation in their lower limbs that is associated with atherosclerosis.

Risk factors for AAAs generally include family history, smoking, high blood pressure, high cholesterol and gender (with higher incidence in men). This disease generally progresses with age.

According to Medtech Ventures, approximately 4.5 million people are living with AAAs in the developed world, at least 1.5 million of which are in the United States, and each year approximately 500,000 new patients are diagnosed in the developed world, with 200,000 of such patients residing in the United States, according to iData Research, Inc. According to iData Research, Inc., the overall patient mortality rate for ruptured AAAs is approximately 80%, making them among the leading causes of death in the United States.

Aortic aneurysms can vary in the amount of bending, or angulation, with higher angulation generally being more difficult to treat. Aortic aneurysms with angulations greater than 60 degrees are often referred to as having high angle neck anatomy. Aortic aneurysm patients may also exhibit arterial tortuosity, which creates additional challenges in affixing a device to exclude the aneurysm. According to Medtech Ventures, approximately 20% of all

AAA patients have high angle neck anatomy. Our U.S. Pythagoras study data suggest that an additional approximately 10% of AAA patients with neck angulation less than 60 degrees have moderate or severe tortuosity in the iliac arteries.

Diagnosis of and Current Treatment Options for AAAs

Although AAA is one of the most serious cardiovascular diseases, many AAAs are never detected. Most AAA patients do not have symptoms at the time of their initial diagnosis. AAAs generally are detected during procedures to diagnose unrelated medical conditions. Because AAAs generally arise in people over the age of 65 and can rupture with little warning, initiatives have been undertaken to increase AAA-specific screening.

The most prominent of these initiatives is the Screening Abdominal Aortic Aneurysms Very Efficiently Act, or SAAAVE, which was signed into law in the United States on February 8, 2006 as part of the Deficit Reduction Act of 2005, and began providing coverage on January 1, 2007. For people who meet certain eligibility criteria, and as implemented by CMS, SAAAVE provides for a one-time free of charge AAA screening for certain men who have smoked cigarettes sometime in their lives, and men or women who have a family history of the disease. This screening is provided as part of the “Welcome to Medicare” physical.

According to the U.S. Census Bureau, the population of the United States aged 65 and over was approximately 43.0 million in 2012, or 13.7% of the total U.S. population. This section of the population is forecast to grow, both in absolute terms and by percentage of the population, to 47.7 million (14.8% of the population) by 2015 and 56.0 million (16.8% of the population) by 2020, according to the U.S. Census Bureau. Accordingly, given this demographic trend towards an aging population, the number of AAAs in the United States is expected to increase naturally over time. In addition, the percentage of cases diagnosed may also to grow due to an increasing prevalence of screening for AAAs, such as that conducted under the SAAAVE initiative.

Once diagnosed, the current standard of care for AAAs that are below 5.5 centimeters in diameter is to continue monitoring but not to make any surgical intervention to repair the aneurysm. For AAAs with diameters greater than 5.5 centimeters, there are two methods of treatment, open surgery and EVAR.

An article published in the New England Journal of Medicine on January 31, 2008 compared the results of open surgical repair versus EVAR for the treatment of AAAs on more than 45,000 patients over a three year period. Among the findings discussed in the article were:

■	The 30-day mortality rate of all patients in the study undergoing EVAR was approximately 1.2%, as compared to 4.8% for open surgical repair.

■	Patients treated by EVAR were three times less likely to be discharged to a rehabilitation facility or nursing home rather than their own homes as compared to patients treated with open repair.

■	The average hospital stay for patients in the study after EVAR was 3.4 days versus 9.3 days for patients after open surgical repair.

Until the approval of Aorfix in the United States, no FDA-approved EVAR device was available to treat patients with high angle neck anatomy.

Open surgery has historically been standard of care for treating AAAs. However, due to generally a lower mortality rate, lower morbidity rate, shorter hospital stays and shorter recovery periods, we estimate that EVAR is currently used to treat approximately 75% of all AAA patients receiving treatment in the United States.

EVAR Market

According to Medtech Ventures, the current annual worldwide EVAR market size is estimated to be approximately $1.4 billion (excluding the thoracic market of approximately $380 million). According to data provided by Medtech Ventures, we believe the worldwide aortic stent-graft market (excluding the thoracic market) is expected to grow at a compound annual growth rate of 6% to approximately $1.9 billion in 2018. According to Medtech Ventures, it is estimated that more than 500,000 AAA patients worldwide are diagnosed annually in the developed world, with approximately 200,000 of such patients receiving treatment. Based upon this information, we expect the underlying market for Aorfix is expected to continue to expand.

U.S. Market

AAAs are the thirteenth leading cause of death in the United States and the tenth leading cause of death in U.S. men aged 65 years and older. According to iData Research, Inc., the U.S. EVAR market was estimated to be approximately $680 million in 2013. According to iData Research, Inc., in the United States alone, each year, 200,000 patients are diagnosed with AAA.

At present, other than Aorfix, there are five FDA-approved AAA stent-grafts available in the U.S. EVAR market. Each of these other FDA-approved AAA stent-grafts is approved only to treat AAAs with a neck angulation of 0 to 60 degrees.

Japanese Market

According to Medtech Ventures, Japan represents the second-largest standalone EVAR market, estimated at $140 million in 2013, and has been growing at an average rate of 18% over the last five years. The first commercial AAA stent-graft was approved in Japan in 2006, nine and seven years after their launch in Europe and the United States respectively. Because the procedure had an established international track record with favorable long term follow-up data, acceptance of EVAR in Japan has been relatively rapid. According to Medtech Ventures, in Japan, there are approximately 400 physicians at 200 clinics performing EVAR and it is estimated that approximately 55% of Japanese AAA patients are treated using this method.

European Union Market

According to Medtech Ventures, the EU EVAR market was estimated to be $450 million in 2013 and has been growing at an average annual growth rate of 6% over the last five years. We believe the EVAR market is expected to continue to grow due in part to the availability of favorable, long-term data on stent-grafts and evidence of lower mortality emerging from patient registries, as well as aging populations and increased screening. Italy, Germany and the United Kingdom are the three largest and most developed European EVAR markets.

Thoracic Aortic Repair

Thoracic Aortic Aneurysms, or TAAs, are aneurysms similar to AAAs but located in the thoracic aorta. The thoracic aorta begins at the heart, ascends and then descends through the chest into the abdomen. The thoracic aorta turns through a 180 degree bend on exit from the heart, referred to as the aortic arch, and is protected by the rib cage. According to Medtech Ventures, the worldwide TAA market was valued at approximately $380 million in 2013, and is estimated to grow to more than $480 million by 2018. TAAs present similar challenges in treatment to AAAs. Similar to AAAs, TAAs are treated either by open surgical repair or by Thoracic Endovascular Aortic Repair, or TEVAR. The rib cage makes open surgery highly invasive and, consequently, TEVAR more attractive.

Current FDA-approved TEVAR stent-graft devices experience similar issues with tortuosity of the thoracic aorta as EVAR devices other than Aorfix face in the abdominal aorta. For example, the 180 degree aortic arch makes achieving a good “fit” with less flexible stent-grafts a challenge in TEVAR. Within the TEVAR market, we believe that there are benefits from having a highly flexible stent-graft and we have built prototype TEVAR devices that have this characteristic. We expect these designs to show benefits in treating the severe curvature of the aortic arch similar to the benefits Aorfix shows in treating angled AAAs.

Limitations of Current AAA Treatments

In the U.S. EVAR market, there has historically been no stent-graft approved to treat AAAs with neck angles above 60 degrees; all approved devices have explicit limitations printed in their instructions for use which limit use of the devices to neck angles no greater than 60 degrees. Other than the use of stent grafts beyond the scope of their approvals, open surgery is the only other treatment for such anatomies. The five FDA-approved AAA stent-grafts currently available in the United States other than Aorfix are not approved for use where the AAA neck angle is greater than 60 degrees. AAA patients with high angle neck anatomy are sometimes treated with existing EVAR stent-grafts not approved by the FDA for such use. Use of devices that are not FDA-approved to treat high angle neck anatomy has been shown in clinical studies to lead to serious complications, including significant increase in proximal endoleak, which occurs when the stent-graft fails to seal properly against the artery wall at its top end, as well as stent migration, which occurs when a stent-graft moves down inside the aorta after it has been implanted. A study published by the American Heart Association showed that up to 58% of EVAR procedures carried out using stent-grafts outside the scope of their approved angulation range resulted in aneurysm sac expansion. The use of stent-grafts outside approved angulation ranges is discouraged but has become fairly widespread practice because of the absence, until Aorfix, of FDA-approved stent-grafts capable of accommodating higher neck angulation.

Open surgical repair requires a large incision in the patient’s abdomen, the cross clamping of the aorta to stop blood flow and implantation of a graft which is sutured to the aorta, connecting one end above the aneurysm to the other end below the aneurysm. This highly invasive surgical procedure generally lasts between two and four hours. After receiving open surgical repair, the patient usually requires a few days in the hospital’s surgical intensive care unit, and the total hospital stay may be four to ten days. Post-procedure convalescence may take another four to six weeks due to the invasiveness of the operation and the procedure carries a 5-6% 30-day mortality rate.

Our AAA Solution: Aorfix

Aorfix is the only device in the United States and one of only two devices in the European Union with a label indication for the treatment of AAA patients with aortic neck angulations of up to and including 90 degrees. Treatment, which typically takes two hours or less, involves catheter-based delivery using the Aorflex system to deploy the Aorfix stent-graft through a small incision in the groin into the femoral artery.

Aorfix	Aorflex Delivery System

As a result, Aorfix offers physicians an FDA-approved device to treat patients with high angle neck anatomy, who would otherwise need to be treated through open surgery or with a stent-graft that is not approved for use in such neck anatomy. While we have not conducted any direct head-to-head studies comparing Aorfix to other stent-graft devices in patients with high angle neck anatomy, several clinical studies have been published on AAA EVAR devices. Based on a review of these clinical studies, we believe Aorfix provides more favorable outcomes in high angle neck anatomy patients and results in fewer complications than AAA EVAR devices that have not been approved for use in such patients. As compared to treatment through open surgery, Aorfix carries lower risk and requires a significantly shorter period of hospital stay and post- operative recovery. We plan to initially focus our U.S. marketing efforts on approximately 30% of all AAA patients comprised of AAA patients with high angle neck anatomy (approximately 20%) and low angle neck anatomy AAA patients with iliac arterial tortuosity (approximately 10%). We believe this patient population can be uniquely or better treated by using Aorfix.

Although our initial strategy will be to focus on AAA patients with high angle neck anatomy or tortuosity in the iliac arteries, we believe that by offering physicians access to an FDA-approved AAA stent-graft that is clinically proven to treat patients from 0 to 90 degrees, we can also penetrate and gain share of the low angle AAA market. Using Aorfix to treat AAA patients with low angle as well as high angle neck anatomy allows physicians to treat the broadest range of patients with one stent-graft, reducing costs and training time through rationalization of suppliers.

Aorfix has been used to treat over 3,000 patients worldwide to date. We maintain a database that contains voluntarily submitted data from over 1,900 patients treated with Aorfix. We believe this registry provides us with one of the largest data sets ever compiled on complex anatomy EVAR patients and will continue to assist us in further developing Aorfix and our Aorflex delivery system to provide physicians and AAA patients with a superior treatment option.

Our Strategy

We are pursuing the following strategies.

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Continue the roll-out of Aorfix in the United States with our direct sales force.  We have initially targeted the U.S. commercial launch of Aorfix at 300 of the 1,500 U.S. EVAR centers. Over 50% of annual EVAR procedures in the United States are conducted at these 300 “higher volume” centers. We are focusing on the segments of AAA patients exhibiting high angle neck anatomy or tortuosity of the iliac arteries, which we estimate together represent approximately 30% of AAA patients. We continue to roll-out our physician training program across the United States through our U.S. direct sales force and have already achieved high levels of enrollment. From July 2013 to December 31, 2013, we trained 244 physicians. We intend to more than double the size of our direct sales force in the United States by the end of 2014.

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Obtain regulatory approval and launch Aorfix in Japan through our partner.  We have partnered with Medico’s Hirata, a leading supplier of vascular products in Japan, to obtain Japanese regulatory approval for Aorfix and to exclusively distribute Aorfix in Japan. We currently anticipate Japanese regulatory approval for Aorfix to treat angulation from 0 to 90 degrees in 2014. Medico’s Hirata has significant prior experience in the Japanese AAA market through its work in obtaining regulatory approval and gaining market share through a previous relationship with another AAA stent-graft company. Through Medico’s Hirata’s existing and established sales force, we believe we will be able to maximize the potential of Aorfix in this important market.

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Increase commercial revenues in Europe principally through the expansion of our sales and marketing infrastructure.  We intend to increase the size of our direct sales force to support our continuing revenue growth in Germany. We also intend to leverage the strength of the data from our U.S. Pythagoras study to demonstrate to hospitals and physicians throughout the European Union the strengths of Aorfix.

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Develop Thoracic stent-graft.  According to Medtech Ventures, the current global market for TAA stent-grafts is estimated at more than $380 million and is expected to grow to $480 million by 2018. We are developing a stent-graft from the Aorfix platform to address this market, and we believe that the flexibility of the Aorfix technology will allow us to launch a product that addresses the complications associated with the lack of flexibility of TAA stent-grafts currently approved by the FDA. The Thoracic stent-graft we are developing also may have potential applications in treating patients with dissections and partial transections of the thoracic aorta. We have built initial prototypes of the stent graft. Prior to any commercial launch, we intend to perform design optimization, design for manufacture, laboratory testing and clinical trials.

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Develop and launch enhancements to the Aorflex delivery system and increase size range of Aorfix stent-graft.  We are currently developing a new version of our Aorflex delivery system to allow physicians to use Aorfix to treat patients with narrow access vessels through a lower profile design that may reduce vessel trauma and to allow re-positioning of the top end of the Aorfix graft to further enhance deployment accuracy. Development work is at an advanced stage but will still require final testing and regulatory approval before commercial launch. In addition to this, we are developing and testing size range extensions for Aorfix that, if approved, would allow Aorfix to be used to treat patients with anatomy that falls outside of our current size range. Non-standard, larger Aorfix devices have already had limited clinical use in Europe as Custom Implants. Before commercial launch, an appropriate range of commercial sizes must be identified and clinical trials performed.

Our Products

Aorfix

Overview

Aorfix is an endovascular stent-graft with an approved indication that includes the repair of AAAs in patients with aortic neck angulations from 0 to 90 degrees. Although we have not conducted any head-to-head clinical studies comparing Aorfix to other FDA-approved EVAR stent-grants, based on a review of published clinical studies of other

AAA EVAR stent-grafts, Aorfix’s flexible design has shown advantages over other FDA-approved EVAR devices in the treatment of AAA patients who exhibit iliac arterial tortuosity. Currently, there are no other stent-grafts approved to treat high-angle AAA anatomies over 60 degrees in the United States or Japan. Medtech Ventures data and our U.S. Pythagoras study data suggests that approximately 20% of all AAA patients have high angle neck anatomy and 10% of the patient population with low angle neck anatomy have moderate or severe tortuosity in the iliac arteries. This means that approximately 30% of all AAA patients can be uniquely or better treated by using Aorfix.

Aorfix sales constituted a significant portion of our historical revenue. We generated total revenue of $6.4 million, $6.2 million and $7.0 million, in the years ended December 31, 2011, 2012 and 2013, respectively.

Aorfix is a two-part modular implant comprising a bifurcated main body section and a (contralateral) plug-in leg. The main body section bifurcates into a full-length (ipsilateral) leg section and a short leg mating section on the plug in side (the socket). The plug-in leg is joined during the procedure to the socket to form the complete bifurcated system. We also supply accessories that allow extension of the stent-graft. Each component is supplied pre-loaded into a delivery system comprising a catheter with built-in deployment handle. The self-expanding implant is formed from a single, continuous nitinol wire and a woven polyester fabric (synthetic textile). Proximal hooks, also fabricated from nitinol, are provided in the main body section to assist fixation.

Aorfix was approved by the FDA for treatment of patients with abdominal aortic and aorto-iliac aneurysms having vascular morphology suitable for endovascular repair, including:

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Adequate iliac or femoral access that is compatible with vascular access techniques, implants, and accessories.  The femoral and iliac arteries must allow the delivery system to be pushed through them. If needed, additional surgical techniques can be used to assist in gaining access.

■	Aortic neck landing zone diameters with a range of 19 millimeters to 29 millimeters. The diameter of the aorta just below the renal arteries must lie within the design range of Aorfix.

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Non-aneurysmal proximal neck center-line length greater than or equal to 15 millimeters.  There must be at least 15 millimeters’ length of fairly healthy aorta between the renal arteries and the top of the aneurysm to make a good attachment point for the stent-graft. If the artery is extremely bent, the length of the artery is measured down its center rather than on the inside or outside curve.

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Infrarenal aortic neck angulations including those up to and including 90 degrees.  The fairly healthy aorta between the renal arteries and the top of the aneurysm can have become bent by progress of the disease. Aorfix can be used when this bend is between 0 and 90 degrees.

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Common iliac landing zone diameters with a range of 9 millimeters to 19 millimeters.  The common iliac arteries take blood from the aorta into the leg and the bottom end of the stent-graft usually ends in these arteries. To get a good seal between the artery and the stent-graft, the arteries must be between 9 millimeters and 19 millimeters in diameter.

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Distal fixation length of greater than or equal to 15 millimeters.  At the point that the bottom of the stent-graft seals to the common iliac arteries, there must be a length of 15 millimeters of fairly healthy artery to make the seal effective.

U.S. PYTHAGORAS Study Data

Our U.S. Pythagoras trial was the first study conducted under an investigational device exemption, or IDE, of an endovascular stent to include patients with highly angled aortic necks (> 60°). This patient group was previously excluded from studies due to EVAR being contraindicated in such cases.

We recruited the first patient in our U.S. Pythagoras study in April 2006 and the last in September 2011. A total of 218 patients were enrolled into the investigational arms of the study, of which 210 were treated with Aorfix. The study comprised the following four arms:

■	67 Aorfix patients with neck angles less than 60 degrees;

■	151 Aorfix patients with neck angles greater than or equal to 60 degrees (the investigational arm);

■	76 concurrent open surgical patients; and

■	323 open surgical patients from the SVS lifeline registry, a data-set assembled by the Society for Vascular Surgery from control group data of several previous AAA stent-graft IDE studies.

The primary endpoint of the study was, all taken together, 12 months of freedom from Type 1 and Type 3 endoleak, freedom from migration and freedom from fracture, which occurs when a metal component in the fixation zone of the stent-graft breaks, usually as a consequence of fatigue caused by the continuous pulsation of the blood with heartbeats. 90.7% of patients achieved this primary endpoint.

Secondary endpoints were freedom from sac expansion at 12 months, achieved by 88.1% of patients and freedom from mortality of any cause at 12 months, achieved by 94.8% of patients. Data was submitted on all patients after 12 months follow-up but we intend to continue following up until all patients have reached five years following the procedure. An endpoint of a study is a test of an outcome that is used to judge the performance of the feature being studied.

A separate trial arm was operated once recruitment of the primary study was completed and 12 patients were treated in this group, which was kept as a statistically separate group from the patients in the primary study.

We have summarized key data from the trial below.

	AORFIX ALL PATIENTS	AORFIX NECK ANGLES 60-142 DEGREES	AORFIX NECK ANGLES <60 DEGREES	SVS OPEN SURGERY CONTROL GROUP
Freedom from any major adverse event (1) at 30 days	84.9%	81.5%	92.5%	56.3%
P value vs. Control	<.0001	<.0001	<.0001	N/A
Freedom from any major adverse event at 365 days	79.8%	76.2%	88.1%	54.5%
P value vs. Control	<.0001	<.0001	<.0001	N/A
30-day mortality	1.8%	2.0%	1.5%	2.8%
12-month mortality	6.9%	7.9%	4.5%	6.5%
Aneurysm shrinkage (volume) (2)	72.5%	73.0%	71.4%	N/A
Type I (3) or III (4) endoleak, 12 months	1.3%	1.9%	0.0%	N/A
Migration > 10mm, 12 months	1.2%	1.7%	0.0%	N/A

(1)	Defined as death, myocardial infarction, cerebrovascular accident, renal failure, respiratory failure, paralysis/paraparesis, bowel ischemia and blood loss greater than 1,000 cc.
(2)	Defined as a reduction of at least 5% in the volume of the aneurysm at 12 months compared with the volume at 30 days. Measured by an independent core lab.
(3)	Defined as a leak between the end of the stent-graft and the artery wall.
(4)	Defined as a leak through the wall of the stent-graft or from a dislocated component.
(5)	Defined as movement of the top of the device of 10mm or more compared to the first post-operative CT scan.

In addition to higher average neck angulation, which is a predictor of more advanced disease, patients in the Aorfix group were older than in the control group (a group of AAA patients treated with conventional surgery and used for comparison with the Aorfix results), with the age range at 75.64 ±8 years compared to 69.72 ±7 years. There also was a higher proportion of female patients, 35% in the greater than 60 degree neck angle group compared to 20% in the control group, who are more likely to have challenging anatomy and to suffer worse outcomes following AAA repair using current methods by EVAR or open surgery.

In open surgery, used in the control group, the aneurysm is physically removed whereas treatment with a stent-graft just excludes the aneurysm from the blood flow. In the latter case, it is important to know that the stent-graft is being effective in preventing blood from entering the aneurysm sac. The volume of the sac is measured from successive CT scans of the patient. An increase in the size of the sac may mean that a further procedure could be required to treat a leak that usually is caused by small arteries that connect directly to the aneurysm, whereas a sac that is stable or shrinking shows satisfactory function of the stent-graft. In the U.S. Pythagoras study, 41.9% of all Aorfix patients had a sac that shrank and 1.2% of all Aorfix patients had a sac that expanded. Similarly, 1.3% of all Aorfix patients experienced a Type I or III Endoleak and 1.2% of all Aorfix patients had stent grafts that migrated more than 10 millimeters. It is notable that in those patients with neck angle less than 60 degrees (a similar group to the patients studied in all other U.S. IDE stent-graft trials) no patients suffered sac expansion, endoleak or migration.

As with all recently FDA-approved AAA stent-grafts, the FDA has requested that we perform a post-approval study. The primary target of this study will be to find the percentage of patients who die from an aneurysm-related cause within the first five years after implantation. We intend to recruit 234 new patients into the study so that, when combined with data from the IDE study, there are enough patients to obtain a good estimate of the cause of death. We are in ongoing discussions with the FDA regarding the cost-effective and efficient implementation of the study. Any important findings from the post-approval study will be used to update the Instructions for Use, or IFU, for the device.

Data Supporting EVAR Device Approvals

We have summarized in the table below certain publicly available clinical data contained in FDA Summaries of Safety and Effectiveness regarding all FDA-approved AAA EVAR devices as deployed in AAAs with neck angles below 60 degrees. These data are from different studies and thus are not directly comparable, and the information in the table is provided solely as a reference to the publicly available data that supported the PMA approvals for each product.

The data from all devices, including Aorfix, relate to outcomes when treating AAA with EVAR. All companies, other than us with regard to Aorfix, limited their studies to patients with neck angles up to 60 degrees. Aorfix was used to treat 67 patients with this range of neck angles and 151 additional patients with neck angles greater than 60 degrees. The table below only shows results from Aorfix when treating patients with neck angles less than 60 degrees, being the same angulation range for the other devices listed.

	DEVICE
	AORFIX NECK ANGLES LESS THAN 60 DEGREES	TRIVASCULAR OVATION	MEDTRONIC TALENT	MEDTRONIC ENDURANT	ENDOLOGIX POWERLINK	GORE EXCLUDER	COOK ZENITH	COOK ZENITH (HIGH RISK)
PMA Application Number	P110032	P120006	P070027	P100021	P040002	P020004	P020018	P020018
Date of FDA Notice of Approval	2/14/13	10/5/12	4/15/08	12/16/10	10/29/04	11/6/02	5/23/03	5/23/03
Freedom from SVS MAE (30 days)	92.5%	97.5%	89%	96%	N/A	N/A	N/A	N/A
Mortality (30 days)	1.5%	0.6%	1.8%	0%	1%	1.3%	0.5%	2%
Mortality (1 year)	4.5%	2.5%	6.5%	4%	6.8%	7.2%	3.5%	9%
Sac shrinkage (5 mm./ 1 year)	36.7%	32.0%	33.6%	49.6%	35.7%	14.3%	67.5%	62.9%
Sac expansion (5 mm./ 1 year)	0%	0.7%	2.3%	0%	2%	7.1%	1.3%	1.6%
Type I/III leak (1 year)	0%	0%	2.5%	0%	0%	1.3%	1.4%	1.8%
Migration (10 mm./ 1 year)	0%	0%	0.8%	0%	0.7%	2.3%	2.5%	2.8%

Aorflex

The Aorflex delivery system was approved by the FDA in June 2013 and has been designed to improve the treating physician’s control of the Aorfix stent-graft during its deployment. This delivery system has a hydrophilic coating which makes it easier to insert into the patient and to adjust its exact position. The main delivery tube, or sheath, of Aorflex is made from a composite material that is flexible but not springy and this gives one-to-one control of torque and position. This sheath also includes a radio-opaque marker to show progress through deployment.

We are also currently developing a new delivery system that will have a narrower, lower profile, version of the sheath that maintains the composite construction, hydrophilic coating and radio-opaque marker. Important improvements in this new delivery system will include a built in sheath that can be left in the patient to simplify subsequent procedures, such as ballooning, and improved ergonomics that will aid accurate placement of the stent-graft in the patient.

Development of this new system is nearing completion. Laboratory testing to perform strength measurement of many components of delivery systems, demonstration of the effectiveness of sterilization and the security of shipping containers remain outstanding. We expect the new delivery to be available for clinical use during 2015, requiring a budget of $1 million.

Product Development Pipeline

Delivery System

We are developing new versions of the Aorfix stent-graft delivery system to allow physicians to use Aorfix to treat patients with narrow access vessels through a low profile design that reduces vessel trauma and to reposition the top of the graft to further enhance physician accuracy in placing the stent-graft. We intend to work closely with the regulatory bodies in the United States and the European Union to plan the optimal route to market, which may involve conducting one or more clinical trials.

Thoracic Stent-Graft

We are also developing a stent-graft system to treat TAAs. Within the TEVAR market, we believe that there are benefits from having a highly flexible stent-graft and we have built prototype TEVAR devices that have this characteristic. We expect these designs to show benefits in treating the severe curvature of the aortic arch similar to the benefits Aorfix shows in treating angulated AAAs. The thoracic stent-graft we are developing also may have potential applications in treating patients with dissections and partial transections of the thoracic aorta. Design optimization will take place, which is an iterative process during which the prototypes made by our Company will be reviewed by an advisory board of clinicians, modified and re-reviewed. Design for manufacture involves the development of fixtures, techniques and tooling to provide high yields of a stable, quality product. Laboratory testing is required to demonstrate the performance of the device and includes durability testing of the implant, strength measurement of many components of delivery systems, demonstration of the effectiveness of sterilization and the security of shipping containers. A clinical trial will be performed before the device can be launched commercially in the U.S. We aim to have our thoracic device available for trial by 2017 and estimate that an investment of approximately $5 million will be required to reach that point.

Aorfix Size Range

We have made significant progress toward expanding the size range of Aorfix, thereby addressing the needs of patients with AAAs with aortic neck diameters either too large or too small for the current product size range. Based on published clinical data, we estimate that this expanded patient group could constitute up to 25% of the total AAA patient population. We anticipate commencing a clinical study to support regulatory approval of the most widely used combinations of sizes in the expanded size range in late 2014. In Europe, larger sizes of Aorfix can be made to a physician’s special prescription and patients have already been treated with such devices. We are developing and testing size range extensions for Aorfix that, if approved, would allow Aorfix to be used to treat patients with anatomy that falls outside of our current size range. Non-standard, larger Aorfix devices have already had limited clinical use in Europe as Custom Implants. Before commercial launch, an appropriate range of commercial sizes must be selected and clinical trials performed. Trials in Europe are expected to start by 2015 and application to start U.S. trials will be made in the same year.

Sales and Marketing

United States

We officially launched Aorfix together with our new Aorflex delivery system in the United States at the VEITH Symposium in New York in November 2013. The Aorfix stent-graft has been successfully delivered and deployed to treat patients in the United States since the February 2013 FDA approval.

As part of the U.S. launch, we have initially focused on the 300 higher volume U.S. centers, at which approximately 50% of the EVAR procedures in the United States are performed. Our U.S. commercial headquarters are in Irvine, California. Our U.S. sales and marketing team have significant experience in the healthcare industry and in vascular sales and marketing in particular. We have recruited and trained a field sales force of approximately 20 individuals, including two regional managers. The sales representatives come from a large pool of experienced sales representatives and have experience in EVAR, peripheral vascular sales or related fields and have received in-depth training in Aorfix implant and the procedure itself.

In line with the requirements placed on all recently FDA-approved stent-grafts, the initial step in our U.S. roll-out of Aorfix consists of the FDA-mandated training of all physicians seeking to use Aorfix. We have a number of experienced technical proctors in our U.S. team who conduct physician training and from our commencement of physician training in July 2013 to December 31, 2013, we had already trained 244 physicians. We intend to focus future training efforts on the higher volume U.S. centers. The content of the program will include:

■	a review of the Pythagoras study;

■	an explanation of indications and contraindications which are used to inform patient selection and avoid complications;

■

a technical briefing on how to operate the Aorflex delivery system and how to deploy the Aorfix stent-graft which include use of computerized simulators showing a selection of cases of varying anatomical challenge; and

■	a fluoroscopic “live” case review showing correct product placement and deployment.

The course can be divided into blocks that are provided at convenient times to suit physicians.

We intend to more than double the size of our direct sales force in the United States by the end of 2014.

Japan

We anticipate that Aorfix will obtain regulatory approval in Japan in 2014. We intend to sell Aorfix in Japan through our exclusive distributor, Medico’s Hirata. Medico’s Hirata has significant experience in EVAR and a direct sales force trained for the Japanese AAA market.

Under the terms of our distribution agreement with Medico’s Hirata we are required to manufacture and supply, and Medico’s Hirata is required to purchase from us all of its requirements for commercialization of Aorfix in Japan. Medico’s Hirata is responsible under the agreement for pursuing and obtaining marketing approval for Aorfix from the Japanese Ministry of Health, Labor and Welfare. Following marketing approval, Medico’s Hirata will use its best efforts to introduce, promote and sell Aorfix in Japan and to increase the demand for Aorfix by all reasonable and proper means. The initial term of the distribution agreement runs for seven years from the date Aorfix receives marketing approval in Japan. This term may be extended for up to an additional seven years at the option of Medico’s Hirata and subject to certain other requirements. We have also entered into a convertible loan agreement with Medico’s Hirata. For more information on the convertible loan agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

European Union

Within the European Union, we have built a direct sales force to sell Aorfix in Germany and the United Kingdom. This direct sales force currently consists of nine sales representatives. We anticipate increasing the size of the sales force targeting Germany to increase revenue growth in the growing German EVAR market.

Elsewhere in the European Union, we rely primarily on third-party distributors, though we support our distribution partners in Spain and Italy with sales managers in these countries. We have a number of country-exclusive distribution agreements with partners in some of these European Union countries.

Latin America

We have a number of country-exclusive distribution agreements with partners throughout Latin America, including in Brazil and Mexico.

Suppliers

We utilize a network of raw material, component and service suppliers to manufacture components of Aorfix and our other products and to provide services such as sterilization and logistics. The majority of our raw material, component and service suppliers are located in the United Kingdom with the rest based in continental Europe and the United States. We manage our supply base with a mixture of longer term supply agreements and individual purchase orders. We have had long-term relationships with the majority of our suppliers. We regularly review our forecasted capacity needs against our current and anticipated supplies.

We have developed our quality system and requirements for our suppliers to meet the regulatory requirements of the markets we operate in or intend to operate in, including, FDA requirements in the United States, Pharmaceutical and Medical Devices Agency requirements in Japan and International Organization for Standardization requirements recognized in Europe and other countries around the world. Many of our suppliers are dedicated medical device suppliers, or are part of medical device divisions of larger companies. As experienced medical device suppliers, they are familiar with the global quality system requirements, many have ISO 13485 certification, and most of the remaining have ISO 9001 certification.

Manufacturing

We manufacture Aorfix at our UK facility in Didcot. We assemble and test the complete Aorfix and Aorflex devices on our own, using custom designed equipment and processes. Our UK manufacturing facility has been inspected by the FDA and PMDA as well as the European Notified Body, TüV.

To meet growing demand for Aorfix in the United States, address growing sales in Europe and be ready for anticipated regulatory approval of Aorfix in Japan in 2014, we are expanding our manufacturing facilities in Didcot by approximately 10,000 square feet. This expansion involves the construction of a new cleanroom and materials handling space. We are currently in the validation phase and expect to be manufacturing clinical product in the second quarter of 2014. We believe this expansion will allow us to meet Aorfix demand for the foreseeable future.

Reimbursement

Inside the United States

The Medicare program is a federal health benefit program administered by the CMS, that covers and pays for certain medical care items and services for eligible elderly (age > 65), blind and disabled individuals, and individuals with end stage renal disease. The Medicaid program is a federal-state partnership under which states receive matching federal payments to fund healthcare services for the poor.

Hospitals are the primary purchasers of Aorfix in the United States. Third-party payors, such as Medicare, Medicaid and private health insurance plans, are subsequently billed for the healthcare services used to treat a patient’s AAA. Coverage for a particular procedure and reimbursement to hospitals for medical treatment is determined by government agencies, private insurers and other payors. This reimbursement is based on the procedure performed and is generally unrelated to the specific medical device used. It is at a fixed rate based on the diagnosis-related group, or DRG, established by CMS.

Procedures utilizing Aorfix are currently reimbursed in the United States under specific DRG codes. CMS has issued ICD-9 procedure code 39.71, “Endovascular implantation of other graft in abdominal aorta” for the proper procedure coding of EVAR for billing purposes. For hospital reimbursement, patients treated with Aorfix are classified under DRG codes 237 or 238, “Major Cardiovascular Procedures with Major Complications” and “Major Cardiovascular Procedures without Major Complications,” respectively.

Outside the United States

Outside the United States, pricing and reimbursement can vary significantly. Market acceptance of medical devices, including EVAR devices, primarily depends on the availability of reimbursement within the prevailing healthcare payment system. Government sponsored healthcare and private health insurance plans are among the variety of sources used to obtain reimbursement. Some jurisdictions operate positive and/or negative list systems under which products may only be marketed once a reimbursement price has been agreed.

To obtain pricing and reimbursement status in countries in the European Union, a company must generally submit pricing and reimbursement dossiers to the relevant competent authorities in each country. Pricing and reimbursement decisions are made on a country-by-country basis in the European Union and no country is under the obligation to follow another country’s pricing nor its reimbursement status, though prices in one country can influence the price level in other countries.

In Germany, separate pricing and reimbursement processes are in place for products used in physician office settings and in hospitals. For products used in a hospital setting, hospitals are reimbursed on the DRG basis. For products used outside of hospitals, pricing and reimbursement status can only be obtained after submitting the pricing and reimbursement dossier to the German competent authority, or the G-BA, and achieving a positive assessment.

In the United Kingdom, the National Institute for Health and Care Excellence, or NICE, provides independent, authoritative and evidence-based guidance on the most effective ways to prevent, diagnose and treat disease to guide the National Health Service, or NHS, and others with responsibilities for commissioning or providing healthcare. NICE has issued technology appraisal guidance entitled “Endovascular stent–grafts for the treatment of abdominal aortic aneurysms” (TA167, issued in February 2009) in which it concludes that endovascular stent-grafts are recommended as a treatment option for patients with unruptured infra-renal abdominal aortic aneurysms, for whom surgical intervention (open surgical repair or endovascular aneurysm repair) is considered appropriate. Aorfix was specifically included in this appraisal.

In Japan, medical devices are reimbursed by Japan’s National Health Insurance system and it is illegal in almost all cases for Japanese customers to buy devices without reimbursement coverage. In order to obtain reimbursement coverage, an insurance coverage request form must be submitted after receiving ‘pre-market approval’ or ‘pre-market certification’. Medical devices are classified into four main reimbursement categories, A, B, C and D, where A and B are for already categorized devices, while C and D are for new medical device reimbursement categories. In Japan, the AAA Stent Graft, regardless of the manufacturer, has been approved and once we obtain registration approval, we believe Aorfix will be automatically admitted into this reimbursement system. In Japan, reimbursement prices are revised every two years based on pricing surveys and the purchasing price cannot be more than 1.5 times higher than the average price in major foreign countries.

Competition

In February 2013, the FDA approved Aorfix to treat AAA patients with high angle neck anatomy. Aorfix is currently the only FDA-approved AAA stent-graft for patients with high angle neck anatomy. We are not aware of any other companies currently seeking FDA approval for an EVAR device for treatment of AAA neck angulation above 60 degrees. There is one other EVAR device, manufactured by Vascutek-Terumo, that is approved in the European Union for treatment of AAA neck angulation up to and including 90 degrees.

The EVAR market for treatment of AAA with neck angulation below 60 degrees is highly competitive, subject to technological change and significantly affected by new product introductions and market activities of other participants. Our currently marketed product is, and any future products we commercialize will be, subject to competition. In the United States we believe that our significant competitors in this market include Medtronic, Inc., Cook Medical, W.L. Gore & Associates, Inc. Endologix, Inc., and Tri-Vascular Inc. In Europe we believe that our significant competitors in this market are those five companies and, in addition, Vascutek-Terumo, Bolton Medical and Jotec. Should we obtain regulatory approval for Aorfix in Japan, we would be in competition in the Japanese EVAR market with Medtronic, Inc., Cook Medical, W.L. Gore & Associates, Inc. and Endologix, Inc.

Because of the size and the high growth profile of the AAA market, we anticipate that companies could dedicate significant resources to developing competing products. We believe that the principal competitive factors in our markets include:

■	improved outcomes for AAA patients;

■	ease of use;

■	quality;

■	product price;

■	scope of regulatory approval for EVAR of AAA angulations; and

■	qualification for and availability of coverage and reimbursement.

Intellectual Property

Our success depends upon our ability to protect our proprietary technology and intellectual property. To protect our proprietary technologies and intellectual property, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary confidentiality and other contractual protections. As of the date of this filing, we own 155 issued patents globally, of which 17 are issued U.S. patents.

As of the date of this filing we own 28 patent applications pending globally, of which six are patent applications pending in the United States. Our issued stent-graft patents expire between 2016 and 2027, subject to payment of required maintenance fees, annuities and other charges. While our Reinforced Graft patents that solely relate to the Aorfix device expire on January 26, 2019, we own two other families of patents that provide protection related to the Aorfix device, the last of which expires on October 15, 2022, subject to payment of required maintenance fees, annuities and other charges. In addition, we have further patent applications planned that we expect will provide ongoing protection related to the Aorfix device past 2022.

As of the date of this filing, we also own four U.S. trademark registrations and 24 foreign trademark registrations, as well as two pending foreign trademark registrations.

In October 2013, we entered into a patent licensing agreement with Medtronic, Inc. Under the terms of the agreement, Medtronic granted us a non-exclusive license under its U.S. patent No. 6,306,141 to make, have made, use, have used, import, have imported, export, have exported, offer to sell, sell and have sold our endovascular stent-graft systems and ancillary products related thereto in exchange for a one-time payment and a royalty related to our net sales on such products sold in or from the United States, depending on the sales threshold we meet. The patent license agreement will remain in effect until the expiration of the covered patent or until it is found unenforceable.

We also rely upon trade secrets, know-how, continuing technological innovation, and may in the future rely upon additional licensing opportunities, to develop and maintain our competitive position. We protect our proprietary trade secrets through a variety of methods, including confidentiality agreements and proprietary information agreements with suppliers, employees, consultants and others who may have access to proprietary information.

Government Regulation

Our business is subject to extensive federal, state, local and foreign statutes and regulations, such as European Union Directives, quality system standards such as ISO 13485, FDA regulations governing premarket review, quality systems, and postmarket reporting, and other requirements and restrictions. While some laws and regulations are clear, some of the pertinent laws have not been definitively interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of subjective interpretations. In some cases there are industry guidelines or draft guidelines; however these too are subject to interpretation. In addition, these laws and their interpretations are subject to change.

Competent authorities in the European Economic Area, or EEA, countries and U.S. federal as well as state governmental agencies continue to subject the healthcare industry to intense regulatory scrutiny, including heightened civil and criminal enforcement efforts. We believe that we have structured our business operations and relationships with our customers to comply with all applicable legal requirements. However, it is possible that governmental entities or other third parties could interpret these laws differently and assert otherwise. We discuss below the statutes and regulations that are most relevant to our business.

European Economic Area (EEA)

In the EEA, our devices are required to comply with the Essential Requirements laid down in Annex I to Directive 93/42/EEC concerning medical devices, or the Medical Devices Directive. The most fundamental essential requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured and packaged in a suitable manner. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment, and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter. Compliance with a standard developed to implement an essential requirement also creates a rebuttable presumption that the device satisfies that essential requirement.

Compliance with these requirements entitles us to affix the CE mark of conformity to our medical devices, without which they cannot be commercialized in the EEA. To demonstrate compliance with the Essential Requirements laid down in Annex I to the Medical Devices Directive and obtain the right to affix a CE mark of conformity to medical devices, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Manufacturers usually have some flexibility to select conformity assessment procedures for a particular class of device and to reflect their circumstances, such as the likelihood that the manufacturer will make frequent modifications to its products. Conformity assessment procedures require an assessment of available clinical evidence, literature data for the product and post-market experience in respect of similar products already marketed. Except for low risk medical devices (Class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the Essential Requirements laid down in the Medical Devices Directive, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization designated by the competent authorities of a EEA country to conduct conformity assessments. The Notified Body would typically audit and examine products’ Technical Files and the quality system for the manufacture, design and final inspection of our devices before issuing a CE Certificate of Conformity demonstrating compliance with the relevant Essential Requirements laid down in Annex I to the Medical Devices Directive. Following the issuance of this CE Certificate of Conformity, we can draw up an EC Declaration of Conformity and affix the CE mark to the products covered by this CE Certificate of Conformity and the EC Declaration of Conformity. We have now successfully passed several Notified Body audits since our original certification in August 2001. Following these audits, our Notified Body issued ISO Certificates and CE Certificates of Conformity allowing us to draw up an EC Declaration of Conformity and affix the CE mark of conformity to certain of our devices. CE-marked devices may be placed on the market throughout the EEA. Once the product has been placed on the market in the EEA, the manufacturers must comply with requirements for reporting incidents and field safety corrective actions associated with the medical device.

In order to demonstrate safety and efficacy for their medical devices, manufacturers must conduct clinical investigations in accordance with the requirements of Annex X to the Medical Devices Directive and applicable European and ISO standards, as implemented or adopted in the EEA member states. The resulting data are introduced into the product development cycle for next-generation or new products and considered as part of design controls and risk management practices in place. Clinical trials for medical devices usually require the approval of an ethics review board and approval by or notification to the national regulatory authorities. Both regulators and ethics committees also require the submission of adverse event reports during a study and may request a copy of the final study report.

In September 2012, the European Commission adopted a Proposal for a Regulation of the European Parliament and of the Council on medical devices which will, if adopted by the European Parliament and by the Council, replace the existing Medical Devices Directive. If adopted, the Regulation is expected to enter into force in 2015 and become applicable three years thereafter. In its current form it would, among other things, impose additional reporting requirements on manufacturers of high risk medical devices, impose an obligation on manufacturers to appoint a “qualified person” responsible for regulatory compliance, and provide for more strict clinical evidence requirements.

Further, the advertising and promotion of our products in the EEA is subject to the provisions of the Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other national legislation in the EEA countries governing the advertising and promotion of medical devices. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

U.S. Food and Drug Administration Regulation

Our products are medical devices subject to extensive regulation by the FDA and other federal, state, and local regulatory bodies. FDA regulations govern, among other things, the following activities that we or our partners perform and will continue to perform:

■	establishment registration and device product listing;

■	product design and development;

■	product testing and clinical trials;

■	product manufacturing;

■	product safety;

■	post-market adverse event reporting, including reporting of deaths, serious injuries, and device malfunctions;

■	post-market surveillance;

■	device tracking;

■	complaint handling;

■	repair or recall of products and field safety corrective actions;

■	product storage;

■	record keeping;

■	premarket clearance or approval;

■	post-approval studies;

■	labeling, advertising and promotion;

■	product import and export; and

■	product marketing sales and distribution.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales.

FDA’s Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to distribute commercially in the United States will require either prior 510(k) clearance or prior approval of a premarket approval, or PMA application from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose the lowest risk are placed in Class I, and most Class I devices are exempt from premarket notification requirements. Class I devices are subject to statutory general controls, including establishment registration, device listing, and reporting. Moderate risk devices are placed in Class II, which requires the manufacturer to submit to the FDA a premarket notification requesting permission for commercial distribution. This process is known as 510(k) clearance. Some low risk devices are exempt from this 510(k) requirement. Class I devices are subject to statutory general controls, including establishment registration, device listing, and reporting. Class II devices are subject to general controls and also to special controls, such as product standards, guidelines, or post-market surveillance. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III, requiring approval of a PMA application. The FDA can impose post-approval requirements, such as requiring post-approval studies or patient registries. Our currently marketed products are Class III devices requiring approval of a PMA. Both 510(k) notification submissions and PMA applications are subject to the payment of user fees, paid at the time of submission for FDA review. The FDA can also impose restrictions on the sale, distribution or use of devices at the time of their clearance or approval, or subsequent to marketing.

510(k) Clearance Pathway

To obtain 510(k) clearance, we must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a “predicate device,” which is a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of PMA applications. To demonstrate substantial equivalence, we must show that the device has the same intended use as a predicate device and the same technological characteristics, or the same intended use and different technological characteristics and does not raise new questions of safety and effectiveness than the predicate device.

The FDA’s 510(k) clearance pathway usually takes from three to 12 months from the date the application is submitted and filed with the FDA, but it can take significantly longer and clearance is never assured. Devices that have different technological characteristics than a predicate device must include scientific or clinical data to establish substantial equivalence. Although many 510(k) premarket notifications are cleared without clinical data, in some cases, the FDA requires significant clinical data to support substantial equivalence. In reviewing a premarket notification, the FDA may request additional information, including clinical data, which may significantly prolong the review process.

If the FDA determines that the device is not substantially equivalent to a predicate device, or if the manufacturer determines that there is no predicate device for purposes of submitting a 510(k) notification, the new device is automatically classified into Class III. The manufacturer would therefore be required to submit a PMA application to seek FDA approval for marketing. However, for certain low to moderate risk devices, the device might be eligible for the “de novo” reclassification process, under which the FDA might reclassify the device into class II with special controls. The manufacturer is required to submit a de novo petition containing scientific or clinical data to provide reasonable assurance of the safety and effectiveness of the device. The manufacturer can submit a de novo petition within 30 days of receiving a not substantially equivalent determination, or in lieu of submitting a 510(k) notification. If the FDA issues an order reclassifying the device, that device will become a predicate device for future device submissions.

After a device receives 510(k) clearance, or is reclassified by order under the de novo process, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, could require approval of a PMA. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If a manufacturer determines not to submit a 510(k) notification for certain modifications to its 510(k) cleared device, the manufacturer must maintain documentation of that decision not to submit. If the FDA disagrees with a manufacturer’s determination regarding whether a new premarket submission is required for the modification of an existing device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA application is obtained. In addition, the FDA is currently evaluating the 510(k) process and may make substantial changes to industry requirements.

Premarket Approval Pathway

A PMA application must be submitted for Class III devices or if the device cannot be cleared through the 510(k) process or de novo process. The PMA application process is generally more costly and time consuming than the 510(k) process and requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. Accordingly, a PMA application must be supported by extensive data including, but not limited to, technical information regarding device design and development, pre-clinical studies, clinical trials, manufacturing information, and labeling to support the FDA’s determination that the device is safe and effective for its intended use. When a PMA is submitted, the FDA will make an administrative determination whether to accept the application for filing. If the FDA determines that it is not complete, the agency will issue a refuse to file, or RTF, letter. If the FDA accepts the application for filing, the agency will begin an in-depth substantive review of the application. By statute, the FDA has 180 days to review the application although, generally, review of the application often takes between one and three years, and may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with the Quality System Regulation, or QSR, which imposes extensive requirements for design control and validation, testing, documentation, labeling, management review, and other quality assurance procedures in the design and manufacturing process.

The FDA may approve a PMA application with post-approval conditions intended to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, user training requirements, restrictions on promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported approval. Failure to comply with the conditions of approval can result in materially adverse enforcement action, including the loss or withdrawal of the approval. New PMA applications or PMA supplements are required for significant modifications to the manufacturing process, labeling and design of a device that is approved through the PMA process, including, for example, certain types of modifications to the device’s indication for use, manufacturing process, labeling and design. PMA supplements often require submission of the same type of information as a PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application, and may not require as extensive clinical data or the convening of an advisory panel. The time for review of a PMA supplement may vary depending on the type of change, but it can be lengthy. In addition, in some cases the FDA might require additional clinical data.

Clinical Trials

A clinical trial is almost always required to support a PMA application and may be required for a 510(k) premarket notification or de novo petition. In the United States, absent certain limited exceptions, human clinical trials intended to support product clearance or approval require FDA approval of an Investigational Device Exemption, or IDE, application. Some types of studies of “non-significant risk” devices are deemed to have an approved IDE once certain requirements are addressed and institutional review board, or IRB, approval is obtained. The IRB must make a determination that the study qualifies as a non-significant risk device study. After obtaining IRB approval and consent of the study subjects, the clinical trial can proceed. The clinical investigators and the study sponsor must comply with certain FDA regulations governing the conduct of and reporting for non-significant risk device studies.

If the device presents a “significant risk” to human health, as defined by the FDA regulations or as determined by the IRB, the Sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to evaluate the device in humans and that the testing protocol is scientifically sound. During review of the IDE, the FDA can request the submission of additional information or data. FDA approval of an IDE might take six months to a year. The IDE application must be approved in advance by the FDA for a specified number of subjects and number of study sites. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the responsible IRBs at the clinical trial sites. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials.

Additionally, after a clinical trial begins, the FDA may place it on hold or terminate it if, among other reasons, it concludes that the clinical subjects are exposed to unacceptable health risks that outweigh the benefits of participation in the study. During a study, we are required to comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting, record keeping and prohibitions on the promotion of investigational devices or making safety or efficacy claims for them. We are also responsible for the appropriate labeling, distribution and control of investigational devices. Our clinical trials must be conducted in accordance with FDA regulations and federal and state regulations concerning human subject protection, including informed consent and healthcare privacy. The investigators must also obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with all reporting and recordkeeping requirements. The FDA’s grant of permission to proceed with clinical testing does not constitute a binding commitment that the FDA will consider the study design adequate to support clearance or approval. In addition, there can be no assurance that the data generated during a clinical study will meet chosen safety and effectiveness endpoints or otherwise produce results that will lead the FDA to grant marketing clearance or approval.

Pervasive and Continuing FDA Regulation

After a device is placed on the market, regardless of its classification or premarket pathway, numerous regulatory requirements apply. These include, but are not limited to:

■	submitting and updating establishment registration and device listings with the FDA;

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compliance with the QSR, which requires manufacturers, including third-party manufacturers, to follow requirements applicable to design controls, testing, record keeping, documentation, manufacturing standards, labeling, complaint handling, management review, and other quality assurance procedures;

■	unannounced routine or for-cause device inspections by the FDA, which may include our suppliers’ facilities;

■	labeling regulations, which prohibit the promotion of products for uncleared or unapproved, or off-label, uses and impose other restrictions on labeling;

■	clearance or approval of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use;

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medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur;

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corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the U.S. Federal Food, Drug, and Cosmetic Act, or FDCA, that may present a risk to health. In addition, FDA may order a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death; and

■	post-approval restrictions or conditions, including requirements to conduct post-market surveillance studies to establish continued safety data.

The FDA may conduct unannounced inspections to determine compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of subcontractors. Failure by us or our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or other regulatory authorities, which may result in sanctions and related consequences, including:

■	untitled letters or warning letters;

■	cease and desist orders;

■	injunctions, or consent decrees;

■	civil monetary penalties;

■	recall, detention or seizure of our products;

■	operating restrictions, partial suspension or total shutdown of production;

■	refusal of or delay in granting our requests for 510(k) clearance or PMA approval of new products or modified products;

■	withdrawing 510(k) clearance or PMA approvals that are already granted;

■	refusal to grant export approval or export certificates for our products;

■	criminal prosecution; and

■	unanticipated expenditures to address or defend such actions.

Federal Trade Commission

In addition to the FDA, the Federal Trade Commission, or FTC, regulates the advertising of medical devices. FDA directly regulates the advertising of “restricted devices,” which are devices that have been restricted by PMA approval order or by a regulation for certain 510(k)-cleared devices. Otherwise the FTC regulates advertising of devices. The FTC has regulations and guidelines applicable to substantiation of claims and testimonials used in promotion of devices. State laws may also regulate advertising and promotion of medical devices.

Third-Party Coverage and Reimbursement

Healthcare providers in the United States generally rely on third-party payors, principally private insurers and governmental payors such as Medicare and Medicaid, to cover and reimburse all or part of the cost of an aortic surgery in which our products are used. We expect that sales volumes and prices of our products will continue to depend in large part on the availability of reimbursement from such third-party payors to our customers. The manner in which reimbursement is sought and obtained varies based upon the type of payor involved and the setting in which the product is furnished and utilized. Third party payors generally perform analyses on new technologies to determine if they are medically necessary, before determining whether to provide coverage or reimbursement for them. These third-party payors may still deny reimbursement on covered technologies if they determine that a device used in a procedure was not used in accordance with the payor’s coverage policy.

Particularly in the United States, third-party payors continue to carefully review, and increasingly challenge, the prices charged for procedures and medical products. Medicare coverage and reimbursement policies are developed by the Centers for Medicare & Medicaid Services, or CMS, the federal agency responsible for administering the Medicare program, and its contractors. CMS and its contractors establish Medicare coverage and reimbursement policies for medical products and procedures and such policies are periodically reviewed and updated. While private payors vary in their coverage and payment policies, many look upon the coverage and payment by Medicare as a benchmark by which to make their own coverage decisions. Medicare reimbursement rates for the same or similar procedures vary due to geographic location, nature of the facility in which the procedure is performed (i.e., teaching or community hospital) and other factors. A key component in ensuring that the appropriate payment amount is received for physician and other services, including those procedures using our products, is the existence of a CPT code. To receive payment, healthcare practitioners must submit claims to insurers using these codes for payment for medical services. CPT codes are assigned, maintained and annually updated by the American Medical Association and its CPT Editorial Board. The lack of a CPT code that describes procedures performed using our products, or a change to an existing code that describes such procedures, may adversely affect reimbursement for these procedures.

In the United States, a large number of insured individuals receive their medical care through managed care programs, which monitor and often require pre-approval of the services that a member will receive. Some managed care programs pay their providers on a per capita basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month and, consequently, may limit the willingness of these providers to use our products.

We believe that the overall escalating cost of medical products and services has led to, and will continue to lead to, increased pressures on the healthcare industry to reduce the costs of products and services. We cannot assure you that government or private third-party payors will cover and reimburse the procedures using our products in whole or in part in the future or that payment rates will be adequate. In addition, it is possible that future legislation, regulation or reimbursement policies of third-party payors will adversely affect the demand for procedures using our products or our ability to sell them on a profitable basis. The unavailability or inadequacy of third-party payor coverage or reimbursement could have a material adverse effect on our business, operating results and financial condition.

Internationally, reimbursement and healthcare payment systems vary substantially from country to country and include single-payor, government-managed systems as well as systems in which private payors and government managed systems exist side-by-side. Our ability to achieve market acceptance or significant sales volume in international markets we enter will be dependent in large part on the availability of reimbursement for procedures performed using our products under the healthcare payment systems in such markets. A small number of countries may require us to gather additional clinical data before recognizing coverage and reimbursement for our products. It is our intent to complete the requisite clinical studies and obtain coverage and reimbursement approval in countries where it makes economic sense to do so.

Healthcare Fraud and Abuse

Because of the significant federal funding involved in Medicare and Medicaid, Congress and individual U.S. states have enacted, and actively enforce, a number of laws whose purpose is to eliminate fraud and abuse in federal health care programs. Our business is subject to compliance with these laws.

Anti-Kickback Statutes and Federal False Claims Act

Federal healthcare fraud and abuse laws apply to our business when a customer submits a claim for an item or service that is reimbursed under Medicare, Medicaid or most other federally funded healthcare programs. The federal Anti-Kickback Statute prohibits persons from soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as Medicare or Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value, including for example gifts, certain discounts, the furnishing of free supplies, equipment or services, credit arrangements, payments of cash and waivers of payments. For example, the Anti-Kickback Statute prohibits remuneration provided to physicians to induce them to use certain medical devices reimbursable by Medicare or Medicaid. The Anti-Kickback Statute is subject to evolving interpretations and application to various practices. For example, the government has enforced the Anti-Kickback Statute to reach large settlements with healthcare companies based on allegations of sham consultant arrangements with physicians. Further, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the ACA, among other things, amends the intent requirements of the Anti-Kickback Statute and of other federal statutes that criminalize healthcare fraud. Proof of violation of these statutes no longer requires proof that a person or entity had actual knowledge of these statutes or specific intent to violate them. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. In addition, the ACA provides that, if a violation of the federal Anti-Kickback Statute has occurred, any claim that includes items or services related to that violation constitutes a false or fraudulent claim for purposes of the federal False Claims Act. Many states also have anti-kickback laws which establish similar prohibitions and in some cases may apply to items or services reimbursed by any third-party payor, including commercial insurers.

The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, Congress authorized the Office of Inspector General of the U.S. Department of Health and Human Services, or OIG, to issue a series of regulations, known as “safe harbors.” These safe harbors, issued by the OIG beginning in July 1991, set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG.

The False Claims Act prohibits, among other things, knowingly presenting, or causing to be presented, claims for payment to a federal healthcare program (e.g., to Medicare or Medicaid) that are false or fraudulent. In addition, state false claims acts may prohibit presenting false or fraudulent claims to third-party payors. When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 to $11,000 for each separate false claim. There are many potential bases for liability under the False Claims Act. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. The False Claims Act has been used to assert liability on the basis of inadequate care, kickbacks and other improper referrals, and improper use of Medicare numbers when detailing the provider of services, in addition to the more predictable allegations as to misrepresentations with respect to the services rendered. In addition, companies have been prosecuted under the False Claims Act in connection with alleged off-label promotion of products. Our future activities relating to the reporting of wholesale or estimated retail prices for our products, the reporting of discount and rebate information and other information affecting federal, state and third-party reimbursement of our products, and the sale and marketing of our products, may be subject to scrutiny under these laws.

If a governmental authority were to conclude that we are not in compliance with applicable laws and regulations, we and our officers and employees could be subject to severe criminal and civil penalties, including exclusion from participation as a supplier of product to beneficiaries covered by Medicare or Medicaid. The federal government is using the False Claims Act, and the accompanying threat of significant liability, in its investigations of healthcare providers and suppliers throughout the country for a wide variety of Medicare billing practices, and has obtained multi-million and multi-billion dollar settlements under the False Claims Act in addition to individual criminal convictions under applicable criminal statutes. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and suppliers’ compliance with the healthcare reimbursement rules and fraud and abuse laws.

Additionally, several bills have been passed or are pending, at both the state and federal levels that require, among other things, extensive tracking, reporting and maintenance of databases regarding certain financial relationships with physicians and other healthcare providers. For example, the Physician Payment Sunshine Act, enacted as part of the ACA, requires medical device and pharmaceutical manufacturers to report payments or other transfers of value made to physicians and teaching hospitals. The first reports, which are due to CMS by March 31, 2014, cover payments or transfers of value provided from August 1 to December 31, 2013; subsequent reports must be submitted annually and will cover the preceding calendar year. Reports submitted under these new requirements will be placed in a public database Manufacturers are also subject to similar state reporting laws, as well as state laws that prohibit certain gifts to health care providers, require manufacturers to establish compliance programs, and/or require promotional activity to comply with a code of ethics. The implementation of the infrastructure needed to comply with these bills and regulations could be costly, and any failure to provide the required information may result in civil monetary penalties.

HIPAA and Other Privacy Regulations

The Privacy Standards and Security Standards under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, establish a set of basic national privacy and security standards for the protection of certain individually identifiable health information by health plans, healthcare clearinghouses and healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. The Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, makes certain of HIPAA’s privacy and security standards also directly applicable to covered entities’ business associates. A business associate is a person or entity that performs certain functions or activities on behalf of a covered entity that involve the use or disclosure of protected health information in connection with recognized health care operations activities. As a result, business associates are now subject to significant civil and criminal penalties for failure to comply with applicable privacy and security rule requirements. Moreover, HITECH creates a new requirement to report certain breaches of unsecured, individually identifiable health information and imposes penalties on entities that fail to do so. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. HIPAA and HITECH will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our customers. If our data practices do not comply with the requirements of HIPAA or HITECH, we may be directly subject to liability under HIPAA or HITECH. Any liability from failure to comply with the requirements of HIPAA or HITECH, to the extent such requirements are deemed to apply to our operations, or contractual obligations, could adversely affect our financial condition. The costs of complying with privacy and security related legal and regulatory requirements are burdensome and could have a material adverse effect on our results or operations.

Foreign Government Regulation

Sales of medical devices in countries outside the EEA and United States are subject to foreign government regulations, which vary substantially from country to country. In order to market our products outside the EEA and the United States, we must obtain regulatory approvals and comply with extensive safety and quality regulations. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval or a CE Certificate of Conformity in the EEA, and the requirements may differ. Many other countries, such as Australia, India, New Zealand, Pakistan and Sri Lanka, accept CE Certificates of Conformity or FDA clearance or approval although others, such as Brazil, Canada and Japan require separate regulatory filings.

Organization

We are a Cayman Islands exempted company with limited liability incorporated on January 16, 2014 and resident in the United Kingdom for tax purposes. Exempted companies are Cayman Islands companies whose operations are conducted mainly outside the Cayman Islands. Our business was founded on January 14, 2003 as Advanced Medical Technologies Limited (subsequently Advanced Medical Technologies plc and then Lombard Medical Technologies plc), a corporation organized in England and Wales. Our principal executive offices are located at Lombard Medical House, 4 Trident Park, Didcot, Oxfordshire OX 11 7HJ, United Kingdom.

Prior to the completion of this offering, our business has been conducted solely through Lombard Medical Technologies plc and its subsidiaries. Subsequent to the effectiveness of the registration statement and the listing of our ordinary shares on the NASDAQ Global Market and prior to completion of this offering, and in accordance with and as contemplated by a scheme of arrangement relating to our change of domicile to the Cayman Islands, all holders of our ordinary shares will have their shares in Lombard Medical Technologies plc cancelled and will be issued one ordinary share of Lombard Medical, Inc., a newly formed Cayman Islands exempted company with limited liability, resident in the United Kingdom for tax purposes, for every four ordinary shares previously held in Lombard Medical Technologies plc. These ordinary shares will have substantially the same rights as the shares previously held in the capital of Lombard Medical Technologies plc. The purpose of the scheme of arrangement is to facilitate a listing of our ordinary shares on the NASDAQ Global Market. For a more detailed description, see “Change of Domicile” elsewhere in this prospectus for more information. In addition, as contemplated by the scheme of arrangement, Lombard Medical Technologies plc will be re-registered as a private limited company with the name Lombard Medical Technologies Limited.

Facilities

We lease facilities in Didcot, Oxfordshire, England. These 31,827 square-foot facilities house our headquarters, research and development operations, manufacturing operations and storage of Aorfix raw materials and finished goods. The lease for these facilities terminates in July 2022.

We have a leased facility in Irvine, California. This 4,182 square-foot location houses our U.S. offices. The lease for this facility terminates in August 2018.

We do not own any real property.

Employees

As of December 31, 2013, we had 121 employees, 41 of whom were primarily engaged in sales and marketing, 24 of whom were primarily engaged in product development and research, 41 of whom were primarily involved in manufacturing and quality activities and 15 of whom were primarily engaged in administration and finance. A majority of these employees are located outside the United States, with 85 employees located in the United Kingdom and six employees located in mainland Europe. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Legal Proceedings

We are not aware of any pending or threatened legal proceeding against us that could have a material adverse effect on our business, operating results or financial condition. The medical device industry is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. As a result, we may be involved in various additional legal proceedings from time to time.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our directors and executive officers as of March 27, 2014.

NAME	AGE	POSITION
Raymond Cohen (2)(3)	55	Chairman of the Board of Directors
Simon Hubbert	45	Chief Executive Officer, Director
Ian Ardill	45	Chief Financial Officer
Peter Phillips	54	Chief Technology Officer
Simon Neathercoat (1)(3)	64	Director
Timothy Haines (1)(2)	55	Director
Craig Rennie (1)(2)	64	Director
John Rush (1)(3)	54	Director

(1)	Member of the Compensation Committee
(2)	Member of the Nomination Committee
(3)	Member of the Audit Committee

Mr. Raymond Cohen joined Lombard on July 9, 2013 as non-executive Chairman. Mr. Cohen has extensive international medical device experience having held several Chairman and Chief Executive Officer positions on the boards of both publicly listed and private life sciences companies in the United States and Europe. Mr. Cohen currently serves as the Chief Executive Officer and member of the board of directors of Irvine, CA based Axonics Modulation Technologies, Inc., a venture backed developer of neuromodulation devices. Mr. Cohen also currently serves as the non-executive Chairman of Jenavalve Technology, Inc., a private Munich-based developer, manufacturer and marketer of transcatheter aortic valve systems; non-executive Chairman of BioLife Solutions, Inc. (OTC:BLFS), a manufacturer and marketer of biopreservation media for human cells; non-executive Chairman of Syncroness, Inc., a contract engineering firm and also serves as a non-executive director of Spectrum Pharmaceuticals, Inc. (NASDAQ:SPPI), a developer and marketer of oncology and haematology drugs. From mid-2010 to late 2012, Mr Cohen served as Chief Executive Officer of Vessix Vascular, Inc., a developer of a novel percutaneous radiofrequency balloon catheter renal denervation system used to treat uncontrolled hypertension. In November 2012, during his tenure as Chief Executive Officer, the company was acquired by Boston Scientific Corporation (NYSE:BSX) in a structured transaction valued at up to $425 million.

Mr. Simon Hubbert is our Chief Executive Officer and has held that position since January 1, 2011. Mr. Hubbert is also a member of our Board of Directors. He joined Lombard in June 2010 as Vice President Sales & Marketing, International. Before joining Lombard, Mr. Hubbert worked for LMA International where he was responsible for driving sales in major European markets. Mr. Hubbert has over 20 years of experience in the medical technology sector and has held various senior commercial and business roles in companies such as Medtronic and Johnson & Johnson.

Mr. Ian Ardill is our Chief Financial Officer and has held that position since January 23, 2012. Before joining Lombard, he worked for Biocompatibles International plc, a listed medical technology company, where he was Finance Director for over six years. Mr. Ardill played a leading role in transforming Biocompatibles from a loss making company to a profitable enterprise with sales of £33 million. He also oversaw the successful sale of the business to BTG plc in 2011. Before joining Biocompatibles, Mr. Ardill worked at Novartis Pharmaceuticals UK Limited, Letherby & Christopher Ltd (a subsidiary of Compass Group PLC), NHA International Ltd and qualified as a chartered accountant with Grant Thompson.

Dr. Peter Phillips is our Chief Technology Officer and has been on the Board of Lombard since January 1, 2011. He has a PhD from Guy’s Hospital London. Dr. Phillips co-developed the Aorfix stent-graft and led the development and commercialization of Aorfix from 1995. He is the Company’s leading expert on the technology and its clinical application. In 2006, Dr. Phillips moved to the United States to become President of Lombard’s U.S. subsidiary, which was set up to support the Aorfix U.S. clinical trial. Upon returning to the United Kingdom in 2009, he took up the position of Chief Technology Officer. Dr. Phillips was a director of Surgicraft Ltd, a UK orthopedics company.

Mr. Simon Neathercoat is the senior independent director and has been on the Board since October 2007. Having qualified as a chartered accountant, Mr. Neathercoat spent most of his career in investment banking with Dresdner Kleinwort Wasserstein and Hoare Govett advising companies and boards of directors. He has an in-depth knowledge of ‘City Practices’ and corporate governance. Since 2001, Mr. Neathercoat has held a number of non-executive appointments, acting in the capacity of Chairman, Senior Independent Director and Chairman of Audit and Remuneration Committees.

Mr. Timothy Haines is a director. He has served as director since April 2011. He has been a partner at Abingworth LLP, a life science and healthcare private investment firm, since 2005. Prior to this, Mr. Haines was chief executive of Astex Therapeutics Limited. Mr. Haines was with Astex Therapeutics Limited for more than five years and was a Director of the company at it sale to Otsuka in October 2013. Previously, he was chief executive of two divisions of the publicly listed medical technology company, Datascope Corp. Prior to Datascope, he held a number of other senior management positions in the United States and Europe. Current and past board positions include Astex Pharmaceuticals, Chroma Therapeutics, Fovea, Pixium Vision, KSpine, Lombard Medical Technologies, PowderMed, Sientra, Stanmore Implants and XCounter. Mr. Haines has a B.Sc. from Exeter University and an M.B.A. from INSEAD. He is a former director of the Biotechnology Industry Association and currently sits on the Venture Committee of the British Venture Capital Association.

Mr. Craig Rennie is a director and has been on the Board since October 2007. He has worked in the pharmaceutical industry in senior international managerial positions for over 30 years. In 1999, Mr. Rennie was appointed Chief Executive of Penn Pharmaceuticals where he led a primary MBO in 2000 and a secondary MBO and refinancing in 2004, when he assumed the role of Chairman and Chief Executive. He sold the restructured company in 2007 and is now an investor in several healthcare-related companies and a non-executive director of Actis Sales Technologies Ltd.

Mr. John Rush is a director and has 30 years of experience in the medical device sector, and currently serves as Chief Executive Officer of Inova Labs based in Austin, TX. Previously, Mr. Rush served as Chief Executive Officer of Lombard Medical Technologies PLC from 2009 to early 2011. During his tenure at Lombard, the Company successfully navigated through an IDE PMA trial in the United States which led to FDA approval for its AAA stent-graft in early 2013. Before joining Lombard, Mr. Rush was President and CEO of North American Scientific, Inc. (NASDAQ: NASM) and he also served as President and CEO of MicroTherapeutics, Inc. (NASDAQ:MTIX), an interventional neuroradiology company with operations in the United States and Europe. MTIX was purchased by ev3 and subsequent to that became a part of the Covidien Healthcare portfolio. Prior to MTIX, Mr. Rush spent 10 years with Scimed Life Systems/Boston Scientific in various management roles, including General Manager of Boston Scientific’s Asia Pacific business based in Singapore.

Corporate Governance Practices

In general, under NASDAQ rules, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance requirements of NASDAQ. A foreign private issuer making its initial public offering or first U.S. listing on NASDAQ that follows home country corporate governance practices must disclose in its registration statement or on its website each requirement that it does not follow and must describe the home country practices it follows in lieu of such requirements. We intend to rely on this exemption with respect to following rules:

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NASDAQ Rule 5620(b), which requires a company, for all meetings of shareholders, to solicit proxies and provide proxy statements. As allowed by the laws of the Cayman Islands, while we may solicit proxies and provide proxy statements, we do not intend to adopt any such requirements.

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NASDAQ Rule 5620(c), which requires a minimum quorum for a shareholders meeting of 33 1/3% of the outstanding ordinary shares. As is allowed under our home country practice, our amended and restated memorandum and articles of association will establish a minimum quorum requirement that will be two shareholders present (in person or by proxy) at a meeting and entitled to vote on the business to be dealt with who represent not less than one-third of the total par value of our issued and outstanding voting shares in the company are a quorum. See “Description of Share Capital—Memorandum and Articles of Association—Shareholder Meetings.”

■

NASDAQ Rule 5635, which requires shareholder approval for certain issuances of securities: (i) in connection with the acquisition of stock or assets of another company; (ii) when it would result in a change of control; (iii) when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants; or (iv) in connection with a transaction other than a public offering involving the sale, issuance or potential issuance of common stock at a price less than market value. Under the laws of the Cayman Islands and our amended and restated memorandum and articles of association, our board of directors may allot and issue shares without shareholder approval. While we may choose to seek shareholder approval of any such issuances of securities, we do not intend to adopt any requirements for shareholder approval in our amended and restated memorandum and articles of association.

We otherwise intend to comply with the NASDAQ corporate governance rules.

Due to our intent to follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all NASDAQ corporate governance requirements.

Board of Directors

The Board currently comprises five independent directors and one non-independent directors as these terms are used in the NASDAQ corporate governance rules. Other than Mr. Hubbert, who is party to an employment agreement with us, none of our directors has a service contract with us that provides for benefits upon termination of employment.

Under a subscription agreement with us, Abingworth has the right to nominate one person to a Board position as long as Abingworth holds at least 5% of the issued share capital of the Company. Currently, Tim Haines is Abingworth LLP’s representative on the Board of Directors.

Board Committees

The Board has established audit, nomination and compensation committees and intends to adopt a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our Audit Committee consists of three directors, namely Simon Neathercoat, Raymond Cohen and John Rush. Each of Messrs. Neathercoat, Rush and Cohen satisfies the “independence” requirements of the NASDAQ Listing Rules and the SEC regulations. In addition, our Board has determined that Simon Neathercoat is qualified as an audit committee financial expert within the meaning of SEC regulations. Our Audit Committee assists the Board in fulfilling its oversight responsibility in respect of the integrity of the Company’s financial statements risk management and internal control arrangements, compliance with legal and regulatory requirements and the performance, qualifications and independence of external auditors. Any non-audit services that are to be provided by the external auditors are reviewed in order to safeguard auditor objectivity and independence.

Following adoption, the written charter for our Audit Committee will be available on our website.

Nomination Committee

Our Nomination Committee consists of three directors, namely Raymond Cohen, Timothy Haines and Craig Rennie. Each of Messrs. Cohen, Haines and Rennie satisfies the “independence” requirements of the NASDAQ Listing Rules and the SEC regulations. Our Nomination Committee has responsibility for considering size, structure and composition of the Board, retirements and appointments of additional and replacement directors, and making appropriate recommendations to the Board.

Following adoption, the written charter for our Nomination Committee will be available on our website.

Compensation Committee

Our Compensation Committee consists of four directors, namely Craig Rennie, Timothy Haines, Simon Neathercoat and John Rush. Each of Messrs. Rennie, Haines, Neathercoat and Rush satisfies the “independence” requirements of the NASDAQ Listing Rules and the SEC regulations. Our Compensation Committee determines the terms and conditions of service of directors and the total individual compensation of each executive officer including, where appropriate, bonuses, incentive payments and share option grants. It also reviews and approves the performance criteria for performance-related pay schemes and share option plans operated by the Company.

Following adoption, the written charter for our Compensation Committee will be available on our website.

Family Relationships

There are no family relationships between any directors and executive officers.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we intend to adopt a written code of business conduct and ethics that applies to our directors, officers and employees. Following the completion of this offering, a current copy of the code will be posted on our website.

Duties of Directors and Conflicts of Interest

Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must, inter alia, ensure compliance with our amended and restated memorandum and articles of association. In certain limited circumstances, a shareholder has the right to seek damages if a duty owed by our directors is breached.

Pursuant to our amended and restated memorandum and articles of association, a director who is in any way interested in a contract or transaction with the company will declare the nature of his interest at the relevant meeting of the board of directors (or give a general declaration prior thereto). Subject to having made such declaration, a director may vote in respect of any such contract or transaction notwithstanding that he may be interested therein and if he does so his vote will be counted and he may be counted in the quorum at any meeting of the board of directors at which any such contract or transaction shall come before the meeting for consideration.

Indemnification

We will have customary directors’ and officers’ indemnity insurance in place for our directors and executive officers. Additionally, following the Corporate Reorganization and prior to the consummation of this offering, we intend to enter into indemnification agreements with each of our directors and some of our executive officers. See “Certain Relationships and Related Party Transactions—Indemnification of Officers and Directors.”

Cayman Islands law provides that a company may indemnify its directors and officers as well as its other employees and agents against judgments, fines, amounts paid in settlement and expenses, including attorney’s fees, in connection with any negligence, default, breach of duty or breach of trust in relation to us, other than in the case of fraud or dishonesty.

Terms of Directors’ Service

Directors are engaged on letters of appointment that set out their duties and responsibilities. Each director is appointed for an initial period of 12 months that is then terminable by either party on three or six months’ written notice. All directors are subject to re-election at an Annual General Meeting at intervals of no more than three years.

Raymond Cohen was appointed on July 9, 2013 and has a three-month notice period. Timothy Haines was appointed on May 31, 2011 and is entitled to a Board position for as long as Abingworth LLP holds no less than 5% of the issued share capital of the Company. Simon Neathercoat was appointed on October 1, 2007 and has a six-month notice period. Craig Rennie was appointed on October 1, 2007 and has a three-month notice period. John Rush was appointed on October 12, 2009, originally as Chief Executive Officer, before becoming Non-executive

Chairman on January 1, 2011 and then a Non-executive Director on July 9, 2013, and has a three-month notice period.

Compensation

Director Compensation

Directors’ fees are paid in line with market practice and are reviewed periodically. In 2013, Mr. Cohen, as Chairman, was paid an annual fee of $120,000, Mr. Neathercoat, as senior independent director and chairman of the Audit Committee, was paid an annual fee of £42,500, Mr. Rennie, as chairman of the Compensation Committee, was paid an annual fee of £37,500. John Rush was paid an annual fee of $100,000 as Chairman and now receives an annual fee of $53,500 as a Non-executive Director. Timothy Haines, as the director appointed by Abingworth LLP, received no fees. For details on the share option grants to our executive officers and directors, see “—2005 Plan.”

The Board believes that the issue of share options to directors is important to attract and retain the right caliber of directors. After careful consideration, the Board has determined that the holding of share options by its directors has no impact on their independence in character and judgment. The share options held by the directors are all subject to performance criteria, the achievement of which are believed to add value to the Company and to be in all shareholders’ interests. The Company consulted with its major shareholder in advance of the awards of share options to the directors.

The share options held by the directors are subject to the same performance criteria as those for the officers described in “—2005 Plan.”

Executive Officer Compensation and Employment Agreements

The Company’s policy is to have employment agreements with executive officers with an indefinite term providing for a maximum of one year’s notice. Simon Hubbert was appointed on January 1, 2011 and has a one-year notice period. Ian Ardill was appointed on January 23, 2012 and has a one-year notice period. Peter Phillips was appointed on January 1, 2011 and has a one-year notice period.

The principal components of executive officers’ compensation packages are basic salary, a performance-related bonus, medium- and long-term incentives in the form of share options, pension contributions and other benefits. Executive officers are eligible for a performance related bonus based on achievement of various group and individual objectives during the year. In 2013, these awards were limited to a maximum of 60% of basic salary in respect of Simon Hubbert (CEO), 50% of basic salary in respect of Ian Ardill (CFO) and 30% of basic salary in respect of Peter Phillips (CTO). In addition, the Compensation Committee maintains the right to make one-off bonus award for exceptional performance. In 2013, no such awards were made.

All UK employees, including executive officers are invited to participate in a Group Personal Pension Plan, or GPPP, which is money-purchase in nature. The only pensionable element of compensation is basic salary. The Company contributes 10% of salary to the pension arrangements of the executive officers and would contribute 4% of salary and bonus to the 401k pension plans of any U.S. executive officers.

Benefits in kind for executive officers include life assurance, permanent health insurance and private medical insurance (including dental insurance for any U.S. executive officers). UK executive officers also receive a car allowance.

During 2013, Mr. Hubbert received £306,479, Mr. Ardill received £246,226 and Mr. Phillips received £163,462 in total compensation. For 2014, the Compensation Committee has increased Mr. Hubbert’s basic salary from £190,000 to £250,000, Mr. Ardill’s from £160,000 to £180,000 and Mr. Phillip’s from £117,438 to £120,962.

For details on the share option grants to our executive officers and directors, see “—LMT Option Plan.”

2005 Lombard Medical Technologies plc Plan

We have summarized below the terms of the existing Lombard Medical Technologies plc 2005 Share Option Plan, or the LMT Option Plan. In connection with the Change of Domicile described elsewhere in this prospectus, all unexercised share options under the LMT Plan will, upon the effectiveness of the transactions described under “Change of Domicile,” be replaced with an equivalent number of share options under the Lombard Medical, Inc. Share Option Plan. We intend for the replacement share options to be treated as having been granted at the same time as the original share options that they are replacing and generally to vest and become exercisable on the same terms, subject to the rules of the Lombard Medical, Inc. Share Option Plan described below.

Directors and executive officers are awarded share options under the rules of LMT Option Plan, at the discretion of the Compensation Committee. The exercise of options is normally conditional on the achievement of either a specified performance target determined by the Compensation Committee when the options are granted. The exercise price per ordinary share will not be less than the middle market share price averaged over the three dealing days immediately preceding the date of grant.

Options may normally only be granted within 42 days of the announcement by the Company of its interim or final results each year. Options may be granted outside these periods if the Compensation Committee considers that there are sufficiently exceptional circumstances to justify the grant of options at that time. No payment is required for the grant of an option and the benefits under the 2005 Plan are not pensionable. An individual director’s maximum level of participation under the share option plan will be set by the Board under advice from the Compensation Committee.

Options are exercisable in the seven years following vesting and will lapse after that date or earlier, if the performance criteria is not achieved or if the participant ceases to be employed other than due to death and to the extent otherwise determined by the Board in its absolute discretion. If a participant dies, the option may be exercised within twelve months after his/her death.

In May 2010, shareholders approved at a general meeting minor changes to the 2005 Plan that enable Incentive Stock Options, as defined in Section 422 of the U.S. Internal Revenue Code of 1986, to be issued to U.S. employees under the 2005 Plan.

Lombard Medical, Inc. Share Option Plan

Following the transactions described under “Change of Domicile,” The Lombard Medical, Inc. Share Option Plan, or the LM Inc. Plan, will allow for the grant of share options to employees, directors, consultants and contractors of the LMT Group on terms as are approved by the Board of Directors. Options will typically be granted up to a maximum of 15% of our share capital at any point in time. Options will generally be granted with a three year vesting cycle, vesting in equal proportions of one-third each year.

Grants will be made at the discretion of the Board of Directors, taking into consideration the grantee’s role within the organization, tenure, impact on the business and skill and marketability. Such grants will typically be made to all participants at selected times but can also be made on an ad-hoc basis, or on appointment of a candidate to a key role, as the need requires. The number of options granted will be reviewed and approved by the Compensation Committee as part of the approval process for each grant.

Historically, options granted under the LMT Option Plan had, as their vesting criteria, business performance metrics or specific share price targets. Under the LM, Inc. Plan, the vesting criteria will generally be based on the passage of time. Options will be generally valid for 10 years from the date of grant.

In the event of termination the plan generally allows the participant 180 days in which to purchase vested shares, but does not allow further shares to vest unless the Board exercises its discretion to allow the vesting to continue. In the event of a change of control, as defined in the LM, Inc. Plan rules, all options will immediately vest. Other than on death or other exceptional individual circumstances as determined at the discretion of the Board, there are no other conditions under which the vesting of options would be altered or accelerated.

The following table summarizes, as of the date of this prospectus, the options granted under the LMT Option Plan to our executive officers and directors, including the title and amount of securities called for by the options, the exercise price and the expiration date of the options.

	ORDINARY SHARES UNDERLYING OPTIONS AWARDED	EXERCISE PRICE (PENCE/SHARE)	DATE OF GRANT	DATE OF EXPIRATION
Raymond Cohen	335,573	168	9/25/13	9/24/23

Simon Hubbert	54,367	205	6/21/2010	6/21/2020
	500,081	140	9/26/11	8/26/2021
	787,847	177.5	6/13/2013	6/13/2023

	1,342,295

Ian Ardill	201,618	145	4/5/2012	4/4/2022
	245,813	177.5	6/13/2013	6/13/2023

	447,431

Peter Phillips	57,581	208.4	2/5/2010	2/5/2020
	103,756	140	8/26/2011	8/26/2021
	40,279	150	9/8/2011	9/8/2011
	469,531	177.5	6/13/2013	6/13/2023

	671,147

Simon Neathercoat	41,869	140	8/26/2011	8/26/2011
	66,865	150	9/8/2011	9/8/2011
	90,708	177.5	6/13/2013	6/13/2023

	199,492

Timothy Haines	—	—	—	—

Craig Rennie	62,692	140	8/26/2011	8/26/2021
	17,955	150	9/8/2011	9/8/2021
	76,513	177.5	6/13/2013	6/13/2023

	157,160

John Rush	30,625	208.4	2/5/2010	2/5/2020
	186,844	150	9/8/2011	9/8/2021
	120,902	177.5	6/13/2013	6/13/2023

	338,371

2014 Option Grants

Subsequent to the date of this preliminary prospectus but prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to grant options to purchase ordinary shares of Lombard Medical, Inc. to certain of our directors, executive officers and other employees for the purpose of allowing these individuals to maintain their beneficial ownership level of options to purchase ordinary shares of Lombard Medical Technologies plc that these individuals hold as of the date of this preliminary prospectus. All options to be granted will have an exercise price per share equal to the public offering price in this offering. The ultimate number of shares that will underlie these options will be based on a formula that takes into account the number of shares we sell in this offering. The options to be granted will vest over a three-year period, with one-third vesting on the first anniversary of the grant date (April 2015) and the remainder vesting in monthly installments over the second and third years after the grant.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 27, 2014 by:

■	each of our executive officers and directors; and

■	each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our ordinary shares.

The column entitled “Percentage of Shares Beneficially Owned—Before Offering” is based on a total of 44,743,187 ordinary shares of 20 pence each outstanding as of March 27, 2014. The column entitled “Percentage of Shares Beneficially Owned—After Offering” also gives effect to ordinary shares that we are selling in this offering.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of March 27, 2014 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. The table below does not give effect to the one-for-four share exchange described under “Change of Domicile” or to options we intend to grant prior to the effectiveness of the registration statement to, among others, members of our Board of Directors and members of management. For more information, see “Management—Compensation—2014 Option Grants.” Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of our ordinary shares beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o Lombard Medical House, 4 Trident Park, Didcot, Oxfordshire OX11 7HJ, UK.

		PERCENTAGE OF SHARES BENEFICIALLY OWNED
BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	BEFORE OFFERING	AFTER OFFERING
5% Beneficial Owners
Invesco Asset Management Limited (1)	17,464,134	39.0%	29.5%
Abingworth LLP (2)	7,984,725	17.8%	13.5%
FIL Investments International (Fidelity) (3)	4,238,187	9.5%	7.1%
LSP Life Sciences Fund NV (4)	2,571,428	5.7%	4.3%

Our Directors
Raymond Cohen (5)	111,857	*	*
Simon Neathercoat (6)	88,634	*	*
Timothy Haines (7)	–	*	*
Craig Rennie (8)	592,145	1.3%	*
John Rush (9)	129,216	*

Our Executive Officers
Simon Hubbert (10)	460,286	1.0%	*
Ian Ardill (11)	157,716	*	*
Peter Phillips (12)	238,784	*	*

*	Represents beneficial ownership of less than one percent of our outstanding ordinary shares.

[1]

Consists of 17,464,134 ordinary shares. Perpetual Income And Growth Investment Trust holds 7,332,484 ordinary shares, Invesco Perpetual UK Growth Fund holds 4,922,753 and 5,208,897 ordinary shares are held by a number of other funds. Mark Barnett, Martin Walker and Charles Henderson are the natural persons who exercise the shared voting and dispositive powers with respect to the shares held in the name of Invesco Asset Management Limited. The address of Invesco Asset Management Limited is 30 Finsbury Square, London EC2A 1AG, UK.
[2]

Consists of 3,193,890 ordinary shares of Abingworth Bioventures V LP (“ABV V”) and 4,790,835 ordinary shares of Abingworth Bioventures V Growth Equity Co-Invest Fund LP (“AGE”). Both ABV V and AGE are managed by Abingworth LLP, which has voting and investment power over the shares held by these funds. An investment committee, comprised of Joseph Anderson, Jonathan J. MacQuitty, Michael F. Bigham, Timothy J. Haines and Stephen W. Bunting, approves investment and voting decisions by a majority vote, and no individual member has the sole control or voting power over the shares held by ABV V or AGE. Each of Abingworth LLP, Joseph Anderson, Jonathan J. MacQuitty, Michael F. Bigham, Timothy J. Haines, Genghis Lloyd-Harris, and Stephen W. Bunting disclaims the beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein. The address of Abingworth LLP is 38 Jermyn Street, London SW1Y 6DN, UK.

[3]

Consists of 4,238,187 ordinary shares. The address of FIL Investments International (Fidelity) is Oakhill House, 130 Tonbridge Road, Hildenborough, Tonbridge, Kent TN11 9DZ, UK. FIL Limited is a privately owned investment management company. As of today’s date it has over 500 shareholders. Its shares are owned primarily by officers and senior employees of FIL, several charitable organizations and several partnerships and trusts for the benefit of the founding family, the Johnson, including FIL’s Chair Abigail Johnson and Edward Johnson IV who are both directors of FIL Limited. The largest holder of FIL’s outstanding voting stock is Pandanus Partners, L.P. (“Pandanus”). The ownership interest of Pandanus varies and can be anywhere from 25% - 48.5% of the interests of FIL. The ownership of Pandanus Partners L.P. is comprised of several limited liability companies and trusts for the benefit of the Johnson family. Under the terms of the Pandanus partnership agreement, the voting of all FIL stock held by Pandanus is exclusively controlled by one of its general partners, Pandanus Associates, Inc. (“PAI”). On an individual basis no one person owns either directly or indirectly more than 25% of the voting stock of PAI. Therefore, on an individual basis no one person directly or indirectly owns or controls more than 25% of the voting stock of FIL.

[4]

Consists of 2,571,428 ordinary shares. The address of LSP Life Sciences Fund NV is Johannes Vermeerplein 9, 1071DV, Amsterdam, The Netherlands. Joep Muijrers, Mark Wegter and Geraldine O’Keeffe are the natural persons who exercise the shared voting and dispositive powers with respect to the shares held in the name of LSP Life Sciences Fund NV.

[5]	Consists of options over 111,857 ordinary shares.
[6]	Consists of 22,154 ordinary shares and options over 66,480 ordinary shares.
[7]

Investor Director and Partner of Abingworth LLP, which has voting and investment power over the shares held by the funds ABV V and AGE. Mr. Haines may be deemed to share voting and dispositive power with respect to all Ordinary Shares of the Company held by ABV V and AGE.

[8]	Consists of 539,759 ordinary shares and options over 52,386 ordinary shares.
[9]	Consists of 16,427 ordinary shares and options over 112,789 ordinary shares.
[10]	Consists of 12,856 ordinary shares and options over 447,430 ordinary shares.
[11]	Consists of 8,573 ordinary shares and options over 149,143 ordinary shares.
[12]	Consists of 15,071 ordinary shares and options over 223,713 ordinary shares.

Holdings by U.S. Shareholders

As of March 27, 2014, there were 15 holders of record of ordinary shares of Lombard Medical Technologies plc resident in the United States. These holders own as of this date an aggregate of 184,292, or 0.4%, of the outstanding shares of Lombard Medical Technologies plc.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2011, we have engaged in the following transactions with the members of our Board of Directors, our executive officers, holders of more than ten percent of our voting securities, and their affiliates, which we refer to as our related parties.

May 2011 First Tranche of Placing and Subscription

In May 2011, as part of the first placing, subscription and offer under a two tranche placing, subscription and offer to certain institutional shareholders including Invesco Asset Management Limited, Abingworth LLP, MVM Life Science Partners LLP and qualifying shareholders and employees announced by us on April 20, 2011. We issued 1,857,667,456 ordinary shares of 0.1 pence each at a price of 0.7 pence per share for a total of £13.0 million, before expenses of £0.8 million. As part of the first placing, subscription and offer, certain directors and holders of more than ten percent of the Company’s shares subscribed for new ordinary shares of 0.1 pence each, as set forth in the table below:

NAME	NUMBER OF ORDINARY SHARES SUBSCRIBED FOR UNDER THE FIRST SUBSCRIPTION	SUBSCRIPTION VALUE
Invesco Asset Management Limited	628,571,429	£4,400,000
Abingworth LLP	502,857,142	£3,520,000
John Rush	628,571	£4,400
Simon Neathercoat	628,571	£4,400
Simon Hubbert	628,571	£4,400
Peter Phillips	942,857	£6,600

March 2012 Issue of Convertible Loan Notes

On March 27, 2012, the Company’s shares were consolidated on the basis of one new ordinary share of 20 pence each for every 200 existing ordinary share of 0.1 pence each.

On March 30, 2012, we issued convertible loan notes at a commercially competitive rate of 8% coupon compounded annually to our then-largest shareholder, Invesco Asset Management Limited, a wholly owned subsidiary of Invesco Limited, acting as agent for an on behalf of its discretionary managed clients and raised £3 million (before expenses). Both the notes and the unpaid interest could be converted into ordinary shares of 0.1 pence each at 0.7 pence per share (140 pence per share following the reverse stock split) between July 1, 2013 and September 1, 2013. The notes were repayable to the Company on September 1, 2013, subject to any conversion rights being exercised by the holder. On May 24, 2013, we amended the terms of the convertible loan notes to enable us to agree in writing to conversion of the £3.0 million principal amount of the convertible loan notes (but not accrued but unpaid interest) into new ordinary shares in accordance with the terms of the loan note instrument prior to July 1, 2013. Invesco exercised its conversion rights, and on June 17, 2013, 2,142,857 ordinary shares of 20 pence each were issued to Invesco in full satisfaction of the outstanding loan balances and the loan notes were cancelled.

February 2013 Second Tranche of Placing and Subscription

In December 2012 we agreed with the participants in the Second Tranche of the May 2011 placing, subscription and offer to extend the date for the second tranche investment by six months to June 30, 2013. Following FDA approval of Aorfix in February 2012, the second tranche investment was made by certain institutional shareholders including Invesco Asset Management Limited, Abingworth LLP, LSP Life Sciences Fund N.V., which replaced MVM Life Science Partners LLP. We issued 10,040,000 ordinary shares of 20 pence each at a price of 140 pence per share for a total of £14.1 million, before expenses of £0.6 million. As part of the first placing, subscription and offer, certain directors and holders of more than ten percent of the Company’s shares subscribed for new ordinary shares of 20 pence each, as set forth in the table below:

NAME	NUMBER OF ORDINARY SHARES SUBSCRIBED FOR UNDER THE SECOND SUBSCRIPTION	SUBSCRIPTION VALUE
Invesco Asset Management Limited	4,000,000	£5,600,000
Abingworth LLP	3,200,000	£4,480,000
John Rush	4,000	£5,600
Simon Neathercoat	4,000	£5,600
Simon Hubbert	4,000	£5,600
Peter Phillips	6,000	£8,400

June 2013 Placing and Subscription

In June 2013, as part of a placing, subscription and offer to qualifying shareholders and employees, we issued 12,398,518 ordinary shares of 20 pence each at a price of 175 pence per share for a total of £21.7 million, before expenses of £0.8 million. The following directors and holders of more than ten percent of the Company’s shares subscribed for new ordinary shares of 20 pence each, as set forth in the table below:

NAME	NUMBER OF ORDINARY SHARES SUBSCRIBED FOR	SUBSCRIPTION VALUE
Invesco Asset Management Limited	3,402,524	£5,954,417
Abingworth LLP	2,270,440	£3,973,270
John Rush	4,285	£7,500
Simon Hubbert	5,714	£10,000
Ian Ardill	8,573	£15,000
Peter Phillips	2,857	£5,000
Simon Neathercoat	2,857	£5,000
Craig Rennie	8,571	£15,000

Option Awards

Below is a summary of all the option awards to directors that we have made in the last three years pursuant to our 2005 Plan.

August 30, 2011 Share Option Grant

On August 30, 2011, we granted 277.8 million new share options over ordinary shares of 0.1 pence each to our directors and employees with an exercise price per share of 0.7 pence. The number of options granted to each director is shown in the table below:

	SHARE OPTIONS GRANTED	TOTAL SHARE OPTIONS HELD FOLLOWING GRANT
John Rush	—	43,493,900
Simon Hubbert	100,016,492	110,889,967
Peter Phillips	20,751,370	40,323,625
Thomas Casdagli	—	—
Timothy Haines	—	—
Simon Neathercoat	8,373,950	21,746,950
Craig Rennie	12,538,450	16,129,450

September 8, 2011 Share Option Cancellation and Grant

On September 8, 2011, we granted 123.8 million new share options over ordinary shares of 0.1 pence each to our directors and employees with an exercise price per share of 0.75 pence and cancelled an equal number of existing share options. The number of options granted, cancelled and held for each of the directors remained unchanged following this share option cancellation and grant.

Share Option Consolidation

Following the reverse stock split of the Company’s shares on the basis of one new ordinary share of 20 pence each for every 200 existing ordinary share of 0.1 pence each performed on March 27, 2012, we consolidated the Company’s share options. The numbers of outstanding options were reduced by a factor of 199/200 and their exercise prices were increased by a factor of 200.

June 13, 2013 Share Option Grant

On June 13, 2013, we granted 3,209,394 new share options over ordinary shares of 20 pence each, at an exercise price of 177.5 pence per share, to our directors and employees. The number of share options granted to each director is shown in the table below:

NAME	SHARE OPTIONS GRANTED	TOTAL SHARE OPTIONS HELD FOLLOWING GRANT
John Rush	120,902	338,371
Simon Hubbert	787,847	1,342,295
Ian Ardill	245,813	447,431
Peter Phillips	469,531	671,147
Simon Neathercoat	90,708	199,442
Craig Rennie	76,513	157,160

September 25, 2013 Share Option Grant

On September 25, 2013, we granted 335,573 new share options over ordinary shares of 20 pence each, at an exercise price of 168 pence per share, to our Chairman, Raymond Cohen. After the grant, Mr. Cohen held 335,573 share options over ordinary shares of 20 pence each.

April 2014 Share Option Grant

Subsequent to the date of this preliminary prospectus but prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to grant options to purchase ordinary shares of Lombard Medical, Inc. to certain of our directors, executive officers and other employees for the purpose of allowing these individuals to maintain their beneficial ownership level of options to purchase ordinary shares of Lombard Medical Technologies plc that these individuals hold as of the date of this preliminary prospectus. All options to be granted will have an exercise price per share equal to the public offering price in this offering. The ultimate number of shares that will underlie these options will be based on a formula that takes into account the number of shares we sell in this offering. The options to be granted will vest over a three-year period, with one-third vesting on the first anniversary of the grant date (April 2015) and the remainder vesting in monthly installments over the second and third years after the grant.

Employment Agreements

Each of Simon Hubbert, our Chief Executive Officer, Ian Ardill, our Chief Financial Officer, and Peter Phillips, our Chief Technology Officer, have employment agreements with us. For a description of these employment agreements, see “Management—Compensation—Executive Officer Compensation and Employment Agreements” and “Management—Terms of Directors’ Service.”

Indemnification of Officers and Directors

Following the change of domicile and prior to the consummation of this offering, we intend to enter into indemnification agreements with each of our directors and some of our executive officers. The indemnification agreements will provide the directors and executive officers with contractual rights to indemnification, expense advancement and reimbursement. However, in accordance with Cayman Islands law, indemnity will be provided in relation to any liability attached to the director or executive officer in connection with any negligence, default, breach of duty or breach of trust in relation to us, other than in the case of fraud or dishonesty, although we may provide and maintain insurance for such director or executive officer against any such liability. There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or executive officer.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital reflects our amended and restated memorandum and articles of association as it will be in effect following the completion of this offering.

Incorporation

We are a Cayman Islands exempted company with limited liability incorporated on January 16, 2014 and resident in the United Kingdom for tax purposes. Our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

Our register of members will be maintained by Codan Trust Company (Cayman) Limited, at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Share Capital

Our authorized share capital is $1,000,000 and consists of 100,000,000 shares with a par value of $0.01 per share. Prior to completion of this offering, our issued and outstanding fully paid capital consists of one ordinary share, par value $0.01 per share.

Share Capital History

A history of our share capital is as follows:

■	On incorporation, our authorized share capital was $50,000 divided consisting of one class of ordinary shares of $0.01 par value per share.

■

Prior to the effectiveness of this registration statement, our members, in order to effect the change in domicile as further described in “Change of Domicile” and as part of the scheme of arrangement, intend to replace our memorandum and articles of association with an amended and restated memorandum and articles of association. Among other changes, this amendment and restatement increased our authorized share capital to allow for the issuance of ordinary shares, par value $0.01 per share, to the shareholders of Lombard Medical Technologies plc in exchange for their shares in Lombard Medical Technologies plc.

Memorandum and Articles of Association

Our amended and restated memorandum and articles of association are subject to provisions of the Companies Law (see “—Differences in Corporate Law” below) and will include provisions to the following effect.

Share Rights

Without prejudice to any rights attached to any existing ordinary shares or class of shares, any share may be issued with such preferred, deferred or other special rights or subject to such restrictions as we may determine by ordinary resolution or, subject to and in default of such determination, as our board of directors shall determine. We may issue redeemable shares.

Our amended and restated memorandum and articles of association provide that, subject to Cayman law, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not Lombard Medical, Inc. is being wound up) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Voting Rights

Voting at meetings takes place by show of hands or by a poll of shares represented at the meeting. Subject to any special rights or restrictions attached to a class of shares, a shareholder present in person (or if an entity, present by a duly authorized representative, which is deemed equivalent to being present in person and is referred to as such hereafter) or by proxy is entitled to one vote on a show of hands regardless of the number of shares held, provided that where more than one proxy is appointed by a shareholder that is a clearing house or central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll every shareholder present in person or by proxy shall have one vote for every fully paid share held.

Voting will be by show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by: the chairman of the meeting; at least three shareholders present in person or by proxy and entitled to vote at the meeting; a shareholder or shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; or a shareholder or shareholders present in person or by proxy and holding shares having a right to vote at the meeting on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares having that right.

Resolutions put to a vote can be either ordinary resolutions or special resolutions. Ordinary resolutions, if decided on a show of hands, must be approved by at least a majority of the votes cast by shareholders present in person or by proxy. If a poll is demanded, the ordinary resolution conducted on a poll must be approved by shareholders representing at least a majority of the total voting rights of shareholders present in person or by proxy who vote on the resolution. Special resolutions, if decided on a show of hands, require the affirmative vote of at least two-thirds of the votes cast by shareholders present in person or by proxy. If a poll is demanded, a special resolution conducted on a poll must be approved by shareholders representing at least two-thirds of the total voting rights of shareholders present in person or by proxy who vote on the resolution. As described below, some types of corporate actions may be approved only by special resolution.

Dividends and Other Distributions; Liquidation Rights

Subject to the capital maintenance provisions of the Companies Law, which, inter alia, permit distributions to be made only out of profits available for the purpose or from share premium, the directors may declare and pay dividends and other distributions. The Companies Law prohibits the payment of any dividend if payment would cause us to be unable to pay our debts as they fall due in the ordinary course of business. Except as otherwise provided by the rights attached to a particular class of shares, only our board of directors may declare dividends and all dividends shall be declared and paid pro rata according to the amounts paid up on the ordinary shares on which the dividend is paid.

Our board of directors may pay interim dividends at any time if it appears to our board of directors that they are justified by the profits available for distribution or share premium. Our board of directors may also pay, at intervals determined by it, any dividend payable at a fixed rate if it appears to our board of directors that the profits available for distribution or share premium justify the payment. If our board of directors acts in good faith and in accordance with the Companies Law and the amended and restated memorandum and articles of association, it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any ordinary shares having deferred or non-preferred rights. No dividend or other moneys payable in respect of a share shall bear interest unless otherwise provided by the rights attached to the share.

Our board of directors may pay dividends in the form of our shares and may also offer any shareholder the right to elect to receive ordinary shares, credited as fully paid, by way of dividend instead of cash in respect of the whole (or some part, to be determined by our board of directors) of all or any dividend. Our board of directors may also declare and pay dividends in the form of a distribution of assets. Any dividend which has remained unclaimed for six years from the date when it became due for payment will be forfeited.

Except as provided by the rights and restrictions attached to any class of ordinary shares, under general law, the holders of our shares will be entitled to participate in any surplus assets in a winding up in proportion to their shareholdings. A liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Law, divide among the members in specie the whole or any part of our assets and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

■

all checks or warrants in respect of dividends on such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained un-cashed for a period of 12 years prior to the publication of the advertisement and during the three months referred to in the third bullet point below;

■	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

■

we, if so required by the rules of the NASDAQ Global Market, have caused an advertisement to be published in newspapers in accordance with such applicable rules giving notice of our intention to sell these shares, and a period of three months (or such shorter period as permitted under the applicable rules) has elapsed since such advertisement.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Variation of Rights

Rights attached to any class of shares may be varied or abrogated by a special resolution passed at a separate general meeting of the holders of the shares of the class.

Transfer of Shares

A shareholder may transfer all or any of his shares by an instrument of transfer in any usual form or in any other form which our board of directors may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the board of directors in its discretion dispenses with the execution of the instrument of transfer by the transferee, by or on behalf of the transferee.

Our board of directors may, in its absolute discretion, refuse to register the transfer of a share which is not a fully paid share. Our board of directors may also refuse to register the transfer of a share unless:

■

the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the shares to which it relates and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer;

■	the instrument of transfer is in respect of only one class of shares;

■	the instrument of transfer is properly stamped, if required; and

■	a fee of such maximum sum as the NASDAQ Global Market may determine to be payable or such lesser sum as the board of directors may from time to time require is paid.

Pre-Emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Alteration of Share Capital

We may by ordinary resolution increase, consolidate or sub-divide our share capital.

Purchase of Own Ordinary Shares

Subject to the provisions of the Companies Law, our board of directors may authorize the purchase of any of our own shares of any class in any way and at any price (whether at par or above or below par) out of our distributable profits, share premium capital, capital and/or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, in accordance with the Companies Law.

Shareholder Meetings

Meetings of shareholders are known as general meetings and comprise of an annual general meeting and any other general meetings, known as extraordinary general meetings, that may be called and held from time to time. We are obliged by the our amended and restated memorandum and articles of association to hold an annual general meeting in each year, other than the year in which these articles are adopted. General meetings may be held at such times and places as may be determined by our board of directors.

Extraordinary general meetings may be called only:

■	by a majority of our board of directors; or

■	on the requisition of shareholders holding not less than one-tenth of our paid-up share capital having a right to vote at general meetings.

A general meeting must be called by not less than 10 clear days’ notice (meaning calendar days excluding the date the notice is given or deemed given and the date of the meeting), unless shorter notice is agreed.

■	in the case of the annual general meeting, by all the shareholders entitled to attend and vote at the meeting; and

■

in the case of any other meeting, by a majority in number of the shareholders holding not less than 95% of the par value of all shares outstanding and having the right to attend and vote at the meeting.

No business, except for the appointment of a chairman for the meeting, shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. Other than a meeting or action regarding the modification of the rights of any class of shares, two shareholders present at a meeting in person or by proxy, entitled to vote and holding shares representing not less than one-third of the par value of the total issued and outstanding voting shares.

Directors

Our board of directors must consist of at least two directors who can be appointed by ordinary resolution of shareholders or, in the case of vacancies and newly created directorships, by our board of directors. Our directors are not required to hold any ordinary shares in the capital of the Company to qualify.

Our board of directors is divided into three classes. Raymond Cohen, Chairman of our Board, will not be a member of any class. The members of each class will serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, a director in that class will be eligible to be elected for a new three-year term at the annual meeting of shareholders in the year in which their term expires. Our board of directors is designated as follows:

■	Timothy Haines and Craig Rennie are Class I directors, and their terms will expire at the annual general meeting to be held in 2014;

■	John Rush and Simon Neathercoat are Class II directors, and their terms will expire at the annual general meeting to be held in 2015; and

■	Simon Hubbert is a Class III director, and his term will expire at the annual general meeting to be held in 2016.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. See “—Change of Control” for a discussion of other anti-takeover provisions found in our amended and restated memorandum and articles of association.

Our directors may receive such compensation as they may from time to time determine. A director may be entitled to be repaid all traveling, hotel and incidental expenses reasonably incurred by him or her in attending meetings of the board of directors or committees of the board or general meetings or separate meetings of any class of shares or of debentures or otherwise in connection with the discharge of his or her duties as a director.

Any director who, by request, goes or resides outside the United Kingdom for any purpose of the Company or who performs services which in the opinion of the directors goes beyond the ordinary duties of a director may be paid such extra compensation (whether by way of salary, commission, participation in profits or otherwise) as the board of directors may determine and such extra compensation shall be in addition to or in substitution for any ordinary compensation provided for by or pursuant to any other provisions in our amended and restated memorandum and articles of association.

Our board of directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of our Company or any of its subsidiaries or any corporate body associated with, or any business acquired by, any of them, and for any member of his family or any person who is or was dependent on him.

Borrowing Powers

Our board of directors may exercise all the powers of our Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital of our Company, and to issue debentures, debenture shares and other securities whenever money is borrowed or as security for any debt, liability or obligation of our Company or of any third-party.

Indemnity of Directors and Officers

Our amended and restated memorandum and articles of association provide that our current and former directors and officers will be indemnified out of our assets against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own fraud or dishonesty. In addition, our amended and restated memorandum and articles of association provide that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless their liability arises out of fraud or dishonesty.

We intend to enter into agreements with our directors to provide contractual indemnification in addition to the indemnification provided in our amended and restated memorandum and articles of association. We intend to purchase a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers.

These provisions may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Change of Control

Provisions in our amended and restated memorandum and articles of association may discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our shareholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. Such provisions may reduce the price that investors may be willing to pay for our ordinary shares in the future, which could reduce the market price of our ordinary shares.

These provisions include:

■	a prohibition on shareholder action through written consent;

■	a requirement that extraordinary general meetings of shareholders be called only by a majority of the board of directors or, in limited circumstances, by the board upon shareholder requisition;

■	an advance notice requirement for shareholder proposals and nominations to be brought before an annual general meeting;

■

provisions relating to the multiple classes and three-year terms of our directors, the manner of election of directors, removal of directors and the appointment of directors as an addition to the existing board or to fill a vacancy;

■	the authority of our board of directors to issue preferred shares with such terms as our board of directors may determine; and

■	a requirement of approval of not less than 66 2/3% of the votes cast by shareholders entitled to vote thereon in order to amend any provisions of our memorandum and articles of association.

As described below in “—Differences in Corporate Law—Mergers and Similar Arrangements” the Companies Law provides for arrangements or compromises between a company and its shareholders, creditors, any class of its shareholders, or any class of its creditors that are used for certain types of reconstructions, amalgamations, capital reorganizations or takeovers.

The Companies Law includes provisions relating to takeovers and provides that where a takeover offer is made for the shares of a company incorporated in the Cayman Islands and, within four months after the making of the offer the offeror has been approved by the holders of not less than 90 percent in value of the shares affected, the offeror may, within two months, by notice require shareholders who do not accept the offer to transfer their shares to the offeror on the terms of the offer.

Authorized but Unissued Shares

Our authorized but unissued shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. In order to increase the number of authorized shares, we are required to obtain the approval of a majority of our shareholders.

Our board of directors is empowered to authorize and issue, out of our authorized but unissued shares, one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by Cayman law. The resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series. The existence of authorized but unissued shares and our board of directors’ authority to issue new classes of shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Inspection of Books and Records

Our amended and restated memorandum and articles of association provide that the register and branch register of members as the case may be, shall be open to inspection for such times and on such days as the board shall determine, by shareholders without charge or by any other person, upon a maximum payment of $2.50 or such other fee specified by the board, at the office or registration office or such other place at which the register is kept in accordance with Cayman Islands law.

Exempted Company

We are a Cayman Islands exempt company incorporated with limited liability. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands (other than incidental business) may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

■	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

■	an exempted company’s register of members is not open to inspection;

■	an exempted company does not have to hold an annual general meeting;

■	an exempted company may issue shares with no par value;

■	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

■	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

■	an exempted company may register as a limited duration company; and

■	an exempted company may register as a segregated portfolio company.

Differences in Corporate Law

Cayman Islands companies are governed by the Companies Law. The Companies Law is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

We believe that the differences with respect to our being a Cayman Islands exempted company as opposed to a Delaware corporation do not pose additional material risks to investors, other than the risks described under “Risk Factors—As a foreign private issuer, we are subject to different U.S. securities laws and NASDAQ governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it, “—We may become subject to taxation in the Cayman Islands which would negatively affect our results,” “—There may be a risk of us being subject to tax in jurisdictions in which we do not currently consider ourselves to have any tax resident subsidiaries or permanent establishments” and “—Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.”

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies and any such company may be the surviving entity for the purposes of mergers or the consolidated company for the purposes of consolidations. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must, in most instances, then be authorized by a special resolution of the shareholders of each constituent company and such other authorization, if any, as may be specified in such constituent company’s articles of association. A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the votes cast at its general meeting are held by the parent company. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not be approved, the court can be expected to approve the arrangement if it determines that:

■	the statutory provisions as to the required majority vote have been met;

■

the shareholders have been fairly represented at the meeting in question, the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class and that the meeting was properly constituted;

■	the arrangement is such that it may reasonably be approved by an intelligent and honest man of that share class acting in respect of his interest; and

■	the arrangement is not one which would be more properly sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may after the expiration of such four months, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

In general, we will be the proper plaintiff in any action to protect and enforce our rights and such an action cannot be brought by a minority shareholder on behalf of the Company. However, this does not prevent a shareholder bringing proceedings to protect its individual rights. In addition, in some circumstances, a minority shareholder may be able to bring a derivative action on behalf of the Company where:

■	Those who control the Company are perpetrating a “fraud on the minority”;

■	The Company is acting or proposing to act illegally or beyond the scope of its authority;

■	The act complained of, although not beyond the scope of the Company’s authority, could be effected only if duly authorized by more than a simple majority vote, which has not been obtained.

Protection of Minority Shareholders

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court of the Cayman Islands shall direct.

Any of our shareholders may petition the Grand Court of the Cayman Islands which may make a winding up order if the Grand Court of the Cayman Islands is of the opinion that it is just and equitable that we should be wound up or, as an alternative to a winding up order, (a) an order regulating the conduct of our affairs in the future, (b) an order requiring us to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained we have omitted to do, (c) an order authorizing civil proceedings to be brought in our name and on our behalf by the shareholder petitioner on such terms as the Grand Court of the Cayman Islands may direct, or (d) an order providing for the purchase of the shares of any of our shareholders by other shareholders or us and, in the case of a purchase by us, a reduction of our capital accordingly.

Generally, claims against us must be based on the general laws of contract or tort applicable in the Cayman Islands or individual rights as shareholders as established by our amended and restated memorandum and articles of association.

Enforcement of Civil Liabilities

The Cayman Islands has a less developed body of securities and corporate laws as compared to the United States and, in particular, jurisdictions such as Delaware. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize a foreign judgment as the basis for a claim at common law in the Cayman Islands provided such judgment:

■	is given by a competent foreign court;

■	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

■	is final;

■	is not in respect of taxes, a fine or a penalty; and

■	was not obtained in a manner and is not of a kind the enforcement of which is contrary to the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely:

■	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of United States securities laws; and

■	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws that are penal in nature.

As a result, there may be significantly less protection for investors in respect of enforcement of civil liabilities than is available to investors in a Delaware corporation.

Because of recent developments in English case law, which will be highly persuasive in the Cayman Islands, the Cayman Islands Courts may also have discretion to enforce judgments obtained in foreign bankruptcy proceedings in other circumstances. This area of law is still developing and remains untested in the Cayman Islands.

Fiduciary Duties of Directors

Our directors owe a duty of loyalty, honesty and good faith to our Company. A director must act bona fide in what he or she considers is in the best interest of our Company. A director also owes a duty to act with diligence, skill and care. A director must exercise the powers that are vested in them for the purpose for which they are conferred and not for a collateral purpose. A director must not place themselves in a position which there is a conflict between their duty to our Company and their personal interests. However, unlike under Delaware law, the fiduciary duties of directors are not as clearly established under Cayman Islands law.

Anti-money Laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law (2008 Revision) if the disclosure relates to criminal conduct or (ii) to a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Law (2011 Revision) if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent through amendment to its certificate of incorporation. Cayman Islands law enables, and our amended and restated memorandum and articles of association provide, that any action required or permitted to be taken at any annual or extraordinary general meeting may be taken only upon the vote of shareholders at an annual or extraordinary general meeting duly and may not be taken by written resolution of shareholders without a meeting.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the shareholders at the annual meeting, provided that such shareholder complies with the notice provisions in the governing documents. In general terms, Cayman Islands’ law does not provide shareholders with an express right to put any proposal before a general meeting of shareholders. Depending on the provision of the relevant Cayman Islands company’s articles of association, a shareholder may put a proposal before the shareholders at any general meeting if it is set out in the notice calling the meeting. There is no automatic right to introduce new business at any meeting. A general meeting may be called by the board of directors or any other person authorized to do so in the articles of association, but shareholders may be precluded from calling general meetings.

Our amended and restated memorandum and articles of association provide that subject to timely notice (as described below) being provided, shareholders may: (1) demand that a resolution be voted on at an annual general meeting so long as the demand is made by (a) shareholders holding at least five percent of the total voting power of share having a right to vote on a resolution or (b) at least 100 shareholders holding shares having an average purchase price per share of at least $100; and (2) nominate a proposed director for election at an annual general meeting so long as the proposed director has us with notice of his willingness to act as a director.

Under our amended and restated memorandum and articles of association, in order for notice of shareholder nominations of proposed directors and proposals of other matters for consideration at the annual general meeting to be timely, they must be delivered to, or mailed to and received at our principal executive offices, not less than 90 days and not more than 120 days prior to the one-year anniversary of the preceding year’s annual general meeting; provided, however, that if the date of the annual general meeting is more than 30 days before or more than 60 days after such anniversary date, notice by a shareholder, to be timely, must be so delivered, or so mailed and received, not later than the 90th day prior to such annual general meeting or, if later, the 10th day following the day on which “public disclosure” of the date of such meeting was first made by us. For such purposes “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by us with the SEC pursuant to Sections 13, 14 or 15(d) of the Exchange Act or publicly filed according to applicable law. In no event shall any adjournment or postponement of an annual general meeting, or the announcement of an adjournment or postponement, commence a new time period (or extend any time period) for the giving of timely notice. No proposal shall be considered at the annual general meeting if timely notice is not provided.

Under the Delaware General Corporation Law, a corporation is required to set a minimum quorum of one-third of the issued and outstanding shares for a shareholders’ meeting. Cayman Islands law permits a company’s articles to have any quorum. Our amended and restated memorandum and articles of association provide that a quorum consists of two qualifying persons, other than for a meeting or action regarding the modification of the rights of any class of shares, present at a meeting and entitled to vote on the business to be dealt with.

Election of Directors

Under the Delaware General Corporation Law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors and vacancies and newly created directorships may be filled by resolution of the board. Under the laws of the Cayman Islands, directors are appointed by the board of directors or, if provided for in the articles of association, by shareholders pursuant to an ordinary resolution. Our amended and restated articles of association provide that directors nominated for election be elected by the shareholders pursuant to an ordinary resolution at a general meeting and that a vacancy on our board of directors or any additions to the existing board of directors will be filled by the resolution of directors or by ordinary resolution of our shareholders. Any director so appointed shall, in the case of a director appointed to fill a vacancy, be designated to the class of directors to which the director who most recently occupied such vacancy belonged, and in the case of an addition to the existing board of directors, shall be designated to the class specified in the resolution appointing such additional director, and in either case shall hold office until the annual general meeting at which directors of the newly-appointed director’s designated class are subject to election.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits a minority shareholder to cast all the votes to which such shareholder is entitled on a single director, which increases such shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, a director may be removed by way of an ordinary resolution of the shareholders at any time before the expiration of his period of office.

Classification of the Board of Directors

Under the Delaware General Corporation Law, the directors of a Delaware corporation organized may, under a provision of its certificate of incorporation or bylaws, be divided into 1, 2 or 3 classes, with the term of office of those of the first class to expire at the first annual meeting held after such classification becomes effective, of the second class 1 year thereafter and of the third class 2 years thereafter. Our amended and restated memorandum and articles of association provide that at each annual general meeting, one-third of our directors (or, if their number is not a multiple of 3, the number nearest to, but not greater than, one-third) shall retire from office by rotation, provided that the chairman of our board of directors shall not, while holding such office, be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. A retiring director shall be eligible for re-election and shall continue to act as a director throughout the meeting at which he retires. Directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and not to offer himself for re-election. Any further directors so to retire shall be those of the other directors subject to retirement by rotation in accordance with such directors’ class designations upon appointment. Initially, our directors will be members of the classes specified in “Management—Directors and Executive Officers”, with Class I directors retiring by rotation at our first annual general meeting, and Class II and Class III directors retiring by rotation at our second and third annual general meetings, and in each case directors elected at such annual general meetings will serve a term of three years from the date of election.

Actions by the Board of Directors

Under the Delaware General Corporation Law, unless the certificate of incorporation or bylaws of a Delaware corporation provide otherwise, a majority of the total number of directors shall constitute a quorum for the transaction of business, but in no case shall a quorum be less than one-third of the total number of directors unless the authorized number of directors is one, and an action of the board at a meeting with a quorum present requires at least a majority vote of those directors present. Directors of a Delaware corporation may also act by unanimous written consent unless the corporation’s certificate of incorporation or bylaws otherwise provide. Our amended and restated memorandum and articles of association provide for action by majority vote at a meeting or by unanimous written consent; however, the required quorum for a directors’ meeting is two directors unless our board of directors fixes a different number.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law and our amended and restated memorandum and articles of association, our Company may be liquidated or wound up and subsequently dissolved by special resolution of our shareholders on the basis that we are unable to pay our debts as they fall due.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a separate class meeting of holders of two-thirds of the shares of such class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, except for certain amendments to the capital structure not affecting a shareholder’s economic rights, our amended and restated memorandum and articles of association may only be amended with a special resolution at a general meeting.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 14,822,114 ordinary shares. All of the ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial numbers of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. Prior to this offering, there has been no public market for our ordinary shares, and while application has been made for the ordinary shares to be quoted on the NASDAQ Global Market, we cannot assure you that a regular trading market will develop in the ordinary shares.

Rule 144

In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus, an “affiliate” who has beneficially owned our shares for a period of at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of either 1% of our then outstanding shares, or approximately 148,221 shares immediately after this offering, or the average weekly trading volume of our shares on the NASDAQ Global Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Such sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior holder other than an affiliate, is entitled to sell such shares without restriction, provided we have been in compliance with our reporting requirements under the Exchange Act for the six months following satisfaction of the six-month holding period. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Arrangements

For a description of the lock-up arrangements that we and certain of our shareholders have entered into in connection with this offering, see “Underwriting.”

TAXATION

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Further, we have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, until the date falling 20 years after February 24, 2014, being the date of such undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of our Company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by our Company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of our Company. If we otherwise were to become subject to taxation in the Cayman Islands, our financial condition and results of operations could be materially and adversely affected.

Material U.S. Federal Income Tax Considerations

Subject to the limitations described below, the following are the material U.S. federal income tax consequences of the purchase, ownership and disposition of ordinary shares to a “U.S. Holder.” Non-U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of ordinary shares to them. For purposes of this discussion, a “U.S. Holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes:

■	an individual who is a citizen or resident of the United States;

■	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any of its political subdivisions;

■	an estate, whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

■

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) it has a valid election to be treated as a U.S. person.

A “non-U.S. Holder” is any individual, corporation, trust or estate that is a beneficial owner of ordinary shares and is not a U.S. Holder.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury Regulations promulgated thereunder, and administrative and judicial decisions as at the date hereof, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing accuracy of this discussion.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase ordinary shares. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on such holder’s particular circumstances, including Medicare tax imposed on certain investment income. In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets within the meaning of section 1221 of the Code and does not address the potential application of U.S. federal alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including:

■	broker dealers or insurance companies;

■	U.S. Holders who have elected mark-to-market accounting;

■	tax-exempt organizations or pension funds;

■	regulated investment companies, real estate investment trusts, insurance companies, financial institutions or “financial services entities”;

■	U.S. Holders who hold ordinary shares as part of a “straddle,” “hedge,” “constructive sale” or “conversion transaction” or other integrated investment;

■	U.S. Holders who own or owned, directly, indirectly or by attribution, at least 10% of the voting power of our ordinary shares;

■	U.S. Holders whose functional currency is not the U.S. Dollar;

■	U.S. Holders who received ordinary shares as compensation;

■	U.S. Holders who are otherwise subject to UK taxation;

■	persons holding ordinary shares in connection with a trade or business outside of the United States; and

■	certain expatriates or former long-term residents of the United States.

This discussion does not consider the tax treatment of holders that are entities treated as partnerships for U.S. federal income tax purposes or other pass-through entities or persons who hold ordinary shares through a partnership or other pass-through entity. In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws, or the possible application of U.S. federal gift or estate tax.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF ORDINARY SHARES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF ORDINARY SHARES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION AND THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Taxation of Dividends Paid on Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to our ordinary shares generally will be includable in the gross income of U.S. Holders as foreign source passive income. Because we do not determine our earnings and profits for U.S. federal income tax purposes, a U.S. Holder will be required to treat any distribution paid on ordinary shares, including the amount of non-U.S. taxes, if any, withheld from the amount paid, as a dividend on the date the distribution is received. Such distribution generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Cash distributions paid in a non-U.S. currency will be included in the income of U.S. Holders at a U.S. Dollar amount equal to the spot rate of exchange in effect on the date the dividends are includible in the income of the U.S. Holders, regardless of whether the payment is in fact converted to U.S. Dollars, and U.S. Holders will have a tax basis in such non-U.S. currency for U.S. federal income tax purposes equal to such U.S. Dollar value. If a U.S. Holder converts a distribution paid in non-U.S. currency into U.S. Dollars on the day the dividend is includible in the income of the U.S. Holder, the U.S. Holder generally should not be required to recognize gain or loss arising from exchange rate fluctuations. If a U.S. Holder subsequently converts the non-U.S. currency, any subsequent gain or loss in respect of such non-U.S. currency arising from exchange rate fluctuations will be U.S.-source ordinary income or loss.

Dividends we pay with respect to our ordinary shares to non-corporate U.S. Holders may be “qualified dividend income,” which is currently taxable at a reduced rate; provided that (i) our ordinary shares are readily tradable on an established securities market in the United States, (ii) we are not a passive foreign investment company (as discussed below) with respect to the U.S. Holder for either our taxable year in which the dividend was paid or the preceding taxable year, (iii) the U.S. Holder has held our ordinary shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, and (v) the U.S. Holder is not under an obligation to make related payments on substantially similar or related property. We believe our ordinary shares, which are currently listed on AIM and, following the completion of this offering, will be listed on NASDAQ, are considered to be readily tradable on an established securities market in the United States, although there can be no assurance that this will continue to be the case in the future. Any days during which a U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. U.S. Holders should consult their own tax advisors on their eligibility for reduced rates of taxation with respect to any dividends paid by us.

Distributions paid on ordinary shares generally will be foreign-source passive category income for U.S. foreign tax credit purposes and will not qualify for the dividends received deduction generally available to corporations. Subject to certain conditions and limitations, non-U.S. taxes, if any, withheld from a distribution may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. In addition, if 50 percent or more of the voting power or value of our shares is owned, or is treated as owned, by U.S. persons (whether or not the Company is a “controlled foreign corporation” for U.S. federal income tax purposes), the portion of our dividends attributable to income which we derive from sources within the United States (whether or not in connection with a trade or business) would generally be U.S.-source income. U.S. Holders would not be able directly to utilize foreign tax credits arising from non U.S. taxes considered to be imposed upon U.S.-source income.

Taxation of the Sale or Other Disposition of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, a U.S. Holder generally will recognize a capital gain or loss on the taxable sale or other disposition of our ordinary shares in an amount equal to the difference between the U.S. Dollar amount realized on such sale or other disposition (determined in the case of consideration in currencies other than the U.S. Dollar by reference to the spot exchange rate in effect on the date of the sale or other disposition or, if the ordinary shares are treated as traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in such ordinary shares determined in U.S. Dollars. The initial tax basis of ordinary shares to a U.S. Holder will be the U.S. Holder’s U.S. Dollar cost for ordinary shares (determined by reference to the spot exchange rate in effect on the date of the purchase or, if the ordinary shares are treated as traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date).

Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year generally will be treated as long-term capital gain and is eligible for a reduced rate of taxation for non-corporate holders. Gain or loss recognized by a U.S. Holder on a sale or other disposition of ordinary shares generally will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations. A U.S. Holder that receives currencies other than U.S. Dollars upon disposition of the ordinary shares and converts such currencies into U.S. Dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of such currencies against the U.S. Dollar, which generally will be U.S.-source ordinary income or loss.

Passive Foreign Investment Company

Based on our historic and expected operations, composition of assets and market capitalization (which will fluctuate from time to time), we believe that we are not and will not become a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. However, the determination of whether we are a PFIC is made annually, after the close of the relevant taxable year. Therefore, it is possible that we could be classified as a PFIC for the current taxable year or in future years due to changes in the composition of our assets or income, as well as changes to our market capitalization. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate after the offering, and may fluctuate considerably given that market prices of medical technology companies have been especially volatile.

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income” or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For these purposes, cash is considered a passive asset. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds 25% or more (by value) of the stock.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

If we are considered a PFIC at any time that a U.S. Holder holds our shares, any gain recognized by the U.S. Holder on a sale or other disposition of the shares, as well as the amount of an “excess distribution” (defined below) received by such holder, would be allocated ratably over the U.S. Holder’s holding period for the shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on its shares exceeds 125% of the average of the annual distributions on the shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the shares.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries. If we are considered a PFIC, a U.S. Holder will also be subject to information reporting requirements on an annual basis. U.S. Holders should consult their own tax advisors about the potential application of the PFIC rules to an investment in our shares.

If we were classified as a PFIC, a U.S. Holder may be able to make a mark-to-market election with respect to our ordinary shares (but not with respect to the shares of any lower-tier PFICs) if the ordinary shares are “regularly traded” on a “qualified exchange”. In general, our ordinary shares issued will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The Company believes the London Stock Exchange and the NASDAQ Global Market are qualified exchanges. However, the Company can make no assurance that the ordinary shares will be listed on a “qualified exchange” or that there will be sufficient trading activity for the ordinary shares to be treated as “regularly traded”. Accordingly, U.S. Holders should consult their own tax advisers as to whether their ordinary shares would qualify for the mark-to-market election.

If a U.S. Holder makes the mark-to-market election, for each year in which the Company is a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in our ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of our ordinary shares will be treated as ordinary income, and any loss will be treated as an ordinary loss to the extent of any prior mark-to-market gains.

If a U.S. Holder makes the mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

If we were classified as a PFIC, U.S. Holders would not be eligible to make an election to treat us as a “qualified electing fund,” or a QEF election, because we do not anticipate providing U.S. Holders with the information required to permit a QEF election to be made.

U.S. Information Reporting and Backup Withholding

A U.S. Holder is generally subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares and proceeds paid from the sale, exchange, redemption or other disposition of ordinary shares. A U.S. Holder is subject to backup withholding (currently at 28%) on dividends paid in the United States on ordinary shares and proceeds paid from the sale, exchange, redemption or other disposition of our ordinary shares unless the U.S. Holder is a corporation, provides an IRS Form W-9 or otherwise establishes a basis for exemption.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund from the IRS of any excess amount withheld under the backup withholding rules, provided that certain information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

Certain Reporting Obligations

If a U.S. Holder (together with persons considered to be related to the U.S. Holder) subscribes for ordinary shares for a total initial public offering price in excess of $100,000 (or the equivalent in a foreign currency), such holder may be required to file IRS Form 926 for the holder’s taxable year in which the initial public offering price is paid. U.S. Holders should consult their own tax advisors to determine whether they are subject to any Form 926 filing requirements.

Individuals that own “specified foreign financial assets” may be required to file an information report with respect to such assets with their tax returns. Subject to certain exceptions, “specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non U.S. persons, (ii) financial instruments and contracts held for investment that have non U.S. issuers or counterparties, and (iii) interests in foreign entities. The ordinary shares may be subject to these rules. Persons required to file U.S. tax returns that are individuals are urged to consult their tax advisers regarding the application of this legislation to their ownership of the ordinary shares.

Certain UK Tax Consequences for U.S. Holders

The following statements apply only to U.S. Holders who are not resident nor ordinarily resident in the United Kingdom and who do not carry on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and have not used, held or acquired their ordinary shares for the purpose of such trade, profession or vocation or such branch, agency or permanent establishment.

Under current UK tax law and published HM Revenue & Customs practice, such U.S. Holders will not be subject to:

■	UK withholding or income tax on dividends paid on the ordinary shares; nor

■	UK capital gains tax on a disposal of ordinary shares.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                     , among us, Jefferies LLC and Barclays Capital Inc., as the representatives of the underwriters named below and as joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of ordinary shares shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC
Barclays Capital Inc.
BTIG, LLC

Total	3,636,364

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the ordinary shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the ordinary shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the ordinary shares, that you will be able to sell any of the ordinary shares held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the ordinary shares subject to their acceptance of the ordinary shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the ordinary shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $             per ordinary share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $             per ordinary share to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $4,100,000. We have agreed to reimburse the underwriters for legal expenses and expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc.

The address of Jefferies LLC is 520 Madison Avenue, New York, New York 10022, and the address of Barclays Capital Inc. is 745 Seventh Avenue, New York, New York 10019.

Determination of Offering Price

Prior to this offering, there has not been a public market for our ordinary shares. Consequently, the initial public offering price for our ordinary shares will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the ordinary shares will trade in the public market subsequent to the offering or that an active trading market for the ordinary shares will develop and continue after the offering.

Listing

We have applied to have our ordinary shares approved for listing on NASDAQ under the trading symbol “EVAR”.

Stamp Taxes

If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 545,455 ordinary shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional Shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

No Sales of Similar Securities

We, our officers, directors and certain of our other shareholders have agreed, subject to specified exceptions, not to directly or indirectly:

■

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

■

otherwise dispose of any ordinary shares, options or warrants to acquire ordinary shares, or securities exchangeable or exercisable for or convertible into ordinary shares currently or hereafter owned either of record or beneficially, or

■	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

This restriction terminates after the close of trading of the ordinary shares on and including the 180th day after the date of this prospectus.

Jefferies LLC and Barclays Capital Inc. may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of ordinary shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, and certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the ordinary shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our ordinary shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ordinary shares or purchasing our ordinary shares in the open market. In determining the source of ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase our ordinary shares through the option to purchase additional ordinary shares.

“Naked” short sales are sales in excess of the option to purchase additional ordinary shares. The underwriters must close out any naked short position by purchasing our ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of our ordinary shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the our ordinary shares. A syndicate covering transaction is the bid for or the purchase of our ordinary shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the our ordinary shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

It is expected that the delivery of the ordinary shares will be made against payment for the ordinary shares on or about the closing date specified on the cover of this prospectus, which is the second business day after the date of the pricing of the shares (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ordinary shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ordinary shares offered hereby. Any such short positions could adversely affect future trading prices of the ordinary shares offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer to the public of any ordinary shares may not be made in that Relevant Member State, except that the ordinary shares may be offered to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Directive, if it has been implemented in that Relevant Member State:

(a)	to legal entities which are “qualified investors” as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) as permitted under the Prospectus Directive; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares shall result in a requirement for, the publication by the Company or either of the Joint Sponsors of a Prospectus pursuant to Article 3 of the Prospectus Directive, or supplementing a Prospectus pursuant to Article 16 of the Prospectus Directive, and each person who initially acquires ordinary shares or to whom any offer is made will be deemed to have represented, warranted to and agreed with the Joint Sponsors and the Company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase any ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside

Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands with respect to the shares, whether by way of sale or subscription. No shares have been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the “SFA”, (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offer Shares under Section 275 of the SFA except:

(i)	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(ii)	where no consideration is given for the transfer; or

(iii)	where the transfer is by operation of law.

EXPENSES OF THIS OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

ITEMIZED EXPENSE	AMOUNT (USD)
U.S. Securities and Exchange Commission Registration Fee	$10,304
FINRA Filing Fee	$12,500
NASDAQ Listing Fee	$125,000
Printing and Engraving	$250,000
Legal Fees and Expenses	$2,750,000
Accounting Fees and Expenses	$850,000
Transfer Agent Fees	$35,000
Miscellaneous	$67,196

Total	$4,100,000

Total underwriting discounts and commissions to be paid to the underwriters represent     % of the total amount of the offering.

All amounts in the table are estimates, except the U.S. Securities and Exchange Commission registration fee, the FINRA filing fee and the Nasdaq listing fee. We will pay all of the expenses of this offering listed above.

ENFORCEABILITY OF CIVIL LIABILITIES

Conyers Dill & Pearman (Cayman) Limited, our counsel as to Cayman Islands law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman (Cayman) Limited have informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities law will be determined by the courts of the Cayman Islands as penal or punitive in nature. The courts of the Cayman Islands may not recognize or enforce such judgments against a Cayman company, and because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

LEGAL MATTERS

The validity of the ordinary shares and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Covington & Burling LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Latham & Watkins (London) LLP. The validity of the ordinary shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman (Cayman) Limited. Covington & Burling LLP may rely upon Conyers Dill & Pearman (Cayman) Limited with respect to matters governed by Cayman Islands law.

EXPERTS

The financial statements as of December 31, 2012 and 2013, and for each of the three years in the period ended December 31, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP is a member of the Institute of Chartered Accountants of England and Wales. The current address of PricewaterhouseCoopers LLP is One Reading Central, 23 Forbury Road, Reading, Berkshire, RG1 3JH, United Kingdom.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, including relevant exhibits and schedules, with respect to the ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits for further information with respect to us and our shares. Some of these exhibits consist of documents or contracts that are described in this prospectus in summary form. You should read the entire document or contract for the complete terms. You may read and copy the registration statement and its exhibits at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website at www.sec.gov, from which you can electronically access the registration statement and its exhibits.

After this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers. Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports on Form 10-Q, among other things. However, we intend to file with the SEC, within 120 days after the end of our fiscal year ended December 31, 2014 and each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be prepared in IFRS IASB and certified by an independent public accounting firm. We also intend to file with the SEC reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 90 days after the end of each quarter.

We also maintain an internet website at www.lombardmedical.com. Information contained in or connected to our website is not a part of this prospectus.

LOMBARD MEDICAL TECHNOLOGIES PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Lombard Medical Technologies plc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of Lombard Medical Technologies plc and its subsidiaries at December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses and negative cash flows from operations since inception, has an accumulated deficit and limited cash resources.

/s/ PricewaterhouseCoopers LLP

Reading, United Kingdom

March 10, 2014

Consolidated Balance Sheets

as at December 31, 2012 and 2013

	NOTE	2012 $’000	2013 $’000
Assets
Intangible assets	3	3,621	5,722
Property, plant and equipment	4	955	2,411
Trade and other receivables	7	—	523

Non-current assets		4,576	8,656

Inventories	6	3,173	3,361
Trade and other receivables	7	1,844	3,444
Taxation recoverable		922	2,143
Cash and cash equivalents		4,450	40,866

Current assets		10,389	49,814

Total assets		14,965	58,470

Liabilities
Borrowings	8	(4,473)	—
Trade and other payables	9	(3,763)	(6,579)

Current liabilities		(8,236)	(6,579)

Borrowings	8	—	(2,558)

Non-current liabilities		—	(2,558)

Total Liabilities		(8,236)	(9,137)

Net assets		6,729	49,333

Equity
Called up share capital	11	44,800	52,406
Share premium account	11	84,041	134,305
Other reserves	11	19,594	19,087
Translation reserve		1,284	4,192
Accumulated loss		(142,990)	(160,657)

Total equity		6,729	49,333

The accompanying notes form part of these financial statements.

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2011, 2012 and 2013

	NOTE	2011 $’000	2012 $’000	2013 $’000
Revenue	12	6,425	6,175	6,960
Cost of sales		(3,259)	(3,952)	(4,315)

Gross profit		3,166	2,223	2,645

Selling, marketing and distribution expenses		(4,636)	(4,433)	(10,452)
Research and development expenses		(10,524)	(7,300)	(6,963)
Administrative expenses		(6,337)	(3,576)	(5,264)

Total operating expenses		(21,497)	(15,309)	(22,679)

Operating loss	13	(18,331)	(13,086)	(20,034)
Finance income—interest receivable		94	37	164
Finance costs	14	—	(669)	(449)

Loss before taxation		(18,237)	(13,718)	(20,319)
Taxation	17	2,053	556	1,115

Loss for the year		(16,184)	(13,162)	(19,204)

Other comprehensive income:
Items that will not be reclassified to profit or loss
Currency translation differences		(805)	724	2,908

Total comprehensive loss for the year		(16,989)	(12,438)	(16,296)

Basic and diluted loss per ordinary share (cents)
From continuing operations	18	(99.2)	(65.3)	(53.5)
Pro forma basic and diluted loss per ordinary share (cents)
From continuing operations (unaudited)	25	(396.7)	(261.1)	(214.0)

The accompanying notes form part of these financial statements.

Consolidated Statements of Changes in Equity

for the years ended December 31, 2011, 2012 and 2013

	NOTE	SHARE CAPITAL $’000	SHARE PREMIUM ACCOUNT $’000	OTHER RESERVES $’000	TRANSLATION RESERVE $‘000	ACCUMULATED LOSS $’000	TOTAL EQUITY $’000
At January 1, 2011		41,739	66,991	19,087	1,365	(113,651)	15,531
Loss for the year		—	—	—	—	(16,184)	(16,184)
Share-based compensation	19	—	—	—	—	417	417
Issue of ordinary shares		3,061	18,361	—	—	—	21,422
Currency translation		—	—	—	(805)	—	(805)
Share issue expenses		—	(1,311)	—	—	—	(1,311)

At December 31, 2011		44,800	84,041	19,087	560	(129,418)	19,070

Loss for the year		—	—	—	—	(13,162)	(13,162)
Share-based compensation	19	—	—	—	—	(410)	(410)
Currency translation		—	—	—	724	—	724
Equity component of convertible loan notes (net of issue expenses)		—	—	507	—	—	507

At December 31, 2012		44,800	84,041	19,594	1,284	(142,990)	6,729
Loss for the year		—	—	—	—	(19,204)	(19,204)
Share-based compensation	19	—	—	—	—	1,176	1,176
Currency translation		—	—	—	2,908	—	2,908
Issue of ordinary shares		6,933	48,408	—	—	—	55,341
Share issue expenses		—	(2,180)	—	—	—	(2,180)
Conversion of convertible loan note	8	673	4,036	(507)	—	361	4,563
At December 31, 2013		52,406	134,305	19,087	4,192	(160,657)	49,333

The accompanying notes form part of these financial statements.

Consolidated Cash Flow Statements

for the years ended December 31, 2011, 2012 and 2013

	NOTE	2011 $’000	2012 $’000	2013 $’000
Cash outflow from operating activities
Cash used in operations	20	(17,364)	(13,137)	(17,728)
Interest paid		—	(289)	(161)
Interest received		94	37	124
Research and development tax credits / (income tax paid)		1,332	1,478	(27)

Net cash outflow from operating activities		(15,938)	(11,911)	(17,792)

Cash flows from investing activities
Purchase of property, plant and equipment		(842)	(218)	(1,807)
Purchase of intangible assets		—	—	(2,070)

Net cash flows used in investing activities		(842)	(218)	(3,877)

Cash flows from financing activities
Proceeds from issue of convertible loan notes		—	4,784	2,500
Convertible loan notes issue expenses		—	(250)	—
Proceeds from issue of ordinary shares		21,422	—	55,341
Share issue expenses		(1,311)	—	(2,180)

Net cash flows from financing activities		20,111	4,534	55,661

Increase/(decrease) in cash and cash equivalents		3,331	(7,595)	33,992
Cash and cash equivalents at beginning of year		9,012	11,620	4,450
Effects of exchange rates on cash and cash equivalents		(723)	425	2,424

Cash and cash equivalents at end of year		11,620	4,450	40,866

The accompanying notes form part of these financial statements.

Notes to the Consolidated Financial Statements

1 Accounting Policies

Basis of Preparation

Lombard Medical Technologies plc (the “Company” or the “Group”) is a medical technology company specializing in developing, manufacturing, and marketing endovascular stent-grafts used in the repair of aortic aneurysms. The Company’s lead product, Aorfix, is used in the treatment of abdominal aortic aneurysms. The financial statements as of December 31, 2012 and 2013 and for the three years ended December 31, 2013 have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and the International Finance Reporting Standards Interpretations Committee (“IFRIC”), collectively IFRS.

The financial statements were approved for issuance by the Board on March 10, 2014.

The financial statements have been prepared on the historical cost basis, revised for use of fair values where required by applicable IFRS. The consolidated financial statements are presented in U.S. dollars to the nearest thousand ($000), except where otherwise indicated. The principal accounting policies adopted are set out below.

Assets and liabilities of foreign operations where the functional currency is other than the U.S. dollar were translated into U.S. dollars at the relevant closing rates of exchange. Non-U.S. dollar trading results were translated into U.S. dollars at the average rates of exchange for those periods. Differences arising from the retranslation of the opening net assets and the results for the year have been taken to other comprehensive income.

The exchange rates relevant for each period were as follows:

	2011	2012	2013
Sterling/U.S. dollar exchange rate
Closing rate	1.54	1.62	1.65
Average rate	1.60	1.59	1.56

These policies have been applied consistently throughout the year except where otherwise indicated.

Basis of Preparation—Financing

The financial statements have been prepared on the going concern basis, which assumes that the Group will continue in operational existence for the foreseeable future. The Group has incurred significant losses and negative cash flows from operations. At December 31, 2013, the Group had an accumulated deficit of $160,657,000 and cash and cash equivalents of $40,866,000.

The Group obtained regulatory approval in the United States for Aorfix on February 14, 2013 but still expects to absorb cash until sales reach an appropriate level.

The Company’s management believes that its currently available resources will provide sufficient funds to enable the Company to meet its obligations through at least December 31, 2014. Based on current forecasts, the Company’s management expect to have to raise additional funding prior to the period when the Group becomes cash generative through these increased sales levels. Additional funding may not be available to the Company on acceptable terms, or at all. The Company’s management are confident, based on the combination of the U.S. approval, a large market for the product, a unique product indication, near term cash funding and supportive major shareholders that they will be able to raise suitable additional funding and based on this the going concern basis has been adopted in the preparation of these financial statements.

Basis of Consolidation

The consolidated annual financial statements comprise the financial statements of the Company and its subsidiaries at December 31 of each year. The purchase method of accounting is used for the acquisition of subsidiaries.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. An investor controls an investee when it has power over the relevant activities, exposure to variable returns from the investee and the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are prepared for the same reporting year as the Company using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist. All inter-company balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated in full.

Critical Accounting Estimates and Assumptions

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are the measurement and impairment of indefinite life intangible assets (including goodwill), the estimation of share-based compensation expense and the treatment of Research and Development expenditure in line with the relevant accounting policy.

Intangible Assets—Goodwill on Acquisition

The Group determines whether indefinite-life intangible assets are impaired on an annual basis and this requires the estimation of the fair value less costs of disposal of the cash generating units to which the intangible assets are allocated which in turn involves estimation of premiums paid for control of public companies and the costs that would be incurred in a sale (see note 3).

Share-Based Compensation Expenses

The estimation of share-based compensation expense requires the selection of an appropriate valuation model, consideration as to the inputs necessary for the valuation model chosen and the estimation of the number of awards that will ultimately vest, inputs based on judgments relating to the probability of meeting performance conditions and the continuing participation of employees (see note 19).

Research and Development Expenditure

The treatment of research and development expenditure requires an assessment of the expenditure in order to determine whether or not it is appropriate to capitalize costs and recognize as an asset on the balance sheet in accordance with IAS 38.

Revenue Recognition

Revenue represents the amount receivable from the sale of medical devices and the licensing of technology, net of trade discounts and sales-related taxes. Revenue is recognized as follows:

Product Sales

Product sales to direct customers are recognized when goods are delivered to customers and are net of any provision for estimated returns. Products provided for a particular procedure include a range of medical devices that may not all be used; where this is the case an estimation of the number of unused devices to be returned is made and provided for. Where our sales are made through distributors, such sales are recognized on delivery to the distributor as returns of stocking orders are not generally accepted under the distributor agreements. In the case of products provided for a particular medical procedure and sold through a distributor, an estimate of the returns of unused parts is made and provided for. Sales include products used in clinical trials, provided the supply is under a separate contract and payment arrangements.

Royalty and Licence Income

Income arising from a license agreement is recognized when receivable under the terms of a contract and when all related obligations have been fulfilled. Royalty income is recognized on a received basis and represents income earned as a percentage of product sales in accordance with the terms of the relevant agreement.

Cost of Sales

Cost of sales includes all costs relating to the manufacture of the medical devices.

Research & Development Expenditure

Research and development expenditure is charged to the statement of comprehensive income in the period in which it is incurred. The Group considers that the regulatory, technical and market uncertainties inherent in the development and commercialization of new products mean that development costs incurred to date have not yet met the relevant capitalization criteria and so should not be capitalized as intangible assets and consequently expenditure on research and development has been expensed as incurred.

Goodwill

Goodwill was recognized under UK GAAP prior to the adoption of IFRS. Upon adoption of IFRS on January 1, 2006, the Goodwill was carried over and is stated at net book value at that date. Goodwill arising on the acquisition of subsidiary or associate undertakings and business subsequent to January 1, 2006, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalized. Goodwill is not amortized but is reviewed for impairment annually.

Intangible Assets—Intellectual Property and Licences

Separately acquired intellectual property and license fee payments made to third parties are recognized at cost. Intangible assets for intellectual property are amortized on a straight-line basis over the expected useful life of the patents on the related products or processes. The life used for this purpose is ten years.

Intangible assets recognized for licence payments are amortized over a straight-line basis over the licence agreement period. The carrying value of intangible assets is reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable.

Intangible Assets—Software

Software is recognized at cost and amortized on a straight-line basis over the expected useful life. The economic life used for this purpose is three years.

Property, Plant and Equipment

Property, plant and equipment is stated at cost, net of depreciation. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use. Depreciation is provided on all property, plant and equipment at rates calculated to write off the cost of each asset over its expected useful life as follows:

■	Plant and equipment — three to ten years

Impairment of Assets

The carrying values of non-current assets are reviewed for impairment where there is an indication that the assets might be impaired. First-year and annual impairment reviews are conducted for acquired goodwill. Impairment is determined by reference to the higher of fair value less cost of disposal and value in use. Any provision for impairment is charged in the statement of comprehensive income for the year. Non-financial assets other than goodwill which have suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash in hand together with short-term, highly liquid investments that are readily convertible to cash.

Financial assets—investments

Financial assets are stated at fair value where this can be determined by reference to an active market. Investments in unlisted equity instruments are measured at cost, less any provision for impairment in value, as their fair value cannot be reliably measured. Losses relating to impairment are immediately recognized as an expense in the statement of comprehensive income.

Foreign Currencies

Group undertakings have functional currencies of the Sterling and the Euro that are different to the Group’s presentational currency of US dollars.

Monetary assets and liabilities of subsidiary undertakings in foreign currencies are translated at the closing rates of exchange for the year. Differences on exchange arising from the retranslation of the opening net investment in subsidiary companies, and from the translation of the results of those companies at average rate, are taken to reserves and, where material, are reported in the statement of changes in equity.

Transactions denominated in foreign currencies are translated into functional currencies and recorded at the rate ruling at the date of the transaction. Monetary balances, at the year-end, are translated into functional currencies at the closing rate of exchange. Exchange differences are taken to the income statement in the period in which they arise.

Operating Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Costs in respect of operating leases are charged on a straight line basis over the lease term.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis and includes transport and handling costs. In the case of manufactured products, cost includes all direct expenditure including production overheads. Where necessary, provision is made for obsolete, slow-moving and defective inventories.

Trade and Other Receivables

Trade and other receivables are recognized and carried at the lower of their original invoiced value and recoverable amount. Provision is made when there is objective evidence that the Group will not be able to recover balances in full. Balances are written off when the probability of recovery is assessed as remote.

Trade and Other Payables

Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade and other payables are classified as current liabilities if payment is due within one year or less. If not, they are classified as non-current liabilities. Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Pensions

The Group operates a defined contribution pension scheme for some of its employees. Contributions payable during the year are charged to the statement of comprehensive income.

Taxation

Taxation on the profit or loss for the year comprises current and deferred tax including tax on capital gains. Current tax is the expected tax payable, or recoverable, on the taxable profit/loss and any adjustment to tax payable or receivable in respect of prior years. Research and development tax credits are recognized when it is probable they will be received.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit or loss.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Their carrying amount is reviewed at each balance sheet date on the same basis. Deferred tax is measured on an undiscounted basis and at the tax rates expected to apply in the period in which the asset or liability is settled. It is recognized in the statement of comprehensive income except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Financial and Capital Instruments

The fair value of the liability portion of a convertible instrument is determined using a market interest rate for an equivalent non-convertible instrument. This amount is recorded as a liability on an amortized cost basis until extinguished on conversion or maturity of the instrument. The remainder of the proceeds is allocated to the conversion option; this is recognized and included in shareholders’ equity.

Capital instruments are included at fair value and measured at amortized cost. Costs associated with the issue of capital instruments offset against the proceeds of the instrument.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are taken to the share premium account and shown in equity as a deduction from the proceeds.

Share-Based Payments

The Group operates a number of executive share option schemes and has issued a warrant instrument in lieu of professional fees related to the placing of preference shares. In accordance with IFRS 2, the cost of equity-settled transactions is measured by reference to their fair value at the date at which they are granted, with fair value determined using the Black-Scholes model. The cost of equity-settled transactions is recognized over the period until the award vests. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied. Modified options are measured at fair value on the date of modification and the difference between the fair value of the original option on that date and the modified fair value is recognized over the vesting period of the modified option. At each reporting date, the cumulative expense recognized for equity-based transactions reflects the extent to which the vesting period has expired and the number of awards that, in the opinion of the Directors at that date, will ultimately vest.

Segmental reporting

Operating segments are reported on a basis consistent with the internal reporting used by the chief operating decision makers. These have been identified as the Executive Management team which makes operating decisions.

Standards and Interpretations

In preparing the consolidated financial statements for the current year the Group has adopted the following new IFRS, amendments to IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations, which have not had a significant effect on the results or net assets of the Group:

■	IFRS 10, Consolidated financial statements.

■	IFRS 11, Joint arrangements.
■	IFRS 12, Disclosures of interests in other entities.

■	IFRS 13, Fair value measurement.

■	IFRS 7 (Amendment), Financial instruments: disclosures.

■	IFRS 10 (Amendments), Consolidated financial statements.

■	Amendments to IFRS 10, 11 and 12 on transition guidance.

■	IAS 19, Employee benefits.

■	IAS 27 (Revised 2011), Separate financial statements.

■	IAS 28 (Revised 2011), Associates and joint ventures.

■	IAS 1 (Amendment), Presentation of financial statements.

■	2009 – 2011 Cycle—Annual Improvements to IFRSs.

At the date of authorization of these consolidated accounts, the following standards, amendments and interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

■	IAS 32 (Amendment), Financial instruments: presentation (effective January 1, 2014).

■	IAS 36 (Amendment), Impairment of assets (effective January 1, 2014).

■	IAS 39 (Amendment), Financial instruments: recognition and measurement (effective January 1, 2014).

■	Amendments to IFRS10, 12 and IAS 27 Investment Entities (effective January 1, 2014).

■	IFRS 9, Financial instruments (effective January 1, 2015).

Under present circumstances, none of these is expected to have a material impact on the Group’s financial statements.

2 General Information

The Company is a public limited company listed on the Alternative Investment Market of the London Stock Exchange since December 13, 2005 and is incorporated and domiciled in the UK. The address of the registered office is 4 Trident Park, Didcot, Oxfordshire OX11 7HJ.

3 Intangible Assets

	GOODWILL ON ACQUISITION	INTELLECTUAL PROPERTY AND LICENSES	SOFTWARE	TOTAL
	$’000	$’000	$’000	$’000
Cost
At January 1, 2012	3,268	747	—	4,015
Currency translation	170	39	—	209

At December 31, 2012	3,438	786	—	4,224

Currency translation	63	122	7	192
Additions	—	1,945	125	2,070

At December 31, 2013	3,501	2,853	132	6,486

Accumulated amortization
At January 1, 2012	—	511	—	511
Currency translation	—	28	—	28
Charge for the year	—	64	—	64

At December 31, 2012	—	603	—	603

Currency translation	—	17	1	18
Charge for the year	—	116	27	143

At December 31, 2013		736	28	764

Net book value

At December 31, 2013	3,501	2,117	104	5,722

At December 31, 2012	3,438	183	—	3,621
At January 1, 2012	3,268	236	—	3,504

License additions during the year are for a non-exclusive license granted by Medtronic for the U.S. patent No. 6,306,141 (“Jervis” patent), which will be amortised over 9 years and has a net book value at December 31, 2013 of $1,993,000 (2012: nil).

Impairment Test for Goodwill on Acquisition

The recoverable amount of goodwill has been determined based on the fair value less costs of disposal calculation using valuation methods based on the Company as a whole as there is a single segment and cash generating unit. Management reviewed the Company’s recent share price and applied a typical premium for control to various measures of the share price (average and volume weighted average share prices over one, three and six month periods) to derive a range of acquisition values. A percentage allowance for the selling costs was deducted from the valuations. The valuations were also compared to the target prices from the models of the Analysts following the Company, to provide further comfort as to the range. The current market value of the Company and the range of valuations, representing the recoverable amount of the Goodwill on Acquisition were significantly in excess of the carrying value of the Goodwill.

4 Property, Plant and Equipment

PLANT AND EQUIPMENT $’000
Cost
At January 1, 2012	2,683
Currency translation	144
Additions	218

At December 31, 2012	3,045

Currency translation	138
Additions	1,807
Disposals	(322)

At December 31, 2013	4,668

Accumulated depreciation
At January 1, 2012	1,747

Currency translation	97
Charge for the year	246

At December 31, 2012	2,090

Currency translation	43
Charge for the year	430
Disposals	(306)

At December 31, 2013	2,257

Net book value

At December 31, 2013	2,411

At December 31, 2012	955

At January 1, 2012	936

5 Interests in Group undertakings

The following subsidiary undertakings have been included in the Group consolidation. All interests are held directly in the form of ordinary shares.

NAME OF UNDERTAKING	PRINCIPAL AREA OF ACTIVITY	COUNTRY OF INCORPORATION
Lombard Medical Limited	Medical implants	Great Britain
PolyBioMed Limited	Dormant from December 1, 2009	Great Britain
LionMedical Limited	Investment holding company	Great Britain
Lombard Medical Technologies, Inc.	Medical implants	USA
Lombard Medical Scotland Ltd	Medical fabrics	Great Britain
Lombard Medical Technologies GmbH	Medical implants	Germany

All of the subsidiaries are wholly owned by Lombard Medical Technologies PLC. The above companies operate principally in their country of organization.

6 Inventories

	2012 $’000	2013 $’000
Raw materials	1,567	1,523
Finished goods	1,606	1,838

	3,173	3,361

Costs of inventories recognized as expenses were cost of sales $3,044,000 (2012: $3,053,000; 2011: $2,562,000); selling, marketing and distribution expenses $546,000 (2012: $1,170,000; 2011: $979,000) and research and development expenses $258,000 (2012: $521,000; 2011: $693,000).

7 Trade and Other Receivables

	2012 $’000	2013 $’000
Amounts falling due within one year:
Trade receivables	1,452	1,378
Other receivables	105	813
Prepayments and accrued income	287	1,776

	1,844	3,967

Less non-current portion:
Other receivables	—	(523)
	1,844	3,444

Trade receivables are stated net of an impairment provision of $0 (2012: $83,000). Debtor days at the year-end were 51 days (2012: 70 days). Provisions of $0 (2012: $0) were utilized and $83,000 released (2012: $11,000 released) in the year.

All non-current receivables are due within five years from the end of the reporting period and relate to the deferred consideration from the sale of the OEM business. The fair value of other receivables are based on cash flows discounted using a rate of 12.5%. The fair values are within level 3 of the fair value hierarchy.

Trade receivables are individually assessed for impairment. The maximum exposure to credit risk at the reporting date is the carrying value of the receivable. The customer base is split between public sector and distributors and is such that payment terms can be exceeded. It is considered that the majority of past due debt is still likely to be collected. The ageing of trade receivables including past due but not impaired is:

	2012 $’000	2013 $’000
Not past due	1,168	1,304
Past due	284	74

	1,452	1,378

8 Borrowings

Convertible loan notes with a face value of $4.86m were issued to Invesco, the Company’s largest shareholder, on March 30, 2012. The loan notes paid interest of 8% per annum and were repayable at the Company’s discretion at any time until July 1, 2013; and were repayable or convertible at the holder’s discretion at any time between July 1, 2013 and September 1, 2013 or on certain other events as noted in the shareholder circular dated March 9, 2012. In the case of conversion, the conversion share price was 140 pence per share.

On May 24, 2013, as part of the placing, subscription and offer, the Company and Invesco agreed to vary the convertible loan to allow for earlier conversion, this did not impact the valuation of the note. Notice of conversion was received from Invesco on June 6, 2013. As a result, on June 17, 2013 the Company issued 2,142,857 ordinary shares of 20 pence to Invesco and retired the Convertible Loan Notes.

At December 31, 2013, there was no balance outstanding:

$’000
Liability component at January 1, 2013	4,473
Interest expense	391
Interest paid	(159)
Currency translation difference	(142)
Converted to equity	(4,563)

—

The outstanding liability on the convertible loan notes was valued at a discount rate of 18%, considered a market rate for an equivalent non-convertible loan and the excess liability has been treated as an equity component and credited to other reserves. On conversion, the difference between the outstanding value and the face value was charged to accumulated losses and the equity component was transferred to accumulated losses from other reserves.

Medico’s Hirata convertible loan

On March 28, 2013 the Company received $2.5 million from the total $5 million convertible loan facility granted by its exclusive distribution partner in Japan, Medico’s Hirata Inc. The loan accrues interest of 3% per annum, payable when the loan is repaid or converted. The term is for a period of seven years from the receipt of regulatory approval for Aorfix in Japan, anticipated to be granted in 2014. Conversion of the loan is at Medico’s Hirata Inc.’s discretion and will be based on the share price at the time of conversion.

At December 31, 2013, the amount outstanding comprised:

$’000
Face value of convertible loan notes issued on March 28, 2013	2,500
Interest expense	58

Included in non-current liabilities	2,558

The convertible loan note is considered a financial liability with no equity component as there is a contractual obligation to deliver a variable number of shares at the market price if the loan note is converted. The fair value of the loan note is therefore the same whether the settlement of the obligation is made in cash or in shares at the time of repayment.

9 Trade and Other Payables

	2012 $’000	2013 $’000
Current liabilities
Trade payables	1,305	1,846
Other taxation and social security	170	297
Other payables	212	168
Accruals and deferred income	2,076	4,268

	3,763	6,579

Pension contributions of $43,000 (2012: $38,000) are included in other payables.

10 Financial Instruments

Capital Management

The Group considers capital to comprise the total equity and reserves of the group and long term debt financing, including convertible loans issued. The Group’s objectives are to manage capital as a primary source of funding in conjunction with the ability to remain as a going concern.

Treasury Policy

The Group has financed its operations by a mixture of shareholders’ funds, bank and other borrowings and loan notes, as required. The Group’s objective has been to obtain sufficient funding to meet development activities and initial commercialization costs until the Group becomes profitable. During 2013 and for the foreseeable future the Group’s objective in using financial instruments is to safeguard the principal for funds held on deposit and to minimize exchange-rate risk where appropriate.

The Group currently has no derivatives and there were no derivatives for the periods presented. It is not the Group policy to actively trade in derivatives.

Interest Rate Risk

The Group currently has outstanding fixed-rate loan notes with a principal of $2.5 million and invests its surplus funds in money market and short-term bank deposits. In the past it has used a variety of fixed rate loans and floating rate debt as funding sources. The Group would review the balance between fixed and floating rate debt if it takes on any future debt.

Liquidity Risk

The Group prepares periodic working capital forecasts for the foreseeable future, allowing an assessment of the cash requirements of the Group, to manage liquidity risk. The Group also ensures that sufficient funds are available on 24 hours’ notice to fund the Group’s immediate needs (see Note 1—Basis of Preparation).

Currency Risk

The Group is currently exposed to limited currency risk through foreign currency transactions. As the Group’s level of foreign currency transactions increases the currency risk will be managed by holding foreign currency deposits and seeking to hedge significant transactional exposures.

At December 31, 2013, if the GB Pound had weakened/strengthened by 5% against the U.S. Dollar with all other variables held constant, post-tax loss for the year, in the primary functional currency used in the group, would have been approximately £89,000 higher/£80,000 lower (2012: £29,000 higher/£26,000 lower), as a net result of foreign exchange gains/losses on translation of U.S. Dollar-denominated cash and cash equivalents, foreign exchange gains/losses on translation of U.S. Dollar-denominated trade receivables, foreign exchange losses/gains on translation of U.S. Dollar-denominated trade payables and increased/decreased losses from the translation of the U.S. subsidiary’s post-tax loss. At the annual exchange rates for each period this equates to $139,000 higher/$125,000 lower (2012: $46,000 higher/$41,000 lower).

At December 31, 2013, if the GB Pound had weakened/strengthened by 5% against the Euro with all other variables held constant, post-tax loss for the year, in the primary functional currency used in the group, would have been approximately £31,000 lower/£28,000 higher (2012: £37,000 lower/£34,000 higher), as a net result of foreign exchange gains/losses on translation of Euro-denominated cash and cash equivalents, foreign exchange gains/losses on translation of Euro-denominated trade receivables, foreign exchange losses/gains on translation of Euro-denominated trade payables and increased/decreased losses from the translation of the German subsidiary’s post-tax loss. At the annual exchange rates for each period this equates to $48,000 lower/$44,000 higher (2012: $59,000 lower/$54,000 higher).

Credit Risk

The Group is exposed to credit risk from two sources: its cash investments and its customers. The Group minimizes the former risk by placing its cash deposits only with established financial institutions with a minimum credit rating of A- as defined by the three major credit rating agencies. It minimizes the latter risk by reviewing available information on the customer and closely monitoring the payment history and the age of the debts.

Interest Rate Risk of Financial Assets

CASH AT BANK AND IN HAND	2012 $’000	2013 $’000
Floating rate—USD	846	4,721
Floating rate—EUR	787	1,429
Floating rate—GBP	2,817	34,716

	4,450	40,866

The cash and bank balances earn interest at the prevailing short-term market interest rates.

Fair Values of Financial Assets and Financial Liabilities

The fair value of financial assets and liabilities is the same as the carrying value at the period end.

Cash deposits—the majority of the cash holdings are with two institutions which have a minimum short-term credit rating of A-, as defined by the three major credit rating agencies.

11 Equity

On March 22, 2013 and following the satisfaction of certain conditions, the Company issued 10,040,000 ordinary shares of 20 pence each to the investors in the second tranche of the May 2011 fundraising. The shares were priced at 140 pence each, being the lower of 140 pence (following the 2012 reverse stock split) and the prevailing market price on the day the second tranche was drawn down by the Company. Total proceeds were $21.2 million before fundraising expenses.

On June 17, 2013, the Company issued 12,398,518 ordinary shares of 20 pence each to the investors in a placing, subscription and offer to qualifying participants. The shares were priced at 175 pence each, raising total proceeds of $34.1 million before fundraising expenses.

Combined proceeds from issuing shares were therefore $55.3 million in the year before expenses.

As part of the placing, subscription and offer, the Company agreed with Invesco, its largest shareholder, to a variation of the terms of the $4.8 million of 8% Convertible Loan Notes issued on March 30, 2012. The variation allowed for the earlier conversion of the Convertible Loan Notes and notice of conversion was received from Invesco on June 6, 2013. As a result, on June 17, 2013 the Company issued 2,142,857 ordinary shares of 20 pence to Invesco and retired the Convertible Loan Notes.

i) Share Capital

	2012 NUMBER OF SHARES 000S	2012 NOMINAL VALUE $’000	2013 NUMBER OF SHARES 000S	2013 NOMINAL VALUE $’000
Allotted, called up and fully paid
Ordinary shares of 20 pence each	20,162	6,425	44,743	14,031
A Deferred shares of 0.862 pence each	373,857	5,533	373,857	5,533
B Deferred shares of 1 pence each	136,186	2,562	136,186	2,562
C Deferred shares of 0.9 pence each	2,174,695	30,280	2,174,695	30,280

	2,704,900	44,800	2,729,481	52,406

Rights—Ordinary Shares

Voting: in a show of hands every holder has one vote and in a poll each share has one vote.

Dividends: each ordinary share has the right to receive dividends.

Return on capital: each ordinary share has the right to share in a liquidation of the Company’s assets.

Rights—Deferred Shares

Voting: deferred shares do not entitle the holders to attend or vote at any general meeting of the Company.

Dividends: deferred shares do not entitle the holder to receive any dividend or other distribution.

Return on capital: on a winding up the holders of deferred shares are only entitled to the amount paid up on each deferred share after the holders of the ordinary shares have received the sum of £1 million for each ordinary share.

ii) Share Premium Account

This consists of the proceeds from the issue of shares in excess of their par value less associated issue costs.

iii) Other Reserves

This arose on the conversion of convertible preference shares to ordinary shares.

iv) Dividends

Dividends would be declared and paid in Sterling.

12 Segmental Information

The Group is engaged in a single business activity of cardiovascular devices and medical fabrics and the Group does not have multiple operating segments. The Group’s cardiovascular devices and medical fabrics business consists of the development and commercialization of these products. The Executive Management team is the Group’s chief operating decision-making body, as defined by IFRS 8, and all significant operating decisions are taken by the Executive Management team. In assessing performance, the Executive Management team reviews financial information on an integrated basis for the Group as a whole, substantially in the form of, and on the same basis as, the Group’s IFRS financial statements.

Geographical Areas

Geographical analysis based on the country in which the customer is located is as follows:

	2011 $’000	2012 $’000	2013 $’000
Revenue by Destination
United Kingdom	2,020	2,016	1,808
Germany	667	872	1,205
Rest of Europe	2,588	2,509	2,540
United States of America	245	70	530
Rest of World	905	708	877

	6,425	6,175	6,960

Revenue by Type
Product sales	6,415	6,165	6,950
Royalty and license income	10	10	10

	6,425	6,175	6,960

The total of non-current assets located in the United Kingdom is $8,103,000 (2012: $4,576,000) and the total of non-current assets located in other countries is $553,000 (2012: nil).

13 Operating Loss

	2011 $’000	2012 $’000	2013 $’000
Operating loss is stated after charging/(crediting):
Depreciation of property, plant and equipment (note 4)	162	246	430
Amortization of licenses and software (note 3)	67	64	143
Research and development expenditure	10,524	7,300	6,963
Grant income	(53)	—	—
Foreign exchange loss	123	52	95
Operating lease rentals
—Motor vehicles	72	111	136
—Land and buildings	332	283	347
—Other assets	6	8	29
Share-based compensation expense/(credit)	417	(410)	1,176
Impairment provision—investment	1,361	—	—
Gain on disposal of OEM business (note 7)	—	—	(653)

On December 20, 2013 the company sold the trade and assets of its OEM business, which resulted in a gain on disposal of $653,000. Deferred consideration totals $990,000, which falls due in four equal annual instalments starting on the anniversary of the sale until December 20, 2017. The consideration has been discounted (see note 7).

In the year ended December 31, 2011, due to uncertainties regarding the after-tax profitability of an investment held in an unlisted entity and the investment not being readily realizable, the value of the investment was fully provided for.

14 Finance Costs

	2011 $’000	2012 $’000	2013 $’000
Convertible loan notes	—	666	449
Other interest payable	—	3	—

	—	669	449

15 Directors’ Compensation

	2011 $’000	2012 $’000	2013 $’000
Fees	370	283	319
Salary	701	699	729
Bonuses	253	214	263
Compensation for loss of office	29	—	—-
Pension contributions	80	68	73
Benefits	58	51	56

	1,491	1,315	1,440

The above disclosure includes all executive and non-executive directors of the company, three of which are also included in the key management personnel disclosed in note 16.

The highest paid Director received compensation of $449,556 (2012: $401,686) and pension contributions of $29,573 (2012: $28,578).

The remuneration of the Executive Directors is set by the Remuneration Committee.

Three (2012: Three) Directors are accruing benefits under money purchase pension schemes.

16 Employee Information

The average monthly number of people (including Executive Directors) employed by the Group is as follows

BY ACTIVITY	2011 NUMBER	2012 NUMBER	2013 NUMBER
Manufacture	35	33	36
Selling, marketing and distribution	12	17	34
Research and development	28	35	27
Administration	13	12	14

	88	97	111

Staff costs for the above persons were:

	2011 $’000	2012 $’000	2013 $’000
Wages and salaries	7,495	7,632	11,128
Social security costs	617	826	1,091
Pensions costs	280	264	338
Termination cost	146	62	313
Share-based compensation (credit)/expense	417	(410)	1,176

	8,955	8,374	14,046

KEY MANAGEMENT COMPENSATION	2011 $’000	2012 $’000	2013 $’000
Salaries and short-term benefits	1,219	1,307	1,279
Post-employment benefits	70	68	77
Share-based compensation expense	96	—	611

	1,385	1,375	1,967

Key Management consists of the Chief Executive Officer, Chief Financial Officer, Chief Technology Officer and Chief Operating Officer.

17 Taxation on Loss on Ordinary Activities

The credit comprises:

	2011 $’000	2012 $’000	2013 $’000
UK research and development claim:
For the current year	1,841	913	938
For prior years	274	(341)	233

	2,115	572	1,171
Overseas taxation charge	(62)	(16)	(56)

Total tax credit	2,053	556	1,115

The UK research and development claim relates to the utilization of UK tax losses from research and development expenditure.

Taxation losses carried forward at the end of the year amounted to approximately $107.7 million (2012: $92.3 million) and the unrecognized deferred tax asset at 20% (2012: 23%) is approximately $21.5 million (2012: $21.1 million). No deferred tax asset has been recognized in respect of these losses as the Directors consider it is, as yet, uncertain whether the losses will be utilized. Tax losses would be utilized in future periods against trading profits. The unrecognized deferred tax asset in respect of other temporary differences is $0.7 million (2012: $0.6 million).

During the year there was a change in the UK main corporation tax rate to 23%, which was effective from April 1, 2013. Further reductions to the UK corporation tax rate were announced in the March 2013 Budget, which will reduce the rate to 21% by April 1, 2014 and 20% by April 1, 2015.

The UK tax credit of $1,115,000 (2012: $556,000; 2011: $2,053,000) is higher than the standard UK corporation rate of 23.25% (2012: 24.5%; 2011: 26.5%) applied to the loss for the year. The differences are explained below:

	2011 $’000	2012 $’000	2013 $’000
Loss before tax for the period at 23.25% (2012: 24.5%; 2011: 26.5%)	(4,833)	(3,361)	(4,724)
Additional deduction for research and development expenditure	(1,859)	(1,145)	(1,185)
Amounts not deductible for tax purposes	557	27	530
R&D credit recoverable at a lower effective rate of 11% (2012: 11.375%; 2011: 12.88%)	2,047	1,172	944
Losses not recognised	2,247	2,394	3,497
Overseas taxation charge	62	16	56
Adjustments in respect of prior years	(274)	341	(233)

Tax credit for year	(2,053)	(556)	(1,115)

18 Loss per Share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares. A, B and C deferred shares are not included in the calculation as holders have no right to receive any dividend or other distribution. The diluted earnings per ordinary share are identical to those used for the basic earnings per ordinary share as the exercise of share options and warrants or conversion of convertible loan would have the effect of reducing the loss per ordinary share and are therefore not dilutive.

The calculations for Loss per Share are set out below:

	2011	2012	2013
Loss for the financial year $’000	(16,184)	(13,162)	(19,204)
Weighted average number of shares (‘000)	16,319	20,162	35,889

Basic and diluted loss per share (cents)	(99.2)	(65.3)	(53.5)

The weighted average number of shares figure for 2012 reflects the 2012 reverse stock split of one new ordinary share for every 200 existing ordinary shares. The 2011 comparative has been recast retrospectively for the effect of the reverse stock split, to allow comparability.

19 Share Options

Options

The Company’s Directors, officers, employees and certain former employees and former Directors hold options under the Lombard Medical Technologies PLC Share Option Plan (2005), known as the “LMT Option Plan”, to subscribe for ordinary shares in the Company as shown below.

	2011		2012		2013
	WEIGHTED AVERAGE EXERCISE PRICE (PENCE)	SHARES UNDER OPTION	WEIGHTED AVERAGE EXERCISE PRICE (PENCE)	SHARES UNDER OPTION	WEIGHTED AVERAGE EXERCISE PRICE (PENCE)	SHARES UNDER OPTION
At beginning of year	1.121	277,034,097	0.808	446,591,287	160	2,334,830
Options granted (0.1p ordinary shares)	0.715	401,653,514	—	—	—	—
Options lapsed/cancelled (0.1p ordinary shares)	1.022	(232,096,324)	0.771	(7,123,541)	—	—
Options consolidated for reverse stock split (0.1p ordinary shares)	—	—	—	(437,270,422)	—	—
Options granted (20p ordinary shares)	—	—	145	201,618	176	4,037,141
Options lapsed/cancelled (20p ordinary shares)	—	—	187	(64,112)	172	(476,265)

At end of year	0.808	446,591,287	160	2,334,830	170	5,895,706

The outstanding options at December 31, 2013 were granted as follows:

DATE OF GRANT	EXERCISE PRICE POST SPLIT (PENCE)	EXERCISE PRICE PRE SPLIT (PENCE)	EXERCISE PERIOD	2011 NUMBERS	2012 NUMBERS	2013 NUMBERS
July 17, 2007	4,600	23.0000	2010–2017	401,087	2,005	—-
January 28, 2009	225	1.1250	2012–2019	29,862,500	139,010	137,510
February 5, 2010	208	1.0420	2012–2020	51,189,061	220,377	183,510
June 21, 2010	205	1.0250	2012–2020	10,873,475	54,367	54,367
September 22, 2010	200	1.0000	2012–2020	1,000,000	5,000	—
August 26, 2011	140	0.7000	2012–2021	243,957,823	1,188,419	898,921
September 8, 2011	150	0.7500	2012–2021	104,266,888	498,832	428,971
October 3, 2011	136	0.6800	2012–2021	5,040,453	25,202	25,202
April 5, 2012	145		2012–2022	—	201,618	201,618
June 13, 2013	177.5		2013-2023	—	—	3,137,860
September 25, 2013.	168		2013-2023	—	—	783,004
November 6, 2013	202		2013-2023	—	—	44,743

				446,591,287	2,334,830	5,895,706

Weighted average remaining contractual life				9.3 years	8.4 years	8.8 years

The options were consolidated during 2012 in line with the 1 for 200 share reverse stock split.

None (2012: 2,005) of the outstanding options were exercisable at December 31, 2013 at a weighted average exercise price of nil (2012: 4,600 pence).

Due to FDA approval for Aorfix being received later than anticipated, the previous performance conditions were deemed to be no longer achievable. As a result, in June 2013 the performance conditions for the existing outstanding options were amended by the remuneration committee, following consultation with the Company’s major shareholders, to reflect the Company’s current and future business plans. These performance conditions are based on the achievement by the Company of a majority of budgeted revenue in each of the financial years 2013 to 2015.

The majority of the outstanding options will vest in three equal installments based on the achievement by the Company of a majority of budgeted revenue in each of 2013, 2014 and 2015. The 2013 performance condition was achieved and the first third will vest on April 1, 2014.

The Board has discretion to amend the performance conditions if events occur which cause the Board to consider that any of the terms of the Exercise Condition have become unfair or impractical, provided such discretion is exercised fairly and reasonably and provided that any terms which are so amended or relaxed are not more difficult to satisfy than the existing terms.

The fair value of the options was determined using the Black-Scholes pricing model in 2013 and the Hull-White pricing model in prior years. The share-based compensation expense for the year is $1,176,000 (2012: $410,000 credit; 2011: expense $417,000). The main assumptions used in the fair value calculations are noted in the tables below;

2005 PLAN	YEAR OF GRANT
	2011	2012	2013
Weighted average share price of grants during the year	0.715p	145p	176p
Expected volatility	50–80%	46%	19-27%
Option life	Ten years	Ten years	Ten years
Expected dividends	None	None	None
Risk-free interest rate	2.8–4.5%	1.36%	0.41-1.1%
Estimated life to exercise	4.6 to 8.2 years	8.3 to 8.5 years	1.4 to 3.8 years
Weighted average fair value of grants during the year	0.4p	48p	32p

Expected volatility has been calculated by reference to the Company’s historic share price and industry norms. The risk-free interest rate is calculated by reference to UK government bonds. Expectation of the cancellation of options has been considered in determining the fair value expense charge in the statement of comprehensive income.

20 Reconciliation of Loss before Taxation to Net Cash Outflow from Operating Activities

	2011 $’000	2012 $’000	2013 $’000
Loss before taxation	(18,237)	(13,718)	(20,319)
Depreciation and amortization of licenses, software and property plant and equipment	229	310	573
Share-based compensation credit/(expense)	417	(410)	1,176
Impairment provision—investment	1,361	—	—
Net finance expense/(income)	(94)	632	285
Decrease/(increase) in inventories	(991)	560	(122)
Decrease/(increase) in receivables	(638)	519	(1,922)
(Decrease)/increase in payables	589	(1,030)	2,601

Net cash used in operating activities	(17,364)	(13,137)	(17,728)

21 Related Party Disclosures

Fundraising

Timothy Haines had an interest in the VC Subscription Agreement as a Director of Abingworth LLP, or Abingworth. On March 22, 2013, Abingworth subscribed for 3,200,000 ordinary shares of 20 pence each, as part of the second tranche of the May 2011 fundraising. The shares were priced at 140 pence each, being the lower of 140 pence and the prevailing market price on the day the second tranche was drawn down by the Company. Subsequently, Abingworth subscribed for 2,270,440 ordinary shares at a price of 175 pence as part of the placing on June 17, 2013.

On March 22, 2013, other Directors of the Company subscribed for 22,000 ordinary shares of 20 pence, as part of the second tranche of the May 2011 fundraising. Subsequently, other Directors of the Company subscribed for 41,428 ordinary shares at a price of 175 pence as part of the placing on June 17, 2013.

Borrowings

Convertible loan notes with a face value of $4.86m were issued to Invesco, the Company’s largest shareholder (holding 39% of the Company’s shares), on March 30, 2012. The loan notes pay interest of 8% per annum and are repayable at the Company’s discretion at any time until July 1, 2013. The loan notes are repayable or convertible at the holder’s discretion at any time between July 1, 2013 and September 1, 2013 or on certain other events as noted in the shareholder circular dated March 9, 2012. In the case of conversion, the conversion share price is 140 pence per share.

On May 24, 2013, as part of the placing, subscription and offer, the Company and Invesco agreed to vary the convertible loan to allow for earlier conversion, this did not impact the valuation of the note. Notice of conversion was received from Invesco on June 6, 2013. As a result, on June 17, 2013 the Company issued 2,142,857 ordinary shares of 20 pence to Invesco and retired the Convertible Loan Notes.

Interest of $159,000 (2012: $289,000) was paid during the year and the remaining principal of the loan at the year end was $0 (2012: $4,860,000).

22 Financial Commitments and Contingent Liabilities

At December 31, 2013, the Group was committed to make the following aggregate minimum payments in respect of non-cancellable operating leases:

	2011		2012		2013
	LAND AND BUILDINGS $’000	OTHER $’000	LAND AND BUILDINGS $’000	OTHER $’000	LAND AND BUILDINGS $’000	OTHER $’000
No later than one year	169	55	277	24	420	165
1-5 years	—	49	384	81	451	61

	169	104	661	105	871	226

23 Capital Commitments

At December 31, 2013, the Group had capital commitments of $78,000 (2012: $241,000; 2011: $353,000).

24 Post Balance Sheet Events

There are no post balance sheet events.

25 Pro Forma Information (unaudited)

Earnings per share – Lombard Medical, Inc. was incorporated on January 16, 2014 and will become the holding company of Lombard Medical Technologies plc prior to the initial public offering of Lombard Medical, Inc. by way of a share exchange. Lombard Medical, Inc.’s financial statements will be the same as Lombard Medical Technologies plc’s financial statements prior to the initial public offering.

The following computation of pro forma earnings per share assumes the share exchange occurs as of January 1, 2011. The share exchange, which will be undertaken after effectiveness but prior to completion of the IPO, is structured so that the existing shares of Lombard Medical Technologies plc will be cancelled and shareholders will receive 1 share in Lombard Medical, Inc. for every 4 shares held previously in Lombard Medical Technologies plc.

	2011	2012	2013
Loss for the financial year $’000	(16,184)	(13,162)	(19,204)
Pro forma weighted average number of shares (‘000)	4,080	5,041	8,972

Pro forma basic and diluted loss per share (cents)	(396.7)	(261.1)	(214.0)

3,636,364 Ordinary Shares

LOMBARD MEDICAL, INC.

PRELIMINARY PROSPECTUS

Jefferies

Barclays

BTIG

                        , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of directors and officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association will provide for indemnification of our current and former officers and directors out of our assets against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own fraud or dishonesty.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Our amended and restated memorandum and articles of association provide:

The Directors, Secretary and other officers for the time being of the Company and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company and everyone of them, and everyone of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

Prior to the consummation of this offering, we intend to enter into indemnification agreements with each of our directors and some of our executive officers.

Reference is made to Section 9 of the form of Underwriting Agreement filed as Exhibit 1.1 to the registration statement, which sets forth the registrant’s and the underwriters’ respective agreement to indemnify each other and to provide contribution in circumstances where indemnification is unavailable.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7. Recent sales of unregistered securities

With the exception of our shares traded on AIM, in the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act.

On August 30, 2011, we granted 272,773,918 new share options over ordinary shares of 0.1 pence each to our directors and employees with an exercise per share of 0.7 pence. On September 8, 2011, we granted 123,839,142 new share options over ordinary shares of 0.1 pence each to our directors and employees with an exercise per share of 0.75 pence and cancelled an equal number of existing share options. On June 13, 2013, we granted 3,209,394 new share options over ordinary shares of 20 pence each, at an exercise price of 177.5 pence per share, to our directors and employees. On September 25, 2013, we granted 335,573 and 447,431 new share options over ordinary shares of 20 pence each, at an exercise price of 168 pence per share, to our Chairman and to one of our employees, respectively. On November 6, 2013, we granted 44,743 new share options over ordinary shares of 20 pence each, at an exercise price of 202 pence per share, to one of our employees. The foregoing option grants were made pursuant to our 2005 Plan. The grants of the option awards were made pursuant to Regulation S under the Securities Act or pursuant to written compensatory plans or arrangements in reliance on the exemption provided by Rule 701 of the Securities Act.

In May 2011, as part of the first placing, subscription and offer under a two tranche placing, subscription and offer to certain institutional shareholders, Abingworth LLP, MVM Life Science Partners LLP and qualified shareholders and employees announced by us on April 20, 2011, We issued 1,857,667,456 shares at a price of 0.7 pence per share for aggregate gross proceeds of £13.0 million, before expenses of £0.8 million. This issuance was made outside the United States pursuant to Regulation S or to U.S. persons pursuant to Section 4(2) of the Securities Act.

On March 30, 2012, we issued convertible loan notes at a commercially competitive rate of 8% coupon compounded annually to our then-largest shareholder, Invesco Asset Management Limited, a wholly owned subsidiary of Invesco Limited, acting as agent for an on behalf of its discretionary managed clients and raised £3 million (before expenses). Both the notes and the unpaid interest could be converted into ordinary shares of 0.1 pence each at 0.7 pence per share (140 pence per share following the reverse stock split) between July 1, 2013 and September 1, 2013. The notes were repayable to the company on September 1, 2013, subject to any conversion rights being exercised by the holder. This issuance was made outside the United States pursuant to Regulation S or to U.S. persons pursuant to Section 4(2) of the Securities Act.

On May 24, 2013, we amended the terms of the convertible loan notes to enable us to agree in writing to conversion of the £3.0 million principal amount of the convertible loan notes (but not accrued but unpaid interest) into new ordinary shares in accordance with the terms of the loan note instrument prior to July 1, 2013 in full satisfaction of the outstanding loan balances and the loan notes were cancelled.

In December 2012 we agreed with the participants in the second tranche of the May 2011 placing, subscription and offer to extend the date for the second tranche investment by six months to June 30, 2013. Following FDA approval of Aorfix in February 2012, the second tranche investment was made by certain institutional shareholders, Abingworth LLP, LSP Life Sciences Fund N.V., which replaced MVM Life Science Partners LLP. We issued 10,040,000 ordinary shares of 20 pence each at a price of 140 pence per share for aggregate gross proceeds of £14.1 million, before expenses of £0.6 million. This issuance was made outside the United States pursuant to Regulation S or to U.S. persons pursuant to Section 4(a)(2) of the Securities Act.

In June 2013, as part of a placing, subscription and offer to qualifying shareholders and employees, we issued 12,398,518 ordinary shares of 20 pence each at a price of 175 pence per share for aggregate gross proceeds of £21.7 million, before expenses of £0.8 million. This issuance was made outside the United States pursuant to Regulation S or to U.S. persons pursuant to Section 4(a)(2) of the Securities Act.

Prior to the effectiveness of this registration statement, we intend to grant options to purchase ordinary shares of Lombard Medical, Inc. to certain of our directors, executive officers and other employees for the purpose of allowing these individuals to maintain their beneficial ownership level of options to purchase ordinary shares of Lombard Medical Technologies plc that these individuals hold as of the date hereof. All options to be granted will have an exercise price per share equal to the public offering price in this offering. The ultimate number of shares that will underlie these options will be based on a formula that takes into account the number of shares we sell in this offering. These option grants will be made pursuant to Regulation S under the Securities Act or pursuant to written compensatory plans or arrangements in reliance on the exemption provided by Rule 701 of the Securities Act.

Item 8. Exhibits and financial statement schedules

(a)	The Exhibit Index is hereby incorporated herein by reference.

(b)	Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9. Undertakings

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on March 31, 2014.

LOMBARD MEDICAL, INC.

By:	/S/ SIMON HUBBERT
Name:	Simon Hubbert
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE

/S/ SIMON HUBBERT	Chief Executive Officer, Director (Principal Executive Officer)	March 31, 2014
Simon Hubbert

/S/ IAN ARDILL Ian Ardill	Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2014

*	Chairman	March 31, 2014
Raymond Cohen

*	Director	March 31, 2014
Timothy Haines

*	Director	March 31, 2014
Simon Neathercoat

*	Director	March 31, 2014
Craig Rennie

*	Director	March 31, 2014
John Rush

*	Authorized Representative in the United States	March 31, 2014
Michael Gioffredi

*	By:	/s/ IAN ARDILL
	Name:	Ian Ardill
	Title:	Attorney-in-fact

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1.1	Form of Underwriting Agreement

3.1	Amended and Restated Memorandum and Articles of Association of Registrant to be in effect upon completion of the offering

4.1	Loan Agreement between Lombard Medical Technologies plc and Medico’s Hirata Inc.

5.1	Opinion of Conyers Dill & Pearman (Cayman) Limited

10.1 *	Rules of Lombard Medical Technologies plc Share Option Plan as amended by the Board on February 5, 2010 and approved by Shareholders on May 20, 2010

10.2 +	Contract of Employment between Lombard Medical Technologies plc and Simon Hubbert effective as of January 1, 2011

10.3 +	Contract of Employment between Lombard Medical Technologies plc and Ian Ardill effective as of January 23, 2012

10.4 +	Contract of Employment between Anson Medical Limited (now Lombard Medical Limited) and Peter Phillips effective as of April 11, 2001

10.5 †*	Patent License Agreement between Lombard Medical Limited and Medtronic, Inc. dated October 14, 2013

10.6 *	Lease between The Irvine Company LLC and Lombard Medical Technologies, Inc. dated August 2, 2013 in connection with Suite No. 260, 15420 Laguna Canyon Road, Irvine, CA, 92618

10.7 *	Lease between Hartberg Investments Limited and Lombard Medical Technologies plc dated November 12, 2013 in connection with Unit 2A, Trident Park, Basil Hill Road, Didcot, UK, OX11 7HJ

10.8 *	Lease between Hartberg Investments Limited and Lombard Medical Technologies plc dated December 11, 2012 in connection with Building 3 (formerly known as Paradigm House) and 4, Trident Park, Basil Hill Road, Didcot, UK, OX11 7HJ

10.9 †*	Distribution Agreement between Lombard Medical Technologies plc and Medico’s Hirata Inc.

10.10 +**	Rules of Lombard Medical, Inc. Share Option Plan

21.1 *	Subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

23.3 *	Consent of iData Research Inc.

24.1 *	Powers of Attorney (included on signature page)

*	Previously filed
†	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission
+	Management contract or compensatory plan or arrangement
**	To be filed by amendment